4/15



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Debenhams

*CURRENT ADDRESS

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34989

FISCAL YEAR 9-1-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 1/15/08

DEBENHAMS

ANNUAL REPORT AND ACCOUNTS 2007

HIGHLIGHTS

DEBENHAMS IS A LEADING DEPARTMENT STORE GROUP WITH A STRONG PRESENCE IN WOMENSWEAR, MENSWEAR, HOMEWARES, HEALTH AND BEAUTY, ACCESSORIES, LINGERIE AND CHILDRENSWEAR.

OUR EXCLUSIVE OWN BRANDS, INCLUDING DESIGNERS AT DEBENHAMS, AND THIRD-PARTY BRANDS DIFFERENTIATE DEBENHAMS FROM ITS COMPETITORS.

Operational highlights for the financial year ending 1 September 2007

- 12 new department stores opened including nine former Roches stores in the Republic of Ireland and one re-sited store.
- Strong pipeline of 29 contracted new department store openings.
- Five new Desire by Debenhams stores opened.
- Rebuilt and upgraded the online store, debenhams.com.
- Four new international stores.
- Store refurbishment programme accelerated.
- IT investment to improve store operational efficiency.
- Continued growth of Designers at Debenhams with a new childrenswear range Baker by Ted Baker introduced.

Financial highlights

+5.1%

Gross transaction value.

+13%

Profit before tax and exceptional items.

6.3p

Full year dividend per share.

£227.4m

Net cash generated from operating activities.

YEAR IN BRIEF

DURING THE YEAR WE HAVE INVESTED IN ALL ASPECTS OF OUR BUSINESS – PRODUCTS, STORES, MARKETING AND INFRASTRUCTURE – TO FOCUS ON MEETING THE NEEDS OF OUR CUSTOMERS.

v *SEPTEMBER 2006*

The year began with the acquisition of nine Roches stores (on 12 September) giving an additional 575,000 sq ft of retail space and increasing the number of Debenhams employees by c 1,500. This grew our presence in the Republic of Ireland to 12 stores.

NOVEMBER 2006 >

The website was re-launched improving Debenhams' ability to cope with growing levels of demand within this environment. In the last quarter of the year we achieved a like-for-like sales increase of 62.8 per cent. This would not have been possible without the greater stability and capacity of the new site.

JANUARY 2007 >

New technology to improve service levels was trialled in two stores, switching time away from administrative tasks such as manual product pricing to customer facing interaction.

The new price change management system was rolled out during the Summer which enabled clear and accurate pricing, resulting in faster sell through at first markdown.

< *FEBRUARY 2007*

The second half of the year saw greater focus on product, including the launch of Mantaray across menswear and older kids, a new brand for Debenhams.

A womens fashion range, Gorgeous, specialising in sizes 16-26, was introduced.

Other new Designers introduced during the year included Melissa Odabash in womens' swimwear and accessories, along with Betty Jackson, Julien Macdonald and Jeff Banks in home furnishings. At the end of the year, Baker by Ted Baker was introduced to childrenswear, an exclusive brand to Debenhams.

MARCH 2007 >

In March we opened a new store in Bucharest, Romania. We also opened stores in Kuwait, Mecca and Moscow, bringing the international franchise portfolio to 34 stores in 15 countries at year end.

MAY 2007 >

The store refit programme was both accelerated and upgraded with a new premium feel. Uxbridge was the first store to benefit from this new look. The modernisation particularly focused on redesigned visuals to enhance Debenhams own brand product. Nine stores were completed with the new feel by the end of the year and a further 12 are in progress

The Warrington store opened in May 2007 This was the final department store opening of the year and brought the total number of department stores to 133 at the year end.

< *JUNE 2007*

The new press and store marketing campaign was approved for the 2007/08 financial year, featuring a "clubs" theme.

The Company continues to strive to reduce the impact of its business on the environment. In June 2007, we introduced 100 per cent recycled (post consumer waste) carrier bags into all stores.

AUGUST 2007 >

Walton-on-Thames Desire store was opened This brought the total number of Desire stores opened during the year to five, the others being Birmingham Fort, Merthyr, Kirkaldy and Altrincham. The total portfolio of Desire stores has more than doubled in the year increasing from four to nine stores.

SEPTEMBER 2007 >

Success at the Prima High Street Awards retaining the best eveningwear category and Betty Jackson winning best designer.

Subsequently we have won best department store at the Company High Street Awards.

DEBENHAMS IS A REALLY STRONG BUSINESS AND WE PRIZE OUR STATUS AS ONE OF THE WORLD'S MOST ADMIRED AND SUCCESSFUL DEPARTMENT STORE GROUPS AS WE CONTINUE TO STYLE THE NATION.

JOHN LOVERING Chairman

Let me tell you how I see the current and future position of our Company. The board of directors is very proud of Debenhams and what has been achieved in the business over the last few years. I want to assure you that we have the long-term future and value of our business at the core of all our thinking and actions.

Debenhams is a really strong business and we prize our status as one of the world's most admired and successful department store groups as we continue to style the nation.

The Chief Executive's report spells out how we performed last year. I want to talk about three very important issues; investment in the store environment, our product range and our people.

From 2004 to 2006 our capital spending was directed towards acquiring and re-branding the Allders and Roches stores. We also accelerated our store opening programme, launched Desire, invested in our online offering and expanded our international operations. In 2007 we needed to turn our attention to reinvesting in our older stores, some of which were beginning to look a little tired. We are now working our way through the estate and will spend a substantial amount of this year's £150 million capital budget on the refurbishment of existing stores. Within the next 18 months we expect to have refitted most of the chain so that we will be able to offer all our customers a modern, hassle-free shopping experience which does justice to our designer merchandise.

In some product categories we faced a marked pick-up in high street price deflation last year, brought about by the rapid growth of discounters. On occasions we were not offering customers the value for money for which our business is known. This was especially true in menswear. In addition our fashion and style leadership in menswear and some women's clothing was challenged by re-awakening competition. Whilst it was hard for us to address this in the Spring/Summer season as the buying process had been completed, we have since acted. We are now confident that the Autumn/Winter ranges are on trend, correctly priced and available in depth. As a result we are now competitive in terms of style, quality and value. The reinvestment required to achieve this may have cost some margin but it is certainly the right long-term decision.

Finally, the board must ensure we have the right team in place to move the business forward.

We have undertaken a thorough review of our buying and merchandising operations. Several people have left the business but, more importantly, we have attracted a raft of talent from across the high street and promoted many of our high potential middle and senior managers. The culture is re-energised and ready for the future. In stores, we have appointed three new regional sales directors alongside 25 new store managers during the year. Internal promotion combined with external recruitment has generated an excellent mix of ambition and experience.

We have had a tough year. It has been painful but we are stronger after the sharp message we received from our customers. We have made operational changes but we will not be deflected from our long-term strategic aims. We should also be proud of what we achieved. We made an EBITDA margin

+21.2%

Growth in sales over the past three years.

Below: Our re-sited store in Exeter, opened in September 2007. The new store provides a dramatically improved shopping experience for our customers and increases trading space by 31,000 sq ft.

Above: The new and exclusive Jeff Banks Jeans collection for menswear, launched this Autumn. Part of a major initiative to ensure that our menswear offer is competitive in terms of style, quality and value.

of 12.6 per cent after full market rent and not many rivals can come close to that. We have grown sales by 21.2 per cent over three years and we have secured new space to increase our footage by 14.2 per cent over the next three years.

Our direction is set. Space expansion through new department stores, the roll out of our Desire small store format and our overseas franchise programme continues. Our multi-channel business, benefiting from our new website, is showing strong sales and profit growth.

We have every confidence in our business and our people. Against that backdrop the board is recommending a final dividend of 3.8 pence per share to make a first full year dividend for the Company of 6.3 pence per share.

We have started the new financial year in good shape. Like-for-like sales in the first seven weeks were up 2.1 per cent (excluding Roches) despite the disruption from a high number of stores undergoing refits. Our gross margin is increasing. We have some world class competitors for the customers' purse in a tough market. The internet is a real rival to the high street and as everyone knows the macro economy will get more difficult. History says that department stores are more resilient and less volatile through the economic cycle. We know that the best management teams who are working hardest and listening most to their customers will win and progress. It is my job on your behalf to make sure that this description fits Debenhams.

I would like to thank all of my colleagues throughout the business whose efforts and commitment last year and every year mean that we have the best chance of achieving this objective.

John Lovering
Chairman

23 October 2007

+14.2%

Planned increase in footage over the next three years.

ALL AREAS OF THE BUSINESS WERE REVIEWED WITH THE CLEAR OBJECTIVE OF ENSURING THAT ISSUES RAISED WERE DEALT WITH FOR THE NEW AUTUMN/WINTER SEASON AND NEW 2007/08 FINANCIAL YEAR.

ROB TEMPLEMAN Chief Executive

For the year ending 1 September 2007 Debenhams gross transaction value grew by £112.7 million to £2,305.6 million. The primary driver of sales growth was a total of 792,000 sq ft in new space being added to the store portfolio. Nine stores were acquired from Roches in the Republic of Ireland. Eight other stores were opened including five Desire stores and one re-site in Wigan.

Merchandise sales growth by product category was varied with a better performance achieved in a number of areas including health & beauty and accessories. Unfortunately this growth was offset by weaker sales from clothing ranges, in particular menswear. This resulted in an overall disappointing year for the Company with a like-for-like sales decline of 5.0 per cent and profit before tax and exceptional items of £127.5 million compared to £112.8 million achieved in the previous year. Although the overall retail environment became far more competitive and challenging throughout the year, it also became apparent that some areas of the Company had to be improved before we could regain sales momentum. Against this background of increasing competition, all areas of the business – the store portfolio, the customer experience in store, products and the supply chain and marketing – were reviewed during the second half of the year with the clear objective of ensuring any issues raised were dealt with in time for the new Autumn/Winter season and new financial year. This work also served to reconfirm our principal growth strategies which can be summarised under four key headings:

1 Space expansion both in the UK and internationally

2 Improving the store environment and customer shopping experience

3 Product innovation, design, quality and value for money

4 Growing our online business and other technology investments

Store portfolio

Department stores

Although Debenhams has a heritage of over 100 years in retailing, with only 135 department stores trading across the UK and the Republic of Ireland we remain under-represented in some key shopping locations. Our property team has been very active in securing new stores for our expansion programme. During the year we acquired nine department stores from Roches stores in the Republic of Ireland, opened new department stores in Llandudno and Warrington and re-sited our Wigan store, increasing its overall footage by 22,000 sq ft. Since the year end, we have opened two small new stores in Llanelli and Welwyn Garden City and re-sited our Exeter and Derby stores, increasing their footage by 48,000 sq ft. Today we have 135 department stores and overall trading space, including our Desire store portfolio, of 10.4 million sq ft.

135

Current number of department stores.

10.4m sq ft

Current overall trading space.

OPEN>

Above: Designers at Debenhams home, Rocha. John Rocha bedding.

Right: Living accessories from a range at Debenhams home.

Above: Designers at Debenhams Accessories, Sequin beret from Star by Julien Macdonald.

Left: Julien Macdonald opens the new Desire store in Merthyr Tydfil, one of five new Desire stores that opened during the year.

Below: One of the stunning images used in the new "club" marketing campaign launched in September.

Above: Designers such as Julien Macdonald bring the latest styles and trends to a wider audience. Idol by Julien Macdonald.

Above: Within clothing ranges we have invested in better fabrics, improved styling and improved design content. J Jeans by Jasper Conran.

Below: Mantaray, new and exclusive to Debenhams menswear.

< OPEN

Contracted department store openings

Desire store openings

Currently we have a strong pipeline of new contracted department stores which when opened will add an additional 1.8 million sq ft of prime retail space to our portfolio.

Desire
In the year we opened five of our smaller Desire stores in Birmingham Fort, Kirkcaldy, Merthyr, Altrincham and Walton-on-Thames bringing the total trading to nine.

Contracts have been exchanged on a further four Desire stores.

International stores
Our successful international franchise stores play an important part in extending the global reach of our brand and awareness of our product ranges. Over the past 12 months new international stores have opened in Bucharest, Moscow, Kuwait and Mecca. At year end we had 34 stores trading from 15 countries across the world.

In the new financial year we anticipate further store openings in India, Jordan, Cyprus, Romania, the Middle East and the Philippines.

Store development – improving the customer experience
The board is committed to investing for the long-term growth of the business. Over the past three years, our capital expenditure has been primarily focused on new stores and infrastructure improvements. This includes our new distribution facility at Peterborough, rebuilding our internet site, the introduction of a radio frequency platform across our store base and numerous IT developments. We believe that these investments will serve the company and its shareholders well by providing a sound foundation for the development of the business.

We have always acknowledged that some of our older stores were in need of refurbishment, particularly those which have been in the portfolio for many

36

Current number of International stores

years. Debenhams has for the past few years been committed to a rolling refurbishment programme.

We have been pleased with both sales uplifts and return on investment from our refurbished stores. The latest iteration of this modernisation programme has been based on the fit-out contained in our successful Desire format. The first of these stores based in Uxbridge is trading well above our internal expectations. As a result, the board has decided to accelerate the roll-out programme of refits so that the majority of stores within our estate will be refurbished within the next two years.

At the year end our store estate can be summarised as below:

Core	70
New	20
Refurbished	26
Ex-Roches	9
Desire	9
Ex-Allders	8

Over the past year there has been much commentary about the capital spend per sq ft that Debenhams deploys on refurbishments. We firmly believe that the key measurements of success for a refurbished store are customer perception, sales uplift and return on investment rather than cost per sq ft. The board will deploy whatever capital expenditure is necessary to succeed against these measures.

Products and supply chain
Debenhams is a multi-category retailer with a bias to clothing across womenswear, menswear, childrenswear and lingerie. We also have a strong presence in other product categories such as health & beauty, accessories and homewares.

Product innovation, style, quality and value are critical to the success of any retailer. Over the last six months an in-depth review covering all brands has been undertaken to ensure every product in every brand delivers an improved customer offer in each of these areas. This is being executed across all merchandise categories throughout our Autumn/ Winter collection but is particularly evident within the clothing ranges.
We have reinvested some of our sourcing gains into better fabrics, improved styling and more design content over a large part of our product portfolio at the same or lower prices than last year.

Designers at Debenhams is a key differentiator for our Company and has evolved to become a large and important part of our business. Buyers and design teams work closely with some of the country's leading and most talented designers such as, Betty Jackson, Jasper Conran, Julien Macdonald and John Rocha. Our aim is to bring the latest styles and trends from the catwalk to a wider audience at affordable prices working with the very people who create the fashion trends.

Our Designer ranges offer consumers even greater value for the Autumn season. More design features and quality trimmings have been added to the garments alongside the use of more exclusive fabrics. The combination of better quality merchandise with the latest catwalk trends exclusively designed by the country's leading fashion experts should enable our Designers at Debenhams ranges to make good progress over the next year.

We are particularly pleased with the recent launch of a new and exclusive range of childrenswear, Baker by Ted Baker. The introduction of this range from one of the nation's most iconic brands was the result of great collaboration and hard work from Ray Kelvin and his team at Ted Baker alongside our own childrenswear buying and design teams. Early indications from the performance of this range are very encouraging and we have been extremely pleased with both the customer and trade feedback.

Our offices in Asia and Turkey are increasing the level of direct product sourcing and this is allowing us to re-invest a proportion of the resulting efficiency gains. That investment takes place through a combination of further improvement in the quality of our products and directly passing some of the gains made back to our customers in new lower prices. We believe that the strategy of constantly improving product quality and value for money will serve both our customers and our Company well in the long term.

Marketing

One of the key strengths of Debenhams is the choice that we offer our customers and the broad appeal of our ranges. Our customers are very focused on quality, style and fashion and in particular Designer brands at affordable prices.

Market research continues to highlight breadth of range as a major influence in determining where a consumer shops.

For any marketing campaign to succeed the products have to be right. The improvements we have made to quality, style and value within our ranges has now been communicated through the latest interpretation of our Styling the Nation campaign.

The campaign was launched in September with our new club style advertisements which are aimed at demonstrating the breadth of choice that Debenhams has to offer through its exciting and stylish product portfolio.

Initial results from this latest campaign have been encouraging both in terms of a brand projection but also through the rate of sale of the lines featured.

Online

During the year we rebuilt and upgraded the Debenhams website. Our investment of £5.3 million means that Debenhams can bring its product ranges to a larger audience but also allows us to develop niche micro-sites such as health & beauty to cater for the ever growing online demand.

The proportion of retail sales achieved through the internet is forecast to grow substantially over the next five years. Broadband availability is expanding rapidly and the older population is shopping the internet with greater frequency. The internet has become an important and integral part of our business. We believe that in the very near future www.debenhams.com will become our largest store.

We have seen substantial sales increases from the new website. Our focus is now to make significant improvements to the design and marketing of the online store to further improve sales and extend the reach of our brand to areas of the country not covered by our store estate.

IT developments

Debenhams has a very strong IT platform and a significant proportion of development is focused on projects to improve customer service. We have installed a radio frequency infrastructure

Above: Radio frequency infrastructure has now been implemented in all stores. This significantly improves efficiency, allowing staff access to a wide range of information including stock availability, pricing and merchandising standards.

Above: Designers at Debenhams childrenswear, Butterfly by Matthew Williamson.

throughout our stores, which enables us to radically improve clarity of pricing in sale or promotional periods as well as having the opportunity to change rapidly the marketing of discontinued or "markdown" products.

The introduction of the radio frequency technology is the most radical change implemented in our stores for many years. It has reduced the number of hours taken in managing price changes and improved the clarity of our pricing which we believe will lead to a faster sell through on merchandise and improved levels of customer service.

Alongside the price change management system, in several stores we have also installed applications known as "work planner" and "management suite". These will enable our store management to spend more time on the shop floor and access key data immediately to improve service levels.

Looking forward, the radio frequency infrastructure which we have installed into our stores will provide us with a foundation onto which further technology may be added.

Current trading

Despite wider concerns about the macro economic environment and how this will impact on the retail sector, we are confident that the changes we are making throughout Debenhams are benefiting the business. Our new Autumn/Winter ranges are being well received and this, together with the refitting of stores and previous investment in a new IT platform and distribution centre, is improving the customer experience. Our growth in like-for-like sales and gross margin have both been positive in the first seven weeks of the new financial year even though there has been some disruption from the accelerated refurbishment programme. We have also seen growth in market share over the past 12 weeks according to the latest TNS data.

Rob Templeman
Chief Executive
23 October 2007

WITH GOOD PERFORMANCE FROM NEW STORES AND MODERNISATIONS GROSS TRANSACTION VALUE GREW BY 5.1% TO £2,305.6 MILLION

CHRIS WOODHOUSE Finance Director

Sales, margins and costs

During the 52 weeks ended 1 September 2007 gross transaction value grew by 5.1 per cent to £2,305.6 million (2006: £2,192.9 million) and revenue correspondingly increased by 3.9 per cent. These increases were driven by good performance from our new stores and modernisations. However like-for-like sales fell by 5.0 per cent.

Although currently a relatively small portion of our overall business, strong growth was achieved from our website which was relaunched during November 2006. Gross transaction value from the web was up 31.7 per cent on 2006 through a 31.2 per cent increase in orders taken.

The international business also continued to grow. We opened four new franchise stores during the year.

Although our product intake margin increased by around 0.4 per cent, this was more than offset by the impact of lower pricing, product mix and higher clearance markdown, the latter being required to maintain our terminal stock at a similarly low level to last year. Overall gross margin declined by 0.9 per cent.

A new sourcing office opened in Turkey. This has improved efficiency in the supply chain, in particular shortening delivery lead times and as a result improving markdown through more flexible stock management.

Focus on cost control continues to be a critical issue in the business. Store operational costs grew due to new stores opened during the year along with a significant increase in the unit cost of energy. Distribution costs fell year on year, primarily as a result of the closure of our distribution centres in both Bedford and Daventry towards the end of the previous financial year. Central administrative costs also reduced slightly.

The above combined to generate a gross profit before exceptional items of £279.5 million (2006: £331.4 million). Underlying operating profit decreased to £210.1 million (2006: £267.4 million). Operating profit for 2007 stood at £179.8 million, (2006: £223.6 million).

+5.1%

Increase in gross transaction value.

Exceptional items

Total exceptional items for 2007 were £14.3 million (2006: £50.7 million). On 12 September 2006 the Group acquired nine stores from Roches Stores in the Republic of Ireland. Following this acquisition the Group assigned the existing Dublin store lease, in Jervis Street, which will result in the closure of that store after the year end. The acquisition of these stores, assignment of the lease and subsequent closure of the Jervis Street store has created exceptional costs of £14.3 million. Exceptional costs comprise: accelerated depreciation charge £6.3 million, redundancy costs £4.6 million and other integration costs £3.4 million.

Interest

The net interest cost for the financial year ended 1 September 2007 was £66.6 million, this compares to a net interest charge, before exceptional items, of £125.4 million in 2006. The reduction of £58.8 million is principally due to the full year impact of a new lower-cost finance structure which was put in place in May 2006 after the Group's admission to the London Stock Exchange.

Below: Henry Street store in central Dublin. Acquired from Roches at the beginning of the year, the store is now fully branded as Debenhams and at 140,000 sq ft is our flagship store in the Republic of Ireland.

Above: Courier delivery for debenhams.com. Service levels and capacity are enhanced for the future following our investment in the home shopping website.

Taxation

The Group's tax charge of £34.2 million on profit of £113.2 million gives an effective rate of 30.2 per cent. The charge includes the impact of exceptional costs incurred in the Republic of Ireland and the movement in deferred tax as a result of the rate of tax changing from 30 per cent to 28 per cent in April 2008.

Earnings

The basic earnings per share of 9.3 pence (2006: 7.4 pence) and diluted earnings per share of 9.3 pence (2006: 7.4 pence) reflect the weighted average number of shares in issue during the course of the financial year and similarly for the comparative period. As a result of admission to the London Stock Exchange in May 2006 significant changes in the Group's capital structure occurred. An underlying earnings per share figure has been calculated at 11.9 pence (2006: 16.5 pence) reflecting the underlying earnings figure and for both financial periods the number of shares in issue now being the same figure as at the re-listing of the business on the London Stock Exchange.

The adjustments to earnings which have been made in calculating underlying earnings per share concern the removal of non-comparable amounts in order to arrive at an underlying earnings figure.

Dividends

An interim dividend of 2.5 pence per share was paid in July 2007. The directors are proposing a final dividend in respect of the financial year ended 1 September 2007 of 3.8 pence per share. It will be paid on 4 January 2008 to shareholders who are on the register of members at close of business on 7 December 2007.

3.8p

Final dividend.

Capital expenditure
Expansion of the store portfolio continued this year. We acquired nine stores in the Republic of Ireland from Roches Stores and opened two new and one re-sited department stores alongside five of our smaller Desire stores. This investment in new stores of £81.5 million combined with £18.0 million in refurbishing existing stores and £37.1 million invested in developing and improving the infrastructure of our business, particularly in the IT area, grew our total capital assets by £136.6 million.

Cash flow
Net cash generated from operating activities in the year ended 1 September 2007 was £227.4 million. This was a £37.1 million increase on the prior year (2006: £190.3 million). The growth was mainly the result of lower interest payments following the debt finance restructure in May 2006 added to an inflow from both long and short term working capital, these being offset by an increase in taxation payments.

Borrowings and refinancing
The Group's net debt position was £1,016.5 million at 1 September 2007, this has reduced by £79.6 million during the course of the year.

Financial risk and treasury management
The board has established an overall treasury policy and has approved authority levels within which the treasury function must operate. Treasury policy is to manage risks within the agreed framework whilst not taking speculative positions.

The policies and strategies for managing financial risk are summarised in note 3 of the Group financial statements.

Pensions
The Group provides a number of pension benefit arrangements for its employees, which include the Debenhams Retirement Scheme and Debenhams Executive Pension Plan (together the "pension schemes") Following a consultation period with employees, which ended on 15 September 2006, the board reached agreement with the pension schemes' trustees that the pension schemes would close for future service accrual from 31 October 2006. The closure to future accrual does not affect the pensions of those who have retired or the deferred benefits of those who have left service or opted out before 31 October 2006. The balance sheet surplus associated with the pension schemes has increased by £73.5 million over the year to £87.3 million (2006: £13.8 million).

Future pension arrangements will be provided for Debenhams employees by a Prudential stakeholder pension scheme.

Chris Woodhouse
Finance Director

£37.1m

Increase in net cash generated from operating activities.

DURING 2006/07 THE COMPANY HAS PLACED EMPHASIS ON AMELIORATING THE IMPACT OF ITS BUSINESS ON THE ENVIRONMENT. THE COMPANY ALSO CONTINUES TO RECOGNISE THE IMPORTANCE OF RESPONSIBLE SOURCING, ITS COMMUNITY ACTIVITIES, ITS HEALTH AND SAFETY PROGRAMME AND RELATIONS WITH EMPLOYEES AND CUSTOMERS.

Corporate responsibility issues are integral to all aspects of our operations. During the 2006/07 financial year the Company has placed particular focus on ameliorating the impact of its business on the environment. The Company also continues to recognise the importance of responsible sourcing, its community activities, its health and safety programme and relations with employees and customers. This report gives details of the Company's activities and plans in all these areas and sets out the Company's environmental and sourcing goals.

The Corporate Responsibility Committee is chaired by Nikki Zamblera, the HR Director. During the year its activities have been extended to encompass all departments, from product to stores. The Company appointed a head of corporate responsibility in April 2007.

Reducing the environmental impact
The Company has implemented a number of new corporate responsibility programmes in 2006/07.

100%

Recycled carrier bags used in all stores.

Left: New stores, such as Exeter, are committed to using 50% of energy from wind and hydro-electric sources.

Right: All 160 Debenhams foodservice outlets now serve Douwe Egberts Good Origins coffee.

Above: The new "green edition" giftcard launched in July this year.

In June 2007, 100 per cent recycled (post-consumer waste) carrier bags were introduced into all stores. The Company had already been using 100 per cent recycled carrier bags for the Megaday events.

In July 2007 the "Green Edition" Giftcard, the first on the high street, was launched by Debenhams Financial Services. The card is made from 100 per cent recycled content and is also chlorine free.

Next Spring, to help customers minimise their impact on the environment, the Company is launching a 30 degree wash care initiative on all appropriate apparel and textile products.

In February 2007 Debenhams introduced Fair Trade cotton into its lingerie ranges. The Company has also developed more eco-friendly packaging in lingerie, by introducing 20 per cent recycled content to the collar boards of bra packs; this initiative is being pursued across other packaging developments.

Debenhams' 160 restaurants and cafes now stock Douwe Egberts Good Origin coffee. Every cup of Good Origin coffee can be traced back to the farm where it was grown and has been certified by Utz Kapeh, a global non-governmental organisation. This organisation assists farmers to protect their workers and the environment in which they live and work, as well as providing assurance that the coffee beans are derived from 100 per cent sustainable sources.

A message from Nigel Palmer, the Retail Operations Director, was sent to all store employees in November 2006, headed "Ways to save money and the environment", with a target of reducing the amount of energy used; on-target performance earns a top-up to the store's prize fund.

The Company has appointed a dedicated energy manager. The Company is outperforming the targets set in the store energy savings plan and has saved over 8,700 tonnes of CO_2. Efficiency measures include reviewing timings for lights, escalators and air conditioning and reducing overnight shifts.

All new stores now have at least 50 per cent of their energy from renewable sources. Compared to old Debenhams stores, the recently opened Llandudno store is more energy efficient by some 25 per cent. This has mainly been achieved through the use of diffusion heating and cooling systems, as opposed to standard forced air ventilation, and lower power but higher intensity lighting units.

Within its distribution operations, the Brackmills distribution centre has been re-lamped. This has involved the replacement of all eight-foot

8,700 tonnes

The store energy savings plan has out-performed the target set for CO_2 saved.

fluorescent tubes with low energy tubes and high intensity reflectors. Each aisle is also equipped with two PIR sensors, ensuring that the lights are on only when people are working in that aisle.

As a result of the commitment from in-store logistics and head office to reduce energy consumption, the Company has been accredited by the Energy Institute under the Energy Efficiency Accreditation Scheme.

The efficiency of the Company's logistics fleet, operated by DHL, has improved compared to last year by nearly 9 per cent. This reduced CO_2 emissions in the year by 8,800 tonnes.

+9%

Improvement in efficiency of logistics fleet.

The Company's print department has been audited by SGS and has been recommended for accreditation to use FSC and PEFC paper to produce certified printed material. One of the major contributors to increases in CO_2 levels in the atmosphere is deforestation. FSC and PEFC relate to the timber content of papers used.

Either logo appearing on printed matter provides assurance that the timber content of the paper used is sourced from a legal and sustainable source.

A head office recycling trial, replacing most individual bins with recycling facilities for paper and mixed dry waste like newspapers, card, plastic bottles etc, has been successful and is currently being rolled out to all head office floors. This will allow as much waste as possible to be diverted from landfill.

The Company's plans for 2008 – to continue its work on reducing the impact of its business on the environment and tackling the effects of climate change – include:

- Reducing the mix of own-bought products currently transported by air by at least 10 per cent.
- Planning to convert transhipment from port of own-bought product sea freight standard containers from road to rail.
- Reducing the carbon footprint by 30 per cent of each new store, in addition to each store obtaining 50 per cent of its energy from "green" sources.
- Targeting head office and distribution centres to divert 25 per cent and 100 per cent respectively of their waste away from landfill.
- Doubling the amount of waste diverted from landfill to 50 per cent for all our stores and aiming to make this 100 per cent wherever possible.
- Increasing lighting energy efficiency in the Lodge Farm distribution centre following the Brackmills re-lamping project.

Supplier selection and monitoring
Debenhams remains committed to its approach to sourcing through reputable suppliers who show the same commitment to ethical trade as the Company. The Company has completed its review of suppliers and factories. All new factories are required to submit a factory information pack covering both the social and technical aspects of the factory. The Company then monitors its suppliers and the standards in their factories on an ongoing basis in two ways, through an independent audit programme and through assessments by Debenhams' own employees and representatives. Debenhams' audit programme is based on two-day audits and more focused one-day gap analysis audits, carried out by independent auditors.

Debenhams accepts social audit reports completed for other retailers and in support of this position the Company joined the Supplier Ethical Data Exchange ("SEDEX") at the end of 2006. The Company also encourages its suppliers and factories to join so that the number of duplicate audits can be reduced and focus placed on delivering the corrective action plans.

Debenhams continues to support fully its commitments to the Ethical Trade Initiative ("ETI"). The Company is involved in the Purchasing Practices working group where, in collaboration with another major high street retailer, the impact of joint purchasing practices in two Chinese factories is being evaluated. The Company is also active in the China Project Group and its sub-group the Decent Work group. Through its ETI engagement the Company has continued the joint remediation programme in northern China and is at the forefront of the effective auditing debate.

-30%

Planned reduction in carbon footprint of new stores in 2008.

Debenhams' products
Debenhams operates within a policy framework in relation to the composition of its products including:

- Animal testing – Debenhams does not sell any products or product ingredients that have been tested on animals.

- Leathers, hides and furs – Debenhams does not allow its products to use any snake, crocodile, alligator or endangered species. All the leather used is a by-product of the food industry and the Company supports the humane treatment of animals throughout the supply chain. Debenhams does not allow the use of real fur in any of its products.

- Sustainable timber sources – only timber from sustainable sources is used and the Company requires its suppliers to keep records so that this can be verified.

- Genetically modified organisms – the Company requires all its products to be GMO free.

- Conflict diamonds – rough diamonds sourced for Debenhams' production must have been procured and certified in compliance with the Kimberley Process and finished diamonds must have been purchased from legitimate sources, not involved in funding conflict, in compliance with United Nations resolutions.

- Safer chemicals – Debenhams has evaluated the chemicals used in its products. Certain chemicals have been banned. A policy has been established in relation to the use of other chemicals, covering own-bought merchandise, packaging and equipment on which product is displayed in stores. Following its chemical evaluation, the Company also stipulates safer alternative product constituents to be used by suppliers. Debenhams has been participating, with the BRC Product Stewardship Group and Acona, in maintaining records and developing best practice for implementing its safer chemicals policy.

Environmental and sourcing goals
In relation to those aspects of its operations which affect the environment, and its sourcing practices, Debenhams has established goals as follows:

Climate change
Debenhams believes it should be carbon neutral and the next step towards that goal is driving carbon efficiency, continuing to utilise new technologies. This is particularly evident in its new and refurbished stores and distribution centres.

Waste
Debenhams' goals are not to send any of the waste it generates to landfill and to help its customers minimise the impact of its products and packaging on the environment.

Responsible sourcing
The Company goal is to increase substantially its Fair Trade and organic product ranges in the short to medium term.

Debenhams in the community
Debenhams has always fostered links with its local community. A new initiative for 2006/07 has been the work with Business in the Community and Scottish Business in the Community to offer store management teams the opportunity to become involved on a local project. We hope this will build into a long-term partnership. For example, part of the Company's new store opening programme now includes a team building event for the new store management team that benefits local people and the local community. The first BiTC local activity was carried out by the Altrincham team (the new Desire by Debenhams store in Altrincham opened in May 2007) who spent a day working alongside community volunteers clearing woods and a play area in an area of economic and social deprivation. Over 50 children also attended. Another example was the Team Day, organised by the new Desire Silverburn store team, who in conjunction with the Aberlour Trust regenerated the front gardens and car park of the Pollok church community hall (used by the local community including the stroke and pensioners clubs).

Debenhams' Santa arrival promotion, with Santa arriving by fire engine in most stores, was a great success at Christmas, raising £55,000 for the Fire Services National Benevolent Fund. The campaign for the Christmas ahead is a Santa arrival event in conjunction with the NSPCC; for every £3 visit to Santa £1 will be donated to the NSPCC.

The Company's commitment to the Breast Cancer Campaign continued with the campaign this year raising £203,000. Over several years Debenhams has raised £1.1 million for the campaign.

Debenhams joined forces with Calvin Klein to help support Everyman and the fight against Testicular Cancer. Between 27 May and 18 June, Debenhams and Calvin Klein donated 50 pence from each sale of Calvin Klein underwear to Everyman. In addition, Debenhams worked with Calvin Klein to create a special Everyman trunk, which includes the charity's colours with a signature orange waistband. This trunk is available all year round and 50 pence from every pair sold is donated to Everyman.

Debenhams' staff continue to show their support for charitable giving with nearly 1,000 staff donating directly to charity from their salaries through the Debenhams Give As You Earn scheme. The Company's stores have also been active in raising funds for the Retail Trust through local store-sponsored initiatives.

Employees
Debenhams is committed to supporting all employees in their balance between work and personal life. Depending on the area and role in which they work, the Company offers various flexible contracts to suit their individual needs.

Debenhams recognises that there may be times when an employee needs to take time off work or change their pattern of working due to personal situations. There are a number of policies in place to support employees through such events, including parental, maternity, paternity and adoption leave, flexible working and a career break scheme.

All employees also have free access to the Retail Trust Helpline. The helpline, provided by the Retail Trust charity, provides employees with independent advice and support on a wide range of topics, both personal and work related.

The opportunity for all employees to learn and develop is a crucial factor in the Company's future success. The retail environment is fast moving and it is important that all employees have a flexible range of skills, both from a personal perspective and for the future success of the Company. Through offering a wide mix of training courses and programmes, Debenhams encourages individuals to develop, to expand their skills and to reach

£203,000

Raised for the Breast Cancer Campaign in past year.

Below: The Breast Cancer Campaign in October 2007 aims to add a further £250,000 to the £1.1 million total achieved to date.

Above: Nigel Palmer and Councillor Roy Davies of Luton Borough Council re-launch our partnership on health and safety policy and procedure.

their full potential. Comprehensive competency-based training programmes are offered to provide clear paths for progression for those wishing to pursue a career in all fields within the Company. A dedicated learning and development team works closely with stores and head office to ensure that potential and aspirations are maximised. In addition, Debenhams has become more closely involved in skills development for the retail sector and in June 2006 Nikki Zamblera, HR Director, was appointed Vice Chairman of Skillsmart Retail, the government Skills Sector Council for the industry.

The Company provides equality of opportunity for all employees. Through the equal opportunities policy it is committed to creating an environment that offers all employees the chance to use their skills and talents. This means a workplace where individuals are treated fairly, regardless of age, colour, disability, gender, race, sexual orientation, hours of work, marital status or religious belief and where policies such as recruitment, training and career opportunities are based around objective criteria.

Debenhams seeks to recruit the best people from a wide pool of talent and attract and retain a diverse workforce which reflects the communities in which it trades. In July 2007 the Company announced its support of the Local Employment Partnership initiative, thus formalising its involvement with Job Centre Plus and the Skill Sector Council on a range of measures designed to improve the employability skills of people looking for work. Whilst some support has been available at a local level, for example training on interview techniques, through this national initiative Debenhams can maximise the support and opportunities available.

Disability awareness

At the beginning of the 2006/07 financial year Debenhams completed the works required in order to make accessible the mezzanine floors in all its stores in this country. The Company believes that it is at the forefront of UK retailers in this area.

In addition to this work on physical accessibility in stores, in 2006/07 the Company has worked closely with the Disability Rights Commission. Disability awareness has become a key component of the store employee induction programme. A new Company induction course and DVD entitled "First impressions" on customer care for disabled people, which also highlights Debenhams' commitment to welcome applications for employment from disabled people, has been produced. A disability awareness week, run in May 2007, was a success and will now become an annual event in the retail calendar. In addition over the last few months the Company has revised its equal opportunities policies and created a "disability champion" in the HR team.

The Company continues to develop its website to improve accessibility and one of the Debenhams Direct team has now been given specific responsibility for this area.

The Company provides information on accessibility matters on the "direct enquiries" website (www.directenquiries.com), including details such as:

- Designated parking spaces
- Location of accessible entrances
- Passenger lift facilities
- Accessible restaurant facilities
- Location of accessible toilet provision
- Availability and detail of the personal shopper services
- Collect-by-car arrangements
- Details of accessible customer collection points

Health and safety

The Executive Health and Safety Committee meets on a quarterly basis to review major health and safety matters. The meetings are chaired by Nigel Palmer, Retail Operations Director, and attended by representatives from training, food services, store development, internal audit, insurance, building services and head office facilities. The minutes of the meetings are circulated via the Company intranet to all areas of the business and are considered as part of each store's own health and safety meetings. Additional interim meetings, again chaired by Nigel Palmer, are held quarterly to discuss store-specific issues and are attended by personnel relevant to the topics under discussion.

The store managers are responsible for health and safety in their stores On a day-to-day basis this is managed through the Selling Support Manager and Technical Services Manager. In head office responsibility lies with the Facilities Manager. Certain employees receive in-house training on risk assessment and are encouraged to take the supervising health and safety course. All employees receive basic health and safety training on induction.

All stores have a nominated health and safety representative who is a member of the store health and safety committee. Revised procedures for the conduct of and attendance at store health and safety meetings have been re-issued. The minutes of store meetings are displayed locally and circulated to the Environmental Health and Safety Manager for review.

Debenhams employs an environmental health and safety manager, a food quality assurance manager and product technologists to manage the application of policies and procedures with regard to health and safety, food and product safety and quality. In relevant circumstances Debenhams appoints consultants to advise on specific safety-related areas.

Debenhams has a Lead Authority Partnership with Luton Borough Council, which considers and comments on Debenhams' policies and procedure and act as a focal point for contact from other local authorities on health and safety matters. Nigel Palmer and Councillor Roy Davies of Luton Borough Council met in the Luton store to re-launch the partnership in September 2006.

On matters of food safety and trading standards, Debenhams has a partnership with Westminster City Council which, throughout 2006/07, provided guidance on the development and implementation of the Safer Food Safer Business procedures adopted by Debenhams' Foodservices division. During the course of the year 29 stores have received the highest accolade available from local authorities in recognition of the high food quality and safety standards maintained.

Reviews of store health and safety performance are undertaken by the risk management team as part of the internal audit process. All stores receive

29 stores

Received the highest accolade available from local authorities in recognition of high food quality and safety standards.

a review every two years with high-risk stores reviewed on an annual basis. The outcome and remedial actions required following a risk management inspection are followed up by the Store Manager, Sales Director and the risk management team.

During 2006/07, software has been introduced to improve task management and performance. Further improvements are expected in the forthcoming year with the introduction of software to manage maintenance tasks and the visibility of statutory certification.

Debenhams has worked closely with its major service providers to improve health and safety performance. Particularly work has been done in 2006/07 with DHL, the logistics partner, and with the contract cleaners.

A review of the Debenhams health and safety policy and procedures manual was conducted during the year with the aim of making documentation more accessible and the risk assessment process more relevant to individual store arrangements. The acquisition of the new stores in the Republic of Ireland also necessitated a review of policy and procedure to ensure it was relevant and applicable to that country.

During 2006/07, Debenhams has concluded a survey of all its retail and head office premises for asbestos, implemented an asbestos management plan and undertaken any necessary remediation works.

To compliment the existing fire risk assessment procedures, an external consultant has been appointed to prepare a hazard plan and risk assessment in stores with complex fire engineering.

Debenhams records and reviews its performance in relation to the number and nature of the accidents reportable to the enforcing authority. The number of reportable accidents to staff and customers are set out below and, despite the increasing size of the Debenhams store base and therefore the consequential rise in footfall into our stores, the statistics continue to demonstrate an encouragingly low level of major accidents and incidents to both customers and employees, with a substantial improvement in the 2006/07 financial year.

Reportable accidents to staff and customers

1

2

3

4

5

6

1. John Lovering
Chairman ■ (57)
John Lovering has been Chairman of the Company since May 2006, previously acting as Chairman of Debenhams Limited from December 2003 until the Group floated in May 2006. He was Chairman of Birthdays Group Limited from 1996 to 2002, of Fired Earth Limited from 1998 to 2001, the Peacock Group from 1997 to 2004, Homebase Group Limited from 2000 to late 2002 and Fitness First Limited from 2003 to 2005. From 1992 to 1995, Mr Lovering was Chief Operating Officer of Tarmac Limited and, from 1988 to 1992, he was Finance Director of Sears Limited. Mr Lovering is currently a director of Ermes Department Stores Public Limited (Debenhams' franchisee in Cyprus), a director of Myer Pty Limited, Chairman of Somerfield Limited and was appointed Vice Chairman of Barclays Capital in July this year.

2. Rob Templeman
Chief Executive (50)
Rob Templeman became Chief Executive of the Company in May 2006 and was Chief Executive of Debenhams Limited from December 2003 until the Group floated in May 2006. Mr Templeman was Chief Executive and subsequently Chairman of Halfords Group plc from 2003 to 2006, was Chief Executive Officer of Homebase Group plc from 2001 to 2003 and from 1990 to 2000 he was Chief Executive Officer of Harveys Furnishing plc.

3. Chris Woodhouse
Finance Director (46)
Chris Woodhouse became Finance Director of the Company in May 2006 and was Finance Director of Debenhams Limited from December 2003 until the Group floated in May 2006. He was Deputy Chairman of Halfords Group plc from 2003 to 2005, and from 2001 to 2003 he was Commercial Director and Deputy Chief Executive Officer of Homebase Limited. Previously, Mr Woodhouse was Finance Director of various companies including Birthdays Group Limited and Superdrug Stores plc. In April 2007 Mr Woodhouse was appointed Group Non-Executive Chairman of Gondola Group Limited. Mr Woodhouse is a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate of the Association of Corporate Treasurers.

4. Michael Sharp
Chief Operating Officer (50)
From 1997 to 2004, Michael Sharp was Trading Director of Debenhams Limited. He was appointed its Chief Operating Officer in January 2004 and then Chief Operating Officer of the Company in May 2006. He previously worked from 1985 to 1997 in various capacities within the Burton Group, including as Managing Director of Principles and Racing Green and Buying and Merchandising Director of Top Shop and Top Man. Prior to joining The Burton Group Mr Sharp worked for Littlewoods and Sears.

5. Philippe Costeletos
Non-Executive Director (42)
Philippe Costeletos became a director of Baroness Holdings UK Limited in September 2003 and a director of the Company in May 2005. He is a partner of Texas Pacific Group Limited, which he joined in 2003. From 1995 to 2002, Mr Costeletos was a member of the Management Committee at Investcorp Limited. Prior to joining Investcorp, he worked at JPMorgan Capital. Mr Costeletos is also currently Chairman of TIM Hellas SA, Vice Chairman of Q Telecom SA and a director of Sparkle Fashion Limited and Myer Pty Limited.

7

8

9

10

11

6. Adam Crozier
Independent Non-Executive Director ◆● (43)
Adam Crozier became a director of the Company in April 2006. Mr Crozier has been Chief Executive of the Royal Mail since 2003. From 2000 to 2003 he was Chief Executive of the Football Association Limited. He joined Saatchi & Saatchi UK Limited in 1988 and his roles there included Media Director, Vice Chairman and, from 1995 to 1999, Joint Chief Executive.

7. Jonathan Feuer
Non-Executive Director (45)
Jonathan Feuer became a director of Baroness Holdings UK Limited in September 2003 and a director of the Company in May 2005. He is a managing partner of CVC Capital Partners. He joined CVC in 1988, having previously worked in the Corporate Finance Department of Baring Brothers & Co Ltd and for Ernst & Winney.

8. Richard Gillingwater
Senior Independent Non-Executive Director ◆■● (51)
Richard Gillingwater became a director of the Company in April 2006 and is Chairman of the Remuneration Committee. In April this year, Mr Gillingwater became the new Dean of Cass Business School of The City University. Mr Gillingwater is currently a director of Tomkins plc and Scottish and Southern Energy plc. He was previously Deputy Head and then Chairman of European Investment Banking, at CSFB between 1998 and 2003 and from 1995 to 1997 he was Joint Head of Global Corporate Finance at BZW. Between 2003 and 2007 he was Chief Executive of the UK Government's Shareholder Executive.

9. Peter Long
Independent Non-Executive Director ◆● (55)
Peter Long became a director of the Company in April 2006. Mr Long is Chief Executive of TUI Travel Plc having been Chief Executive of First Choice Holidays plc since 1999 with which TUI AG merged with in September 2007 forming TUI Travel Plc. He established Sunworld Holidays Limited in 1991, (he was Chief Executive from 1991 to 1996) and was a director of RAC plc from February 2001 to June 2005. He is currently a non-executive director of Rentokil Initial plc.

10. Dennis Millard
Independent Non-Executive Director ◆■● (58)
Dennis Millard became a director of the Company in April 2006 and is Chairman of the Audit Committee. He was Group Finance Director of Cookson Group plc from 1996 until 2005 and was Finance Director of Medeva plc from 1994 to 1996. He was a non-executive director and chairman of the audit committee of both Exel plc (2003-2005) and Arc International (2000-2003) and is currently a non-executive director of Xchanging UK Limited, Premier Farnell plc, EAG Ltd and Smiths News plc. (where he is Deputy Chairman and the Senior Independent Director). Mr Millard is a member of the South African Institute of Chartered Accountants.

11. Paul Pindar
Independent Non-Executive Director ■● (48)
Paul Pindar became a director of the Company in April 2006 and is Chairman of the Nomination Committee. He has been Chief Executive of The Capita Group plc since 1999 having joined Capita in 1987. From 1985 to 1987, he was an Investment Controller of 3i plc. He is currently Chairman of the Corporate Development Board of the NSPCC.

◆ Member of the Audit Committee
■ Member of the Nomination Committee
● Member of the Remuneration Committee

Principal activities

Debenhams is the second largest department store group in the UK, with a unique mix of own brands (including Designers at Debenhams), international brands and concessions. It has 135 stores in the UK and the Republic of Ireland and nine smaller Desire by Debenhams stores. In addition to its directly owned stores, Debenhams has a further 36 international franchise stores in 16 countries. It also sells its products through its internet site www.debenhams.com.

Business review

The results for the financial year are set out in the accounts and notes to the accounts on pages 50 to 99. The business review, the Chairman's statement on pages 4 to 5, the Chief Executive's review on pages 6 to 15 and the Finance Director's review on pages 16 to 18, analyse the development and performance of the business during the financial year to 1 September 2007, its position at the end of the year and give an indication of likely future developments. The contents of the Chairman's statement, the Chief Executive's review and the Finance Director's review which can be found on pages 4 to 18 form part of this directors' report and are incorporated in this report by reference. Any liability is restricted to the extent prescribed by the Companies Act 2006.

This review provides an initial analysis, and then fuller explanation, of the business against certain key performance indicators, as set out below:

Total sales (1)

Like-for-like sales (2)

Profit before tax and exceptional items

Net cash generated from operating activities

Trading space

Labour turnover

1) Gross transaction value
2) Like-for-like growth in gross transaction value represents the current period's gross transaction value (including VAT) for the internet and stores that have traded for the last 12 months less the prior period's gross transaction value for the same grouping.

Sales (gross transaction value) excluding VAT for the financial year to 1 September 2007 were £2,305.6 million. Space expansion was the major factor behind the growth in total sales. During the year the Company opened two new department stores, Llandudno and Warrington, re-sited our Wigan store and opened five Desire by Debenhams stores, in Kirkcaldy, Merthyr, Walton-on-Thames, Altrincham and Birmingham Fort. In addition, on 12 September 2006, Debenhams completed the acquisition of nine Roches stores in the Republic of Ireland which have subsequently all been re-branded as Debenhams stores. The chart below shows the new stores opened during the year and projected openings:

Current and new store pipeline

The new store pipeline will help underpin future growth and profits. The directors believe that Debenhams has the potential to increase its presence in the UK and the Republic of Ireland to 240 department stores and 100 Desire by Debenhams stores.

At the beginning of the year Debenhams had 80 core stores, being stores which had neither opened nor been refurbished in the last four years. Nine of these stores were modernised during the year, with an enhanced level of investment. Refurbished stores are able to display a greater level of product in a way that is easier for customers to shop. Brands are clearly delineated and displayed in a more premium way. The refurbished stores are being used as a model to enforce visual merchandising techniques, such as the space that must be created around fixtures and the number of options contained on each arm. A further 12 refurbishments are currently taking place, with almost all of the remaining core estate scheduled to be refurbished over the next two years.

Modernised stores as a percentage of estate

During the year £5.7 million was invested in implementing radio frequency technology in all stores. This enables better planning and quicker execution of store tasks. In particular price changes can be made more rapidly, clearly and accurately. The resulting reduction in employee hours dedicated to price changes permits employees more time to serve customers, this being an important element of Debenhams' plans to maximise selling opportunities over the coming year.

Sales in the international franchise operation made up 2.2 per cent of total Company sales. The international store portfolio increased by four stores during the year. Since then we have opened three new stores and have plans to open a further six franchise stores in 2007/08. Direct sales through the Company's internet site made up 1.1 per cent of Company sales. The investment made last year to enhance the stability of the site and the shopping experience for customers now allows the Company to actively drive sales through a broad marketing programme.

2006/07 **2005/06**

The margin rate for the year was 42.2 per cent of sales, 0.9 per cent below last year. This reduction in margin as a percentage of sales was the result of a higher percentage of concession to own-bought sales and the impact of the Roches acquisition in its first year. The percentage margin also reduced because of higher markdowns as the Company focused on a strict "clear as you go" markdown policy throughout the year ensuring control of terminal stocks (terminal stock levels at the end of the year were 3.3 per cent, in line with last year).

After deducting depreciation and interest, profit before tax and exceptional items for the year was £127.5 million (2006: £112.8 million). A large proportion of the exceptional items relates to non-cash write-offs associated with the closure of Debenhams' store in Jervis Street. Following the Roches acquisition Debenhams is consolidating its operations into one store in Dublin. Terms were agreed in June 2007 to assign the lease on Jervis Street to Arnotts; Debenhams will continue to trade in Dublin city centre from its 140,000 sq ft store in Henry Street.

The profit after tax for the financial year ending 1 September 2007 was £79.0 million (2006: £43.7 million). The directors recommend the payment of a final dividend of 3.8 pence per ordinary share, to be paid on 4 January 2008 to members on the register at the close of business on 7 December 2007. This together with the interim dividend of 2.5 pence paid in July gives a full year dividend of 6.3 pence.

Since the business was taken private in December 2003 there has been a strong focus on cash generation. The cash generated by the business is derived from its profit (after adding back depreciation) and working capital (where the movement was cash positive compared to last year) less capital expenditure (which totalled £96.5, the majority of which was on new stores and refurbishment). Net debt at the end of the year was £1,016.5 million.

The Company seeks to foster a rewarding and satisfying working environment through its reward and benefit structures, through consideration of and flexibility to meet employee requirements (of which further details are given in the corporate responsibility report on pages 24 to 25), and through communication with employees and providing opportunities for feedback. The key performance indicator is the rate of labour turnover.

In addition to incentives (the share schemes and the bonus programmes foster an interest in the Company's financial performance), it is important that the Company involves employees in business issues and recognises and addresses concerns or difficulties in their roles. For example, one of the benefits of the introduction of radio frequency technology is that it streamlines the previously cumbersome and unsatisfying process of manually effecting price reductions in stores.

At the beginning of the financial year the Company consulted with its employees about future pension arrangements (the 60 day consultation period came to an end on 15 September 2006). In the light of that consultation certain changes were made to the Company's proposals, such as increasing the life assurance cover and continuing to permit contributions to the additional voluntary contribution schemes.

The Company further promoted opportunities for regular feedback during the year through:

- The Employee Consultation Forum. Elected employee representatives are an important part of the communication framework. Their role is not only to gather information and views from the employees they represent but they are also consulted on a wide range of business initiatives.
- The executive directors also held regular sessions with a cross section of volunteers from around the business (the Feedback Forum), to gather informal feedback on new ideas and existing practices.

- A new initiative was "ask the board". This gives any employee the opportunity to ask a question of the board or to raise an idea for consideration.

- In addition to the quarterly magazine Business News, periodic meetings were held with head office employees and conference calls with store employees to provide updates on business performance and key initiatives.

This business review does not include details of Debenhams' corporate responsibility programme; a separate report is set out on pages 19 to 27.

Principal business risks and uncertainties
Debenhams is a large and complicated business. There are a number of risks and uncertainties, both from external factors such as the economic environment and internal factors such as the retention of key management that could substantially impact its performance.

Statements made in the annual report that look forward in time or express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties.

It is not possible to schedule all risks and uncertainties but major risk factors include:

i) Debenhams' ability to predict or fulfil customer demands or preferences;

ii) competitive pressures in the highly competitive retail sector. Debenhams' competitors include not just other general retailers but specialist retailers, supermarkets and other low-price high-volume retailers, and internet operators;

iii) new store and modernisation performance;

iv) factors outside Debenhams' control such as adverse economic conditions, a downturn in the retail industry, changes in the financial or equity markets, industrial unrest, adverse weather, natural disaster, war or terrorist activity; these could particularly have a major impact during peak selling periods;

v) events that negatively impact the Debenhams brand, for example in areas such as product quality, supply chain practices and health and safety;

vi) the departure of key personnel;

vii) work stoppages, slowdowns or strikes or operational disruption;

viii) personal injuries or property damage relating to a major Debenhams or supplier location through fire or other risk;

ix) the effectiveness of Debenhams' brand awareness and marketing programmes;

x) disruptions or other adverse events affecting Debenhams' relationship with or the performance of its major suppliers, store card provider, designers or concessionaires; for example certain designers are very important to its business, a large quantity of Debenhams' merchandise is manufactured by a small number of suppliers etc;

xi) risks associated with Debenhams' properties, all of which are now held through leasehold interests or former properties for which Debenhams may have potential liabilities in the event of default of the current tenant;

xii) loss of business or additional expenditure from regulation; and

xiii) currency and hedging risks (a substantial proportion of Debenhams' imports are paid for in US dollars), interest rate risks, credit risks and financial covenant risks under the credit facilities.

The Company's internal control process is set out on pages 39 to 40.

The corporate responsibility report, on pages 19 to 27, details the key environmental performance indicators and risks.

Events since the year end
Since the year end the Company has opened two new department stores, in Welwyn Garden City (on 10 October 2007) and Lanelli (on 25 September 2007) which together with the newly re-sited department stores in Exeter (which opened on 20 September) and Derby (on 9 October) bring the total number of stores in the UK and the Republic of Ireland to 144.

Share capital
The authorised and issued share capital of the Company are shown in note 28 to the financial statements on page 80. No shares were allotted during the period.

Major shareholders
As at 23 October 2007, the following notifications have been received from holders of material interests in 3 per cent or more of the Company's issued share capital:

	Number of shares	Percentage of issued share capital
Unity Investments ehf, Unity One ehf and Baugur Group hf (holdings through a total return swap with an option for physical settlement)	116,000,000	13.5
TPG Shareholder Group	113,135,197	13.2
CVC Shareholder Group	79,498,424	9.3
Merrill Lynch Shareholder Group	53,443,493	6.2
Bestinver Gestion SGIIC, S.A.	48,513,840	5.6
BlackRock Inc	41,320,750	4.8
Lazard Asset Management LLC Group	34,448,811	4.0
Wellington Management Company, LLP	34,721,468	4.0
Newton Investment Management Limited	33,920,576	3.9
AXA S.A.	31,505,666	3.7
UBS AG	32,019,753	3.7
Mellon Financial Corporation	30,579,196	3.6
Credit Suisse Securities (Europe) Limited	25,833,875	3.0

The takeovers directive
The Company has one class of share capital, ordinary shares. All the shares rank pari passu. The TPG, CVC and Merrill Lynch shareholders entered into an orderly market agreement amongst themselves, as part of the flotation which may limit the number of shares which each of them may sell within specified periods of time. This agreement expires on 31 January 2008. There are no special control rights in relation to the Company's shares. The Debenhams Retail Employee Trust 2004 owns 103,602 shares in the Company (0.01 per cent); any voting or other similar decisions relating to those shares would be taken by the trustees, who may take account of any recommendation of the Company. The rules governing the appointment and replacement of board members and changes to the Articles of Association accord with usual English company law provisions. The board has power to purchase its own shares and is seeking renewal of that power at the forthcoming AGM within the limits set out in the notice of that meeting. There are no significant agreements to which the Company is a party which take effect, alter or terminate in the event of change of control of the Company except that the supplier agreements with all major cosmetic suppliers contain termination provisions on change of control. There are no agreements providing for compensation for directors or employees on change of control.

Directors and directors' interests
The directors of the Company during the year are set out in the corporate governance report on page 37.

The interests of the directors in the shares of the Company are contained in the directors' remuneration report on pages 41 to 47.

No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business, except that until 9 May 2007 the directors were subject to the constraints on the sale of their shares in the Underwriting Agreement entered into between the Company and others on 3 May 2006 in advance of the IPO.

In addition to the indemnity provisions in their Articles of Association, the Company and other Group companies have entered into a direct indemnity agreement with each of the directors and certain other officers or employees of the Group. In addition the Company has purchased directors and officers insurance. Copies of the indemnity agreements are available for inspection at the Company's registered office.

Employees
Debenhams is committed to promoting policies to ensure that employees or applicants for employment are treated equally, regardless of gender, marital status, race, colour, nationality, ethnic or national origin, religion, disability, sexual orientation or age, and are not disadvantaged by conditions or requirements which cannot be shown to be justified. It applies employment policies that are fair and equitable and which ensure that entry into and progression within the Company are determined solely by job criteria, personal ability and competence. The Company's policy is to apply best practice in the employment and training of disabled persons. Full and fair consideration is given to every application for employment from disabled persons whose aptitude and skills can be utilised in the business and to their training and career development, including, wherever practicable, the retraining and retention of staff who become disabled during their employment. A new Company induction course and DVD, on both employment and customer care issues for disabled people, were produced during the year, a Disability Awareness week was run in May 2007 and the Company has revised its equal opportunities policies and created a "disability champion" in the HR team.

Further information on employee and disability programmes are given in the corporate responsibility report on pages 24 to 26.

Payment of suppliers
It is the Company's policy to pay suppliers in accordance with the agreed payment terms provided that the invoice is properly presented and not subject to dispute.

The ratio, expressed in days, between the amounts owed by the Company to trade creditors at the end of the year and the amounts invoiced by suppliers in the financial year ended 1 September 2007 was 57 days (2006: 53 days).

Financial instruments
Debenhams does not enter into financial instruments for speculative trade. Details of financial instruments entered into for underlying risks are set out in note 23 on pages 73 to 75.

Political donations
It is the Group's policy not to make donations to political parties. There were no disclosable expenses made during the financial year which fall within the definition of a political donation under the Political Parties, Elections and Referendums Act 2000.

Charitable giving
Details of the Company's charitable activities are given in the corporate responsibility report on pages 19 to 27. The Group made direct donations for charitable purposes in the financial year of £96,000 to the Breast Cancer Campaign (2006: £150,000). Other donations amounting to £60,000 were made in the financial year ended 1 September 2007.

Going concern
After making enquiries, the directors consider that the Group has adequate resources to continue in operation for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Disclosure of information to auditors
Each of the directors of the Company at the time when the directors' report was approved confirms that:

a) so far as the director is aware, there is no information needed by the Company's auditors in connection with preparing their report of which the Company's auditors are unaware; and

b) he has taken all the steps that he ought to have taken as a director in order to make himself aware of any information needed by the Company's auditors in connection with preparing their report and to establish that the Company's auditors are aware of that information.

Independent auditors
PricewaterhouseCoopers LLP have indicated their willingness to continue in office and a resolution dealing with their reappointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting
The Annual General Meeting (AGM) will be held at 1 Welbeck Street, London W1G 0AA on Tuesday 4 December 2007 at 3.30pm. Items 1 to 11 will be proposed as ordinary resolutions. More than 50 per cent of shareholders' votes must be in favour for these resolutions to be passed. Items 12 and 13 will be proposed as special resolutions. At least 75 per cent of shareholders' votes must be in favour for these resolutions to be passed. The board recommend that shareholders vote in favour of all the resolutions.

Ordinary business
The ordinary business at that meeting will be the laying before the Company of the report and accounts, the approval of the remuneration report (which is on pages 41 to 47), the approval of the final dividend (which if approved will be paid on 4 January 2008 to shareholders on the register of members on 7 December 2007), the re-election of directors, the re-election of auditors and the setting of their fees.

In accordance with the provision of the Combined Code of Corporate Governance issued by the UK Listing Authority, four directors, Richard Gillingwater, Peter Long, Dennis Millard and Rob Templeman are seeking re-election by shareholders at the Company's AGM. The directors have all confirmed that they will stand for reappointment. Biographical information on each of the directors is contained on pages 28 to 29 and details of their skills and experience are set out in the report of the Nomination Committee and the remuneration report. Messrs Gillingwater, Long and Millard are independent non-executive directors, forming part of the balance between independent non-executive and other representation on the board. Rob Templeman has been Chief Executive of the Group since December 2003. The Chairman has confirmed, following performance evaluation, that the performance of all directors including the non-executive directors is effective and demonstrates commitment to the role. Although their appointments may be terminated on one months' notice, the board appoints the non-executive directors for an initial three-year term subject to re-election and the provisions of the Companies Acts and the Articles of Association of the Company.

Auditors must be appointed at every general meeting at which accounts are presented to shareholders. It is normal practice for the Audit Committee of the Company to be authorised to determine the auditors' fees. Resolutions 8 and 9 cover these matters.

Special business
Resolution 10 seeks authority to communicate with shareholders electronically. The Company intends, subject to shareholder approval, to make documents and information available to shareholders by publication on its website. A letter has therefore been sent to all shareholders with this annual report seeking agreement to the use of electronic means in this way for conveying information. If you do not respond to that letter by 12 December 2007 you will be deemed to have consented to receive documents in this way. The Company will write to notify shareholders every time information is published on the website and will continue to send hard copies when requested by a shareholder.

Resolution 11 allows the directors to issue, in addition to the Company's obligations under its employee share schemes, up to 286,320,000 shares, which is equal to 33.3 per cent of the Company's issued share capital as at 4 November 2007, being the latest practicable date before the publication of this notice. This is in line with the guidelines produced by the main investor protection and pension fund committees. The directors have no specific intention at the moment of exercising this authority. Subject to this authority being passed, resolution 12 allows the directors to issue, in addition to the Company's obligations under its employee share schemes, up to 42,948,717 shares in exchange for cash without first having to offer the shares to existing shareholders. This is 5 per cent of the Company's issued share capital as at 4 November 2007, the latest practicable date before the publication of this notice. The Company will not issue more than 7.5 per cent of its share capital for cash on a non-pre-emptive basis in a rolling three-year period without seeking further authority.

Resolution 13 renews the authority to purchase shares. The resolution sets out the maximum number of shares which the Company can buy, the highest and lowest price at which they can be bought and when this authority expires. This resolution follows the rules set down by the Companies Act 1985, the UK Listing Authority and is in line with the guidelines produced by the main investor protection and pension fund committees.

The directors are committed to managing the Company's capital effectively and keep under review the possibility of the Company buying back its own shares either for cancellation or for holding in treasury (it is currently the directors' intention, were shares to be bought back, for them to be cancelled unless bought for the purposes of employee share schemes when they may be retained in treasury). The Company will only buy back shares if the directors believe that it is in shareholders' best interests and will increase earnings per share. No shares were bought during the 2006/2007 financial year.

By order of the board

Paul Eardley
Company Secretary

23 October 2007

The Combined Code
The Company has, since 17 April 2007, been fully compliant with the provisions of the Combined Code (2003) on Corporate Governance issued by the Financial Reporting Council. The only provision with which it did not comply before that date was the requirement, in Code Provision A.3.2, that at least half the board, excluding the Chairman, should be independent non-executive directors. On 17 April 2007 Guido Padovano resigned as a non-executive director to devote more time to his other business interests as a managing director of the Merrill Lynch Global Private Equity Division. Excluding the Chairman there are now five independent non-executive and five other directors on the board.

As required under the Listing Rules of the Financial Services Authority, the following section sets out how the Company has applied the principles of Section 1 of the Combined Code (2003) on Corporate Governance.

The board
The board is chaired by John Lovering, who has been Chairman of the Group since December 2003. There are two other non-executive directors who do not fall within the definition of independence set out in the Combined Code because of the shareholdings that they represent, namely Philippe Costeletos (who is a partner of Texas Pacific Group Limited) and Jonathan Feuer (who is a managing partner of CVC Capital Partners). The executive directors are Rob Templeman (Chief Executive), Chris Woodhouse (Finance Director) and Michael Sharp (Chief Operating Officer). There are five independent non-executive directors: Richard Gillingwater, Senior Independent Director (who chairs the Remuneration Committee), Adam Crozier, Peter Long, Dennis Millard (who chairs the Audit Committee) and Paul Pindar (who chairs the Nomination Committee).

None of the independent non-executive directors have any relationship or involvement with the Company which could or could appear to affect their independence of judgement. They are not also directors of the same company as any other directors, were not previously employed by the Company and do not participate in any Company bonus, share option or pension scheme.

Board meetings are attended, in addition to the directors, by Nigel Palmer (Retail Operations Director), Nikki Zamblera (Human Resources Director) and by the Company Secretary. The board considers at each of its meetings reports which are circulated in advance of the meeting from the executive directors on major operational matters. Reports are also made by specialists on general and Company business areas to update and refresh the skills and knowledge of the board. It also schedules reports from other executives and external advisers on key business areas; in 2006/07 matters covered by such reports included marketing and PR, the supply chain and distribution, information systems, succession planning and the advertising programme. In addition the board holds a separate strategy meeting each year; in 2006/07 this was held over a full day and took place at the Debenhams store in Reading. The board also considers and approves, where appropriate, major Company decisions, as set out in the formal schedule of matters reserved to it, such as approval of the operating plan and any material changes, approval of the annual and interim reports of the Company and all preliminary announcements of results, approval of the dividend policy, determination of the interim dividend and the recommendation (subject to the approval of shareholders in general meeting) of the final dividend and approval of any new stores. Operational decisions are delegated to the Company's management.

There were seven meetings of the board, including the full day strategy meeting, during the year. All directors attended all meetings except that Philippe Costeletos, Jonathan Feuer, Guido Padovano, Richard Gillingwater and Peter Long did not attend one meeting and Paul Pindar two meetings due to other commitments.

The division of responsibilities between John Lovering and Rob Templeman, the Chairman and Chief Executive respectively, is clearly established based on the principle of the Chairman's responsibility for the effective running of the board and the Chief Executive's responsibility for the operation of the business. Their division of responsibilities is set out in writing and has been agreed by the board.

During the year an evaluation was carried out of the board, Audit, Remuneration and Nomination Committees and the individual directors. At the same time the Company also took the opportunity to evaluate the external and internal auditors. Debenhams implemented its evaluation process through the circulation of a number of questionnaires, which were prepared so as to encompass the key responsibilities and attributes required of the evaluated group or individual, taking into account inter alia the guidance in the Combined Code (2003) on Corporate Governance. The directors and others completed the questionnaires and the results of the evaluations were analysed in detail and considered by the Chairman, senior independent non-executive director, HR Director and then by all the non-executive directors at a meeting in early September 2007. The independent non-executive directors also met without the Chairman present during the year.

The results of the evaluation process have been communicated to the board, including the chairmen of the various committees. Actions have been taken in the light of matters identified. For example, the board and the Audit Committee both now give on a more regular basis consideration to working practices in the supply chain; the Audit Committee agenda includes business continuity issues and it has also considered the means by which the Company publicises, enforces and monitors its codes of conduct, and a greater focus at board meetings is given to competitive analysis of pricing/product strategies. In terms of the composition of board committees, it was considered important that the Chairman of the Nomination Committee should also be a member of the Remuneration Committee and so Paul Pindar has joined the Remuneration Committee and relinquished his membership of the Audit Committee on 18 October 2007.

Nomination Committee

Paul Pindar chairs the Nomination Committee. The other members are Richard Gillingwater, John Lovering and Dennis Millard. Its main obligation is to lead the process for board appointments and make recommendations to the board. As part of this role the Committee considers on a regular basis the balance of skills, knowledge and experience on the board. The terms of reference of the Committee are published on the Company's website at www.debenhamsplc.com/deb/gov/nomination.pdf.

Prior to the admission of the Company to listing in May 2006 an external search consultancy carried out a recruitment process, which resulted in the appointment of five new independent non-executive directors. The brief for that consultancy required that it consider the balance of skills and experience required for the board. That assessment has also been carried out, internally, in 2007 through a board and board committee evaluation process (referred to above in the report on the board) which amongst other things considered whether the composition of the board was appropriate, the performance of the board, the issues on which it focuses, and whether the roles and responsibilities of board members were clearly defined. The Committee is satisfied that it has the appropriate balance on the board; their skills and experience are broad and diverse, encompassing substantial retail expertise amongst the Chairman and executive team, and diverse skills in running other successful companies amongst the non-executive directors.

The Committee has met on three occasions, on 24 August 2006, 8 June 2007 and 6 September 2007. In addition to the matters set out above, subjects covered at those meetings included considering the quality of senior management and succession planning, reviewing its terms of reference and recommending directors' re-election. All members of the Committee attended all the meetings.

Guido Padovano resigned from the board on 17 April 2007. The Committee gave consideration to whether Mr Padovano should be replaced as a director and concluded, as the board still includes two directors, Philippe Costeletos and Jonathan Feuer, who represent major shareholders and who give continuity with the private ownership period, that he should not be replaced.

The Committee has agreed that Richard Gillingwater, Peter Long, Dennis Millard and Rob Templeman should retire by rotation at this year's AGM and are properly qualified for re-appointment by virtue of their skills and experience and their contribution to the board and the Company.

Relations with shareholders

The board is responsible for ensuring that the Company maintains a satisfactory dialogue with shareholders. Two of the largest shareholders, TPG and CVC, are represented on the board, by Philippe Costeletos and Jonathan Feuer. The Chairman and the Senior Independent Director are always available to major shareholders. Indeed Richard Gillingwater met with a number of shareholders in March and April of this year to discuss incentive matters. Formal trading updates were given to the market on six occasions in 2006/07, following the preliminary announcement of the full year results (in October 2006) and the interim results (in April 2007), at the AGM in December 2006, in January 2007 by a Christmas trading announcement, and at trading updates given shortly after the end of the full year or half year (in September 2006 and March 2007 respectively). Following each of these announcements a conference call took place with shareholders and analysts and after the full year and interim results a presentation was made to the retail sector analysts. Analysts or brokers' briefings are circulated to the board. A programme of meetings and conference calls are also organised at appropriate times during the year at which the Chief Executive and Finance Director comment on Company performance and respond to any issues raised by investors. This programme included, after the full year and interim results announcements, meetings with investors in London, Boston and New York. In addition Debenhams hosted a meeting for retail analysts, including a visit to Staines, a non-modernised store, and the refurbished store at Uxbridge, on 30 May 2007. At the AGM in December the chairman made a presentation on the Company's financial performance and major initiatives such as new stores, international expansion, the Roches Stores acquisition and the growth of the internet business.

In recognition of the importance of its dialogue with shareholders the Company appointed Lisa Williams as Head of Investor Relations in August 2007. She previously held similar positions at Rentokil Initial Plc and the Cookson Group.

Audit Committee
Dennis Millard chairs the Audit Committee. Its other members are Adam Crozier, Richard Gillingwater and Peter Long. All members of the Committee have business and financial expertise. The Chairman is a chartered accountant with recent and relevant financial experience. The Committee has written terms of reference, which have been published on www.debenhamsplc.com/deb/gov/audit.pdf. The Committee met on three occasions during the year; all the members of the Committee attended all meetings except that Peter Long could not attend one meeting and Paul Pindar, who relinquished his membership of the Committee on 18 October 2007, was unable to attend two meetings due to other commitments. Audit Committee meetings are also attended by the Finance Director, the Company Secretary, the Head of Risk Management, the external auditors, and the Treasurer for the presentation of his report. The Committee met without the presence of management with both the external and internal auditors during the year.

After each meeting the Chairman reports to the board on the matters discussed and raises with the appropriate executive director any issue of concern. The minutes of the meetings are circulated to all directors.

There is a detailed agenda for each meeting. The broad structure of the Audit Committee's agenda last year was as follows:

- In October 2006 the Committee considered the external auditors' performance and independence and their re-appointment, reviewed the annual financial statements, key accounting policies, areas of judgement and quality of earnings, the auditors' report on the year end audit and management's responses to the issues raised.

- In April 2007 the Committee reviewed the interim financial statements, accounting policies, judgements, quality of earnings and the interim audit report and responses.

- In July 2007 the internal audit programme for the following year was agreed, based on the risk assessment process detailed below. In addition the external audit strategy and scope for the forthcoming audit was approved.

At each meeting a report was also made to the Committee by the internal auditors, based on the audit plan agreed in the previous July, on control issues and significant findings. Reports on treasury, litigation and health and safety were also made to each meeting.

Internal control
The board considers it important that there should be a regular and systematic assessment of the risks facing the business. The board is responsible for the Company's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. This report sets out how the Company maintains a framework of internal controls and how the Audit Committee reviewed during the year the effectiveness of that framework. In reviewing its risk management and internal control procedures, the Company has considered the revised guidance on internal control issued by the Financial Reporting Council in October 2005.

A control environment review was carried out across the business in April 2007, in which function heads set out their business objectives, risks to their achievement and controls to mitigate those risks. Each department received a copy of its control review. Risks were ranked according to a matrix of severity and likelihood of occurrence. A new electronic process facilitated both the completion of the control environment review and its collation into a ranking of risk, set out in risk maps and the risk register. The findings from the control environment review were presented to the Audit Committee in July of this year and the internal audit plan was derived from this ranking in conjunction with cyclical requirements for head office (where all areas are audited at least once every three years) and stores (at least every two years). After risks have been identified and assessed a written report on the specific area is sent to each function head and their executive director. Following communication in this way the next stage of the risk process is control and risk management activities, including if possible risk transfer (through a third party contract), financing the risk through insurance, or consideration by the function head of re-engineering the process. Finally the risks that have been identified are monitored, through the audit programme (including computer assisted auditing techniques designed to highlight irregular patterns and trends), through internal procedures such as stock takes and stock file counts, through prevention tools such as CCTV and a point-of-sale fraud prevention system, and through management controls. Training and support is provided by the risk management team, and the risk management website provides best practice guidelines and business policies for risk management.

The internal audit team created in the year a high and serious risk monitor so that such risks and their controls are reviewed on the most frequent basis.

Internal audit forms part of the risk management department, which also comprises the anti-fraud department, insurance and profit protection. In this way the Company maintains a cohesive approach to all aspects of risk management and an operational focus to internal audit. The risk management team was strengthened during the year through the recruitment of two additional internal auditors and an additional profit protection manager.

In addition to the audit programme there are a number of processes to test the Company's financial information and controls. An operating plan is prepared in August of each year and a revised forecast is then prepared each month, which analyses actual performance and highlights variances against the plan. In particular, performance is monitored through a series of key ratios. Daily sales, weekly sales and margin and monthly management accounts are also prepared, all of which report on performance against plan, last year and forecast.

A treasury report is made to each meeting of the board, covering matters such as senior operating restrictions and covenant reporting and forecasting (under the banking facilities), exposure to foreign exchange and hedging arrangements, net debt and interest rate hedging, cash flow and cash flow forecasting and amounts deposited with counterparties.

Whistle blowing

All employees are required to adhere to the Code of Business Conduct (senior employees confirm compliance in writing). This sets out the ethical standards expected by the Company and includes details of how matters can be raised in strict confidence. There are two main routes available to encourage employees at all levels within the organisation to raise concerns over malpractices. The first, employee guidelines to problem solving, encourages employees to talk to their line manager, their manager's line manager or if still concerned to call HR Connect (the central human resources team) directly. Alternatively there is a confidential reporting line, where employees can speak to the Debenhams anti-fraud team. If an employee feels that the matter is so serious that it cannot be discussed in any of these ways, he/she should contact the Company Secretary or the Head of Risk Management directly. Contact details are given for all these routes. The Company's policy on whistle blowing and these methods of raising issues of concern were specifically communicated to all employees in May 2007 and are published on the intranet.

Auditor independence

In order to ensure that an appropriate relationship is maintained with the external auditors, a policy on auditor independence has been established. This covers matters such as that auditors and their staff have no family, financial, employment, investment or business relationship with the Company, the employment by the Company of former audit employees, the rotation of audit partners and the provision of non-audit services. The objective of the Audit Committee's policy in relation to the provision of non-audit services by the auditor is to ensure that the provision of such services does not impair the external auditors' independence or objectivity. An independent report was produced by the central costs team each quarter during the year detailing all non audit work, its cost, when it was carried out and who instructed it. This information was reported to the Audit Committee at each meeting. The Audit Committee also obtained at the meeting in July 2007 information from the auditors about its policies and processes for maintaining independence and monitoring compliance with relevant rotation requirements.

£26,900 was paid by the Company to PricewaterhouseCoopers for non-audit services which related to a review of inter-company loans and distributable reserves. The audit fees paid by the pension schemes were £24,000.

Approval of the report

This report for the year ended 1 September 2007 has been prepared in accordance with the requirements of the Listing Rules of the UK Listing Authority, the Directors' Remuneration Report Regulations 2002 and the provisions of the Combined Code (2003). The sections on directors' emoluments, the Debenhams Performance Share and Executive Share Option Plans and pension have been subject to external audit by PricewaterhouseCoopers LLP. Shareholders will be asked to approve the report at the AGM on 4 December 2007.

The Remuneration Committee

The Remuneration Committee is chaired by Richard Gillingwater and its other members throughout the year are Adam Crozier, Peter Long, Dennis Millard and Paul Pindar. All the members of the Committee are independent non-executive directors and have no personal financial interest, other than as shareholders, in the matters to be decided. The Committee met once during the 2006/07 financial year (all members were present at the meeting), once informally and matters were reviewed by the Committee through written or telephone consultation on two further occasions. The Company Secretary is secretary to the Committee.

The Committee's duties include determining all elements of the remuneration of the executive directors and the Company Secretary, considering succession planning for senior management, reviewing the remuneration policy and overseeing the operation of the Company's share schemes. The Committee's terms of reference are published at www.debenhamsplc.com/deb/gov/remuneration.pdf

The Committee has appointed KPMG LLP to provide it with independent advice on directors' remuneration and share plans. KPMG also provides industry and comparative employee remuneration data to Debenhams' management. The Committee has also consulted with the Company's Chairman, Chief Executive, Finance Director and Human Resources Director but not on matters relating to their own compensation or contracts.

The Remuneration Committee considers data from KPMG about total remuneration in other comparable companies, and the elements of that total remuneration, in order to inform its consideration of the remuneration of Company executives.

Remuneration policy

It is the Company's policy to provide levels of remuneration which will attract and retain high quality employees in a competitive retail market and, where possible, to structure its remuneration in the most cost effective way for the business. In addition to basic salary and pension provision the Company seeks to incentivise its employees through an annual bonus scheme and through its share schemes. It is the intention of the Committee to weight executive directors' remuneration towards performance-linked pay and to strike a balance between short and long-term incentives that gives greater participation to the longer term for superior levels of performance.

The Committee considers executive salary increases in the light of comparative data from companies similar in size and sector and in the context of salary increases across the Group's wider employee population. The salaries of the executive directors increased in 2006/07 by 2.5 per cent; this was in line with the rate of payroll inflation across the employee population as a whole.

The annual bonus focuses on the achievement of specific sales, profit and other business targets for the financial year. For example, for store managers it is based on the sales and cash profit performance of their store, for buyers it is based on the sales and margin of the product area for which they are responsible, for certain other head office areas it is based on sales and profit performance of the Company as a whole. For executive directors in 2006/07 it was made up of a number of factors, some Company-wide (such as profit and net debt), some more specific (such as the performance of the stores acquired from Allders and Roches). In normal circumstances executive directors could potentially earn an annual bonus of up to 100 per cent of salary subject to the achievement of these targets. For 2006/07 the executive directors' bonus targets comprise profit, net debt and like-for-like sales hurdles.

Incentives are also provided through the Performance Share Plan (in which the executive directors participate) or the Executive Share Option Plan, encouraging a long-term commitment to the Company's share price and earnings per share performance.

It is the Company's policy that the notice periods of executive directors should not exceed one year. The Remuneration Committee has considered the financial consequences of early termination of directors' service contracts; in order to limit liability and provide certainty in the event of termination of a contract without cause, their contracts contain liquidated damages clauses. If the Company terminates the employment without due notice, other than in circumstances such as gross misconduct or other immediate justifiable cause, the Company is required to make a payment equal to the aggregate of the executive director's basic salary and the value of his contractual benefits for the notice period and an amount equal to the average of the annual bonus paid to the executive director in the two bonus years prior to the termination of his employment.

The cost of operating defined benefit pension schemes has, over recent years, become higher and more unpredictable and potentially, if not addressed, could increase the risk for accrued benefits (including pensioners and deferred members). Following consultation over 60 days with employees, the Company ceased accrual of pensionable service under the Debenhams Executive Pension Plan and the Debenhams Retirement Scheme with effect from 1 November 2006, with benefits accrued to 31 October 2006, including the benefits of deferred and pensioner members, being retained in the schemes. In addition, the Debenhams Retirement Scheme was closed to new members with effect from the same date (the Debenhams Executive Pension Plan was closed to new entrants in 2002). Pension arrangements are now provided through a Defined Contribution Stakeholder Plan. In the Republic of Ireland, pension arrangements are made by way of a Defined Contribution Scheme. The pension benefits of the executive directors are now therefore provided through a defined contribution of 15 per cent of salary (20 per cent for Michael Sharp); only Michael Sharp was a member of the old defined benefit plan and details of his accrued benefits in the scheme are set out in the section headed pension in this report.

Letters of appointment and service contracts

The Chairman and the non-executive directors have letters of appointment from the Company covering matters such as duties, time commitment, fees and other business interests. The appointments may be terminated by either party giving one month's notice.

The remuneration of non-executive directors is determined by the board and is made up of an annual fee for acting as a non-executive director of the Company and fees for chairing and for membership of a board committee. The non-executive directors do not take part in discussions on their own remuneration. The fees are set to reflect the time which they are required to commit to their duties, their experience and the amounts paid to non-executive directors in comparable companies. There has been no increase in non-executive directors fees in the year.

Details of the letters of appointment of the non-executive directors are set out below and the terms are available for inspection at the Company's registered office during normal business hours and at the AGM.

Name	Position	Annual fee	Date of joining the Group	Date of letter of appointment
John Lovering	Chairman	£250,000	8 September 2003	19 April 2006
Philippe Costeletos	Non-executive director	£40,000	8 September 2003	24 April 2006
Adam Crozier	Independent non-executive director	£45,000	9 May 2006	18 April 2006
Jonathan Feuer	Non-executive director	£40,000	8 September 2003	24 April 2006
Richard Gillingwater	Senior independent non-executive director	£62,500	9 May 2006	20 April 2006
Peter Long	Independent non-executive director	£45,000	9 May 2006	24 April 2006
Dennis Millard	Independent non-executive director	£55,000	9 May 2006	10 April 2006
Paul Pindar	Independent non- executive director	£50,000	9 May 2006	19 April 2006

The executive directors Rob Templeman, Chris Woodhouse and Michael Sharp entered into service agreements with the Company on 3 May 2006. Each agreement is terminable by either party giving not less than 12 months' written notice, save that Michael Sharp is required to give the Company six months' notice.

Executive directors are entitled, in addition to salary, to other benefits or equivalent cash allowances, the value of which is set out in the table of directors' emoluments, including company car and fuel, life, medical and personal accident insurance.

Rob Templeman and Chris Woodhouse are permitted to hold up to two non-executive directorships in non-competing companies. The executive directors retain payments received in respect of their other directorships. On 22 December 2006 Chris Woodhouse was appointed non-executive Chairman of Gondola (which owns restaurant groups including Pizza Express), for which his fees in 2006/07 were £104,032.

Directors' emoluments

Audited information on the remuneration of each director for the full year is set out in the following table:

Director	Salary/fees £	Benefits £	Bonus £	Annual Allowance in lieu of pension £	Total 2007 £	Total 2006 £
John Lovering	250,000	173	–	–	250,173	190,498
Rob Templeman	656,650	34,558	–	98,498	789,706	1,076,673
Chris Woodhouse	446,515	24,759	–	66,977	538,251	740,422
Michael Sharp	415,000	36,818	–	83,000	534,818	980,442
Philippe Costleletos	40,000	–	–	–	40,000	12,615
Adam Crozier	45,000	–	–	–	45,000	14,192
Jonathan Feuer	40,000	–	–	–	40,000	12,615
Richard Gillingwater	62,500	–	–	–	62,500	–*
Peter Long	45,000	–	–	–	45,000	14,192
Dennis Millard	55,000	–	–	–	55,000	17,346
Guido Padovano	35,897	–	–	–	35,897	12,615
Paul Pindar	50,000	–	–	–	50,000	15,769
Total	**2,141,562**	**96,308**	**-**	**248,475**	**2,486,345**	**3,087,379**

* Waived

The fees of Philippe Costeletos, Jonathan Feuer and Guido Padovano are paid to TPG, CVC and Merrill Lynch respectively rather than being paid to the individual non-executive director.

On 17 April 2007, Guido Padovano resigned as a non-executive director. No compensation was paid on his resignation.

Share schemes

Baroness Employee Limited Partnership ("BELP")

In June 2004, certain senior managers were invited to invest in the Group through the purchase of units in BELP (corresponding to shares in the Company). In the 2005/06 financial year 30 per cent of those shares were distributed and the balance of 70 per cent (totalling 12,891,480 shares) were distributed on 9 May 2007 to 37 employees (including 5,250,000 shares distributed to Michael Sharp, an executive director, which have not subsequently been sold by him). In addition BELP transferred 335,505 shares on 9 May 2007 to the Debenhams Employee Retail Trust 2004. There will be no further share transfers or distributions by BELP, which no longer holds any shares in the Company.

The Debenhams Employee Option Plan

When the Group was privately owned, an executive option plan was put in place. On exercise, participants acquired shares in the Company at a specified option price per share. The balance of 50 per cent of the options became exercisable on 9 May 2007, 365 days after admission of the Company's shares to listing on the London Stock Exchange. Participants were, in all except three instances, required to pay the employer's national insurance contributions arising on the exercise of their options. In recognition of this cost, participants were awarded a bonus in the form of shares on the exercise of their option. The bonus shares had a market value which on a post tax basis was equal to the cost to the participant of meeting the employer's national insurance contributions on the relevant exercise.

The Debenhams Retail Employee Trust 2004 (the "Trust") held shares to satisfy the exercise of options granted under the Debenhams Employee Option Plan. On 2 September 2006 the Trust held 3,290,535 shares. It purchased a further 70,000 shares on 5 November 2006 (at 190.14 pence per share) and 335,505 shares were transferred to it by BELP on 9 May 2007. A total of 3,592,438 shares were transferred from the Trust to satisfy the exercise of options and the award of bonus shares. The Trust currently holds 103,602 shares in the Company.

No further awards will be made and there are no outstanding shares to be transferred or exercised under this share option scheme.

Michael Sharp was the only director who held options under the Debenhams Employee Option Plan and details are set out below (Michael Sharp has retained the shares obtained on the exercise of this option):

	Date of grant	Expiry date	Exercise price	Options held at 2 September 2006	Granted in year	Exercised in year	Share price at time of exercise	Lapsed in year	Options at 1 September 2007	Market Value on date of exercise
Michael Sharp	31/01/05	30/01/15	0.2p	60,758	–	60,758	147.75p	–	Nil	147.75p

The Debenhams Performance Share Plan (the "PSP")

Under the PSP, executives may receive shares (the number of which is determined by the extent to which a performance condition is achieved on vesting) provided that they remain employed in the Group. Awards under the PSP comprise an option to receive free shares or a nil cost option.

On 24 November 2006 awards over 2,408,253 shares were made under the PSP to 102 employees, including to the executive directors as set out below, and on 29 May 2007 awards were made over 3,274,793 shares to 57 employees.

Name	Balance held at 2 September 2006	Date of grant	Market price at date of award	Number of shares granted in year	Exercised in year	Lapsed in year	Balance held at 1 September 2007
Rob Templeman	468,750	24/11/06	196p	165,611	–	–	634,361
Chris Woodhouse	318,750	24/11/06	196p	112,614	–	–	431,364
Michael Sharp	296,250	24/11/06	196p	104,665	–	–	400,915

No awards may be granted to an individual in any financial year over a maximum number of shares whose market value is greater than 200 per cent of that individual's gross annual rate of salary at the date of grant, although the Remuneration Committee has a discretion, in exceptional circumstances (which include recruitment), to grant awards over shares with a market value of up to 250 per cent of gross annual salary at the date of grant. In the 2006/07 financial year the award to the executive directors was at the level of 50 per cent of base salary.

Awards under the PSP will normally only vest on the third anniversary of the date of grant (and must be exercised within six months of vesting) subject to performance conditions set by the Remuneration Committee at the time awards are granted and if the Remuneration Committee is satisfied that the underlying financial performance of the Company over the performance period is sufficient to justify the vesting of the award.

Half the PSP awards made in 2006/07 are subject to a performance target based on the Adjusted Earnings Per Share ("EPS") growth of the Company above the percentage increase in the Retail Price Index ("RPI") over a three-year performance period starting at the end of the 2005/06 financial year. The EPS targets for the November 2006 award are compound annual EPS growth of RPI + 7 per cent (at which 30 per cent of this element of the award would vest) to RPI + 14 per cent (100 per cent of this element of the award would then vest), with a straight-line basis for calculating the percentage that would vest between 30 per cent and 100 per cent. In relation to the award in May 2007, the same structure for calculating the percentage of the award that vests apply, with the EPS targets being 30 per cent at EPS growth of RPI + 3 per cent per annum to 100 per cent at EPS growth of RPI + 7 per cent per annum. In determining the EPS targets for 2006/07, the Committee took into consideration the current business plan, prevailing economic conditions and shareholder expectations. It took advice from KPMG LLP, including their analysis of brokers' consensus forecasts. EPS was chosen as the Remuneration Committee considers it to be a key underlying value driver of the business that will focus management's attention on continued growth and profitability.

The remaining half of the 2006/07 PSP awards are based on the Company's Total Shareholder Return ("TSR") against the weighted TSR of the FTSE 350 General Retailers Index over a three-year performance period starting at the end of the 2005/06 financial year. The TSR performance conditions have not changed, continuing to trigger at 30 per cent vesting of this element of the award for Debenhams TSR equal to the weighted TSR of the FTSE 350 General Retailers Index, to 100 per cent vesting of this element for Debenhams TSR equal to or more than 12 per cent per annum above the weighted TSR of the FTSE 350 General Retailers Index, with a straight-line level of vesting between these two points. The weighted TSR is the aggregate of the TSR of each company in the FTSE 350 General Retailers Index weighted by their respective market capitalisations at the start of the relevant three-year performance period. A three-month average TSR at the start and end of the performance period will be used to mitigate the effect of any short-term share price volatility. The Committee considers TSR to be an approximate proxy for shareholder value and it chose this comparator group as Debenhams and its main listed general retail competitors are a constituent of the index. The Committee determined that a weighted index is a fairer and more reasonable method of determining relative performance (as opposed to a conventional TSR ranking) as it factors in the size of each comparator company and therefore the absolute levels of value that each company generates relative to its size. When determining the maximum TSR target, the Committee took into consideration the historical TSR performance of the comparator companies over the last ten years. The current maximum target of 12 per cent per annum above the index broadly equates to upper quartile TSR performance.

If one or both of the performance conditions are not met at the end of the performance period, 50 per cent or 100 per cent (as appropriate) of the awards will lapse immediately without any opportunity to re-test the relevant performance condition.

The Remuneration Committee may set different performance conditions for future awards and may decide that different conditions should be applicable to different executives' awards depending on their job function.

No PSP awards vested during the year.

The Debenhams 2006 Executive Share Option Plan (the "ESOP")
The ESOP allows the Company to grant options to acquire shares to eligible employees. Options granted under the ESOP may either be Her Majesty's Revenue & Customs approved options (up to the prescribed limit) or unapproved options.

Share options were granted over 1,677,153 shares on 24 November 2006 to 196 senior managers at an option price of 198.25 pence (being the middle-market price at the close on the day before grant date). A grant was also made on 29 May 2007 to 64 employees, over 450,341 shares, at an option price of 137.5 pence (the closing price on the trading day before grant). These options will normally become exercisable three years after grant and expire ten years after the date of grant.

The exercise of options is subject to the satisfaction of a performance condition, which will be stated at the date of grant. There will be no re-testing of the performance condition. For the November 2006 grant of options the performance condition will require the Adjusted EPS growth to be at least equal to the percentage increase in RPI + 7 per cent per annum over a period of three years commencing with the 2005/06 financial year. For the May 2007 award the required growth in Adjusted EPS is RPI + 3 per cent per annum. In determining the EPS targets the Committee took advice from KPMG LLP and sought to establish targets which, although stretching, were capable of being achieved and would provide a real incentive for store managers, senior buying and merchandising executives and other participants in the scheme.

No options under the ESOP were exercised during the year.

The maximum market value of shares over which options may be granted to an employee under the unapproved part of the ESOP in any financial year (as measured at the date of grant) may not be greater than 100 per cent of the employee's annual basic salary at the date of grant. However, the Remuneration Committee has a discretion, in exceptional circumstances (which include recruitment) to grant awards over shares with a market value in excess of this amount.

No options under the ESOP were granted to executive directors during the year.

EPS
Under the rules of both plans, to ensure comparability of financial years of the Company within the EPS performance period and for the base year, the Remuneration Committee may (following consultation with its independent advisers and the Company's external auditors) adjust the reported figure for earnings per share as calculated in accordance with the relevant accounting standard (including adjustments to achieve consistent measurements of performance during the transition to international accounting standards) to arrive at a figure that is a fair and reasonable reflection of the underlying business performance of the Group. Such adjustments shall include, but are not limited to, adjusting the issued share capital to a comparable basis, excluding extraordinary or exceptional items, adjusting for the effect of a 53rd week, adjusting for the effect of incremental costs or charges, adjusting for property profits no longer accruing, and adjusting for the effect of interest on pre-admission levels of borrowing.

Debenhams 2006 Sharesave Scheme (the "Sharesave Scheme")
Under the Sharesave Scheme, employees may be granted an option to acquire shares at a fixed exercise price. At the end of the savings period the employee may either exercise the option within six months of the end of the savings period using the savings contributions and bonus which he has accumulated, or have the savings and bonus repaid to him. No options have been granted under this scheme.

The Debenhams Deferred Bonus Matching Plan (the "DBMP")
Under the DBMP, participants will be able to invest up to the full amount of their annual bonus (on an after-tax basis) in shares. If the participant remains in service for three years he/she will, subject to the satisfaction of a performance target, be eligible to receive a matching share award (based on the pre-tax amount of the bonus that has been invested). The Remuneration Committee has not determined what performance conditions will apply to awards under the DBMP although it is intended that they be appropriately demanding and linked to the Company's performance. If the performance target is not met at the end of the performance period, the

awards will lapse immediately and there will no opportunity to re-test the performance condition. No awards have yet been made under the DBMP.

Pension

The directors are not members of a Company pension plan, except for Michael Sharp who is a deferred member of the Debenhams Executive Pension Plan. He ceased to accrue benefits in that plan on 31 March 2006

The table below shows the pension accrued at the year end:

Director	Increase in accrued pension during the year £	Increase in accrued pension during the year (net of inflation) £	Accumulated total accrued pension at 1 September 2006 £	Transfer value at 2 September 2006 of accrued pension as at 2 September 2006 £	Transfer value at 1 September 2007 of accrued pension as at 1 September 2007 £	Increase in transfer value during the year £
Michael Sharp	5,795	15	166,350	1,905,117	2,126,606	221,489

Performance graph

The performance graph below shows the Company's total shareholder return against the FTSE 350 General Retailers Index over the period since a market first existed for the shares to 1 September 2007. This index was chosen as Debenhams is a constituent and as it is made up of a broad spectrum of retail competitors in the major product areas in which the Company trades and includes its major general retail listed competitors.

Total shareholder return since IPO (3 May 2006)



120
100
80
60
3 May 2006
2 September 2006
1 September 2007
Debenhams TSR
FTSE 350 General Retailers Index TSR

The share plans – total shares/options outstanding

In total the shares and options outstanding under all the share plans are:

Options outstanding

	Grant date	Price pence	Outstanding (as at 23 October 2007)
Debenhams Executive Share Option Scheme			
	09.05.06	205	2,498,291
	06.06.06	185	58,870
	24.11.06	198.25	1,579,029
	29.5.07	137.5	443,432
Debenhams Performance Share Plan			
	09.05.06	n/a	3,188,861
	06.06.06	n/a	3,113
	24.11.06	n/a	2,306,283
	29.5.07	n/a	3,097,869

All options were granted at the market price with the exception of awards granted under the Performance Share Plan which consist of the right to acquire shares at nil cost.

The closing mid-market price of the Company's shares on 31 August 2007 was 120.5 pence and ranged from 118.75 pence to 203.75 pence during the period from 2 September 2006 to 1 September 2007.

Directors' shareholdings

The interests, all of which are beneficial, of the directors (and their immediate families) in the share capital (excluding options and other share plans) of the Company are as follows:

Director	At 2 September 2006	At 1 September 2007	At 23 October 2007
John Lovering	6,002,780	6,402,780	6,402,780
Rob Templeman	12,591,638	12,941,638	12,941,638
Chris Woodhouse	11,498,795	11,598,795	11,598,795
Michael Sharp[1]	5,358,791	5,419,549	5,419,549
Adam Crozier	25,641	25,641	25,641
Jonathan Feuer[2]	127,060	127,060	127,060
Richard Gillingwater	5,128	5,128	5,128
Peter Long	51,282	51,282	51,282
Dennis Millard	51,282	51,282	51,282
Paul Pindar	153,846	228,846	228,846

Notes:

1) Includes 5,250,000 shares held by Baroness Employee Limited Partnership

2) Jonathan Feuer is the beneficial owner of 127,060 shares in the Company held in the name of Capital Investors 2002 Limited.

On behalf of the board

Richard Gillingwater
Chairman of the Remuneration Committee

23 October 2007

DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profits or loss of the Group for that period.

The directors are required to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. They also confirm the Company financial statements have been prepared in accordance with UK accounting standards.

The directors confirm that suitable accounting policies have been used and applied consistently except where required to comply with the new accounting policies. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 1 September 2007 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and applicable accounting standards. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DEBENHAMS PLC

We have audited the Group financial statements of Debenhams plc for the year ended 1 September 2007 which comprise the consolidated income statement, consolidated statement of recognised income and expenses, consolidated balance sheet, the consolidated cash flow statement and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Debenhams plc for the year ended 1 September 2007 and on the information in the directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, Finance Director's review, the directors' report, the corporate responsibility statement, corporate governance statement, and the directors' responsibilities statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 1 September 2007 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds
23 October 2007

CONSOLIDATED INCOME STATEMENT

	Note	For the financial year ended: 1 September 2007 £m	2 September 2006 £m
Revenue	5	**1,774.4**	1,707.7
Cost of sales		**(1,508.4)**	(1,376.3)
Analysed as:			
Cost of sales before exceptional items		**(1,494.9)**	(1,376.3)
Exceptional cost of sales	8	**(13.5)**	-
Gross profit		**266.0**	331.4
Distribution costs		**(47.0)**	(53.0)
Analysed as:			
Distribution costs before exceptional items		**(46.2)**	(53.0)
Exceptional distribution costs	8	**(0.8)**	-
Administrative expenses		**(39.2)**	(54.8)
Analysed as:			
Administrative expenses before exceptional items		**(39.2)**	(40.2)
Exceptional administrative expenses	8	**-**	(14.6)
Operating profit	7	**179.8**	223.6
Analysed as:			
Operating profit before exceptional items		**194.1**	238.2
Exceptional operating items	8	**(14.3)**	(14.6)
Interest receivable and similar income	10	**4.2**	7.3
Interest payable and similar charges	11	**(70.8)**	(168.8)
Analysed as:			
Interest payable and similar charges before exceptional items	11	**(70.8)**	(132.7)
Exceptional interest payable and similar charges	8,11	**-**	(36.1)
Profit before taxation		**113.2**	62.1
Taxation	12	**(34.2)**	(18.4)
Analysed as:			
Taxation before exceptional items		**(36.9)**	(32.7)
Taxation credit on exceptional items	12	**2.7**	14.3
Profit for the financial year attributable to equity shareholders	29	**79.0**	43.7

Earnings per share attributable to the equity shareholders (expressed in pence per share)

		Pence per share	Pence per share
Basic	14	**9.3**	7.4
Diluted	14	**9.3**	7.4
Underlying earnings per share (non-GAAP measures)	14	**11.9**	16.5

Dividends per share (expressed in pence per share)

		Pence per share	Pence per share
Proposed final dividend per share	13	**3.8**	2.4

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

For the financial year ended 1 September 2007

	Note	For the financial year ended: 1 September 2007 £m	2 September 2006 £m
Profit for the financial year		**79.0**	43.7
Actuarial gain/(loss) recognised in the pension scheme	24	**60.7**	(3.0)
Currency translation	29	**0.4**	–
Change in the valuation of the available for sale investments	17	**12.1**	–
Movement on deferred tax relating to the pension scheme	25	**(16.5)**	0.9
Cash flow hedges			
– net fair value gains (net of tax)	29	**17.5**	15.8
– recycled and adjusted against the initial measurement of the acquisition cost of inventory	29	**(3.6)**	(0.2)
– reclassified and reported in net profit	29	**–**	0.8
Net income recognised directly in equity		**70.6**	14.3
Total recognised income attributable to the equity of the Group		**149.6**	58.0

CONSOLIDATED BALANCE SHEET
As at 1 September 2007

	Note	1 September 2007 £m	2 September 2006 £m
ASSETS			
Non-current assets			
Intangible assets	15	**842.9**	836.1
Property, plant and equipment	16	**667.7**	639.5
Financial assets			
- Available for sale investments	17	**20.3**	8.2
- Derivative financial instruments	23	**19.7**	7.8
Retirement benefit assets	24	**87.3**	13.8
Deferred tax assets	25	**52.3**	51.1
		1,690.2	1,556.5
Current assets			
Inventories	18	**244.6**	207.8
Trade and other receivables	19	**65.6**	63.9
Derivative financial instruments	23	**3.0**	-
Cash and cash equivalents	20	**80.4**	34.0
		393.6	305.7
LIABILITIES			
Current liabilities			
Financial liabilities			
- Bank overdraft and borrowings	22	**(104.8)**	(33.1)
- Derivative financial instruments	23	**(2.2)**	(5.3)
Trade and other payables	21	**(468.6)**	(400.4)
Current tax liabilities		**(31.6)**	(18.8)
Provisions	27	**(2.2)**	(4.7)
		(609.4)	(462.3)
Net current liabilities		**(215.8)**	(156.6)
Non-current liabilities			
Financial liabilities			
- Bank overdraft and borrowings	22	**(992.1)**	(1,097.0)
- Derivative financial instruments	23	**-**	(2.3)
Deferred tax liabilities	25	**(111.6)**	(84.8)
Other non-current liabilities	26	**(207.1)**	(161.0)
Provisions	27	**(0.6)**	(1.5)
		(1,311.4)	(1,346.6)
Net assets		**163.0**	53.3
SHAREHOLDERS' EQUITY			
Share capital	28	**0.1**	0.1
Share premium	29	**682.9**	682.9
Merger reserve	29	**1,200.9**	1,200.9
Reverse acquisition reserve	29	**(1,199.9)**	(1,199.9)
Hedging reserve	29	**15.4**	1.5
Other reserves	29	**13.1**	1.0
Retained earnings	29	**(549.5)**	(633.2)
Total equity		**163.0**	53.3

The financial statements on pages 50 to 89 were approved by the board on 23 October 2007 and were signed on its behalf by:

C K Woodhouse
Director

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 1 September 2007

	Note	For the financial year ended: 1 September 2007 £m	2 September 2006 £m
Cash flows from operating activities			
Cash generated from operations	31	**311.2**	317.0
Interest received		**4.3**	7.8
Interest paid		**(70.5)**	(147.4)
Tax (paid)/received		**(17.6)**	12.9
Net cash generated from operating activities		**227.4**	190.3
Cash flows from investing activities			
Purchase of property, plant and equipment		**(85.2)**	(88.6)
Purchase of intangible assets		**(11.5)**	–
Proceeds from sale of property, plant and equipment	31	**0.2**	0.1
Net cash used in investing activities		**(96.5)**	(88.5)
Cash flows from financing activities			
Drawdown of term loan facility	22	**–**	1,050.0
Repayment of senior term loan		**–**	(1,827.6)
Proceeds from issue of ordinary shares		**–**	700.0
Dividends paid		**(42.0)**	–
Share issue costs from 2006 listing		**–**	(12.6)
Appropriation – settlement of "B" loan notes		**–**	(50.1)
Appropriation – settlement of "C" loan notes		**(0.2)**	(22.1)
Receipt of monies for share options		**0.2**	–
Purchase of shares by Debenhams Retail Employee Trust 2004 ("DRET")		**(0.1)**	(2.0)
Capital element of finance leases		**(0.4)**	–
Appropriation by DRET		**(9.4)**	(1.1)
Net cash used in financing activities		**(51.9)**	(165.5)
Net increase/(decrease) in cash and cash equivalents		**79.0**	(63.7)
Cash and cash equivalents at beginning of financial year		**0.3**	64.0
Cash and cash equivalents at end of financial year	20	**79.3**	0.3

1 BASIS OF PREPARATION AND GENERAL INFORMATION

Introduction

Debenhams plc ("the Company") is a public limited company incorporated in the United Kingdom under the Companies Act 1985 (Company No. 5448421). The address of the registered office is Debenhams plc, 1 Welbeck Street, London, W1G 0AA.

The principal activity of the Company and its subsidiaries (together the "Group" or the "Debenhams Group") is the sale of fashion clothing and accessories, cosmetics and products for use in the home. The Group trades from department stores and small store formats in the UK and the Republic of Ireland, on the internet and has international franchise stores.

The Group prepares its financial statements for the financial year ending on the nearest Saturday to 31 August of a given calendar year.

The principal companies within the Group during the financial year ended 1 September 2007 are disclosed in note 33.

The Company gained admission to the London Stock Exchange on 9 May 2006.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") (including International Accounting Standards ("IAS")) and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under accounting standards as adopted for use in the EU. The consolidated financial statements for the financial year ended 1 September 2007 and 2 September 2006 have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investments, derivatives, share-based payments and pensions.

The preparation of the financial statements, in conformity with IFRS requires the use of estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Although these results are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

The directors believe that the underlying operating profit before exceptional items and underlying earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with underlying profit measures used by other companies.

Non-GAAP measure	1 September 2007 £m	2 September 2006 £m
Underlying operating profits	**194.1**	238.2
Leases with fixed annual increments in rent (note 7)	**14.1**	14.9
Share based payments (note 28)	**1.9**	14.3
Underlying operating profit	**210.1**	267.4

2 ACCOUNTING POLICIES

The Group's principal accounting policies are described below.

Consolidation

The financial statements comprise a consolidation of the accounts of Debenhams plc and all its subsidiaries. Subsidiaries include all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which the Group has the power to control. They are de-consolidated from the date that control ceases.

On consolidation, inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the Company and its subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of staff discounts and the cost of loyalty scheme points, and is stated net of value added tax and other sales-related taxes.

Revenue on department store sales of goods and commission on concession sales are recognised when goods are sold to the customer. Retail sales are usually in cash or by credit or debit card. Department customer special orders and internet sales are recognised when the goods are delivered to the customer. Revenue from gift vouchers and gift cards sold by the Group are recognised on the redemption of the gift voucher or gift card.

It is the Group's policy to sell its products to the end customer with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

Interest recognition
Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend distribution
A final dividend distribution to the Group shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Group shareholders. Interim dividends are recognised when paid.

Retirement benefit costs
The liability recognised in respect of defined benefit schemes is the present value of the defined obligation at the balance sheet date less the fair value of the plans assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in sterling, and that have terms to maturity which approximate to the terms of the related pension liabilities.

Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of recognised income and expenses.

Past service costs are recognised immediately in the income statement, unless the changes in pension plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

The Group's contributions to stakeholder pension schemes are charged to the income statement as they fall due. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share-based payments
The Group issues equity-settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The Group measures the fair value using the valuation technique most appropriate to value each class of award, either a Black-Scholes, Monte Carlo or Binomial pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjust for the effect of non-market-based vesting conditions.

Exceptional items
Exceptional items are events or transactions which, by virtue of their size or nature, have been disclosed in order to improve a reader's understanding of the financial statements.

Foreign exchange
a) Functional and presentational currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in sterling, which is the Group's functional and presentational currency.

2 ACCOUNTING POLICIES CONTINUED

b) Group companies
The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the balance sheet;
- income and expenses are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction); and
- all resulting exchange differences are recognised as a separate component of equity.

c) Transactions and balances
Transactions denominated in foreign currencies are translated into the respective functional currency at average monthly rates. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Differences on exchange are taken to the income statement.

Taxation
Taxation expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leased assets
a) Finance leases
Leases of assets which transfer substantially all the risks and rewards of ownership to the Group are classified as finance leases. Finance leases are classified as a financial liability and measured at amortised cost. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property, plant and equipment or the present value of the minimum lease payments and depreciated over the period of the lease. The resulting lease obligations are included in liabilities.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

b) Operating leases
All other leases are classified as operating leases. Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

Where property lease contracts contain guaranteed fixed minimum incremental rental payments, the total committed cost is determined and is calculated and amortised on a straight-line basis over the life of the lease.

Intangible assets

a) Goodwill

Goodwill on acquisition of subsidiaries represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is not amortised, but tested for impairment annually, or when trigger events occur, and carried at cost less accumulated impairment losses.

b) Other intangible assets

Acquired licences and trademarks are capitalised at cost and are amortised on a straight-line basis over their useful life, not to exceed ten years.

Internally generated software costs, where it is clear that the software developed is technically feasible and will be completed and that the software generated will generate economic benefit, are capitalised as an intangible asset. The software is amortised on a straight-line basis over its useful economic life, being three to eight years.

Property, plant and equipment

It is the Group's policy to hold properties at cost, subject to the requirement to test assets for impairment.

Depreciation is provided at the following rates per annum to write off the cost of property, plant and equipment, less residual value, on a straight-line basis from the date on which they are brought into use:

Freehold land	Not depreciated
Freehold buildings	1 per cent
Long leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Short leaseholds including landlords' fixtures and fittings	Life of lease
Retail fixtures and fittings	5 – 20 per cent
Office equipment	10 per cent
Computer equipment	16⅔ – 33⅓ per cent
Vehicles	25 per cent or life of lease

The assets' useful economic lives and residual values are reviewed and adjusted, if appropriate, at each financial year end.

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the income statement.

Included within property, plant and equipment are assets in the course of construction. These assets comprise stores, which are under construction, including costs directly attributable to bring the asset into use. Transfers to the appropriate category of property, plant and equipment are made when the store opens. No depreciation is provided on stores or other assets under construction.

Impairment testing

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped by store, which is the lowest level for which there are separately identifiable cash flows (cash generating units).

Available-for-sale investments

The Group classifies its investments as available-for-sale financial assets in accordance with IAS 39 "Financial Instruments: Recognition and Measurement".

Available-for-sale financial investments are non-derivative assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Investments are recognised at fair value plus any transaction costs. If a fair value for an investment cannot be reliably measured, due to the variability in the range of reasonable fair value estimates being significant, or the probabilities of the various estimates within the range not being able to be reasonably assessed, that investment will be carried at cost.

An impairment test is performed annually on the carrying value of each investment. An impairment loss is recognised for the amount by which the assets carrying value exceeds its recoverable amount.

2 ACCOUNTING POLICIES CONTINUED

Inventories
Inventories are stated at the lower of cost and net realisable value using the retail method and represent goods for resale. Concession stocks are not included within stocks held by the Group.

Trade receivables
Trade receivables, defined as loans and receivables in accordance with IAS 39, are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method for any doubtful amounts. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets carrying amount and the present value of future cash flows discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

Any other trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at the bank and other short-term liquid investments with original maturities of approximately three months or less. Bank overdrafts are shown within borrowings in current liabilities.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs
Borrowing costs that are facility costs are recognised initially at fair value, and are amortised over the term of the facilities at a constant rate on the committed amount of the facility.

Trade payables
Trade payables, defined as financial liabilities in accordance with IAS 39, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Any other trade payables are stated at cost.

All of the trade payables are non-interest bearing.

Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and where it is more likely than not an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the balance sheet date.

Share capital
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares in equity are shown as a deduction, net of tax, from the proceeds.

Derivatives
The derivative instruments used by the Group to manage its interest rate and currency risk are interest rate swaps, interest rate caps and forward currency contracts.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an effective hedging instrument and the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Derivatives are recognised using trade date accounting.

At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

i) Cash flow hedges
The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the relevant line of the income statement which will be affected by the underlying hedged item.

Amounts accumulated in equity are recycled and adjusted against the initial measurement of the underlying hedged item when the underlying hedged item is recognised on the balance sheet or in the income statement.

When a hedged instrument expires, is sold or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is immediately recognised in the relevant line of the income statement which will be affected by the original underlying hedged item. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the relevant line of the income statement which would have been affected by the forecasted transaction.

ii) Derivatives that do not qualify for hedge accounting
Certain derivatives do not qualify for hedge accounting. Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

iii) Embedded derivatives
Where the risks and characteristics of derivatives embedded in other contracts are not closely related to those of the contracts, and the whole contract is not carried at fair value with gains or losses reported in the income statement, the derivative is separated from that host contract and measured at fair value, with fair value movements reflected in the account in the income statement which will be affected by the underlying host contract.

New standards and interpretations
During the year, the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") issued the following standards and interpretations which are effective for annual accounting periods beginning on or after the stated effective date. These standards and interpretations are not effective for and have not been applied in the preparation of this financial information:

		Effective date
International Accounting Standards (IFRS/IAS)		
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IFRS 8	Operating Segments	1 January 2009
IFRIC Interpretations		
IFRIC 10	Interim financial reporting and impairment	1 November 2006
IFRIC 11	IFRS 2 – Group and treasury share transactions	1 March 2007
IFRIC 12	Service concession arrangements	1 January 2008
IFRIC 13	Customer loyalty programme	1 July 2008
IFRIC 14	IAS 19 – The limit on Defined Benefit Asset, Minimum Funding requirement and their Interaction	1 January 2008

Other than in relation to IFRIC 14, which the Group is currently considering the implications of, the adoption of these standards and interpretations is not expected to have a material impact on the Group operations.

3 FINANCIAL RISK MANAGEMENT

a) Financial risks and treasury management
The Group's activities expose it to a variety of financial risks:

- funding and liquidity risk;
- credit risk;
- foreign exchange risk; and
- cash flow interest rate risk.

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The board has established an overall treasury policy and has approved procedures and authority levels within which the treasury function ("Group Treasury") must operate. The Finance Director conducts a treasury review at least monthly and the Treasury Committee meets and performs their review on a quarterly basis. The board receives regular reports covering treasury activities. Treasury policy is to manage risks within an agreed framework whilst not taking speculative positions.

The policies and strategies for managing these risks are summarised as follows:

i) Funding and liquidity risk
Prudent liquidity risk management implies sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The Group finances its operations by a combination of retained profits, debt finance and leases. The objective is to ensure that there is sufficient cash or working capital facilities to meet the cash flow requirements of the Group for its current business plan.

ii) Credit risk
The Group has no significant concentrations of credit risk. Sales to retail customers are made in cash, cheque or by credit and debit cards, wholesale sales of products to franchisees are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit-quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. Cash surpluses are placed on deposit for no longer than three months and only with financial counterparties with a short-term credit rating of A1, P1 or better.

iii) Foreign exchange risk
The Group's functional currency is sterling. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the euro and the US dollar. Foreign exchange risk arises from future commercial transactions relating to imports and trading in the Republic of Ireland.

To manage the foreign exchange transaction risk, entities in the Group use forward currency contracts transacted by Group Treasury. Foreign exchange risk arises when commercial transactions are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the exposure in each foreign currency by using external forward currency contracts with a settlement of 18 months or less, up to 100 per cent of the first three months forecasted purchases, up to 80 per cent of the next 12 months are hedged. The Group does not hedge either economic exposure or the translation exposure arising from the profits, assets and liabilities of non-sterling business.

3 FINANCIAL RISK MANAGEMENT CONTINUED

iv) Cash flow interest rate risk
The Group's interest rate risk arises from long-term borrowings. The Group's current borrowing facilities are issued at variable rates that expose the Group to cash flow interest rate risk.

The interest exposure of the Group is managed within the constraints of the Group's business plan and the financial covenants under its facilities. The Group's exposure to floating-rate interest is within financial covenants and planned expectation. The aim is to reduce exposure to the effect of interest rate movements and to take advantage of low interest rates by hedging an appropriate amount of interest rate exposure whilst maintaining the flexibility to minimise early termination costs. The Group's interest rate hedging strategy is to achieve a target fixed percentage of 75 per cent, with a 15 per cent tolerance (60 – 90 per cent).

The impact of movements in interest rates is managed through the use of floating rate debt and interest rate swaps and caps. These are usually matched with specific loans for a period of time up to their maturity or call date. The Group's main interest rate exposure is from the financing rate loans under the credit facility.

b) Fair value estimates
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward currency contracts has been determined based on market forward currency exchange rates at the balance sheet date.

The fair values of short-term deposits, loans and overdrafts with a maturity of less than one year are assumed to approximate to their book values. In the case of the Group's loans due in more than one year, the fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates available to the Group.

Where market values are not available, fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year-end exchange rates.

4 SEGMENTAL REPORTING

Based on an analysis of risks and returns, the directors consider that the Group has only one identifiable business segment, retailing.

All material operations of the Group are carried out in the UK and therefore no geographical segmentation is disclosed. The group operates both an internet and international division, both of which remain immaterial for the purposes of segmental reporting.

Consequently, the Group has considered business segmentation as the primary segmentation, with a single separately reportable segment, retailing.

5 *GROSS TRANSACTION VALUE*

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believe that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

	1 September 2007 £m	2 September 2006 £m
Gross transaction value	**2,305.6**	2,192.9

6 *CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS*

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Estimated impairment of goodwill
The Group tests whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2. The recoverable amount of cash-generating units is determined based on a value-in-use calculation. The method requires an estimate of future cash flows and the selection of a suitable discount rate in order to calculate the net present value of the cash flows. Actual outcomes could vary.

Taxation
The Group is subject to income taxes in the UK and the Republic of Ireland. At each financial period end, judgement is required in determining the provision for income taxes. The Group recognises liabilities for anticipated tax issues based on the best estimates at the balance sheet date. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the corporation tax and deferred tax provisions in the period in which such determination is made.

Share-based payments
The Group issues equity settled share-based payments to certain employees. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period. The fair value is calculated using the appropriate fair value model with the estimated level of vesting being reviewed annually by management. The key assumptions of this model are set out in note 28.

Pension liability
The Group's defined benefit schemes' pension liability, which is assessed each period by actuaries, is based on key assumptions including return on plan assets, discount rates, mortality rates, inflation, future salary and pension costs. These assumptions, individually or collectively, may be different to actual outcomes.

Other key assumptions for pension obligations are based in part on current market conditions; additional information relating to this is disclosed in note 24.

Estimated useful life of property, plant and equipment
The Group estimates the useful life of property, plant and equipment and reviews this estimate at each financial period end. The Group also tests for impairment whenever a trigger event occurs.

7 ANALYSIS OF COSTS BY NATURE

	1 September 2007 £m	2 September 2006 £m
The following items have been included in arriving at operating profit:		
The amounts of inventory written down during the financial year	**14.8**	11.0
Cost of inventories recognised as an expense	**870.4**	818.4
Employment costs (note 9)	**293.2**	276.2
Depreciation of property, plant and equipment (note 16):		
- owned assets	**84.4**	85.3
- assets held under finance leases	**1.3**	0.7
Accelerated depreciation of property, plant and equipment (note 16):		
- owned assets	**7.7**	-
- assets held under finance leases	**0.5**	-
Amortisation of intangible assets (note 15)	**7.0**	5.1
Loss/(profit) on disposal of:		
- property, plant and equipment	**0.6**	(0.1)
Operating lease rentals:		
- property	**134.8**	130.2
- other	**1.4**	1.6
Foreign exchange gains	**(5.9)**	(2.6)
Repairs and maintenance expenditure on property, plant and equipment	**12.1**	12.4
Auditors' remuneration	**0.3**	1.1

Operating lease costs and incentives

The amount charged to the income statement in respect of operating lease costs and incentives for the Group has changed significantly under IFRS. The adverse impact on reported profit relating to the treatment of leases with annual fixed increments in rent and the accounting for both rent free periods and developers' contributions is as follows:

	1 September 2007 £m	2 September 2006 £m
Leases with fixed annual increments in rent	**14.1**	14.9
Rent free periods	**1.3**	1.6
Developers' contributions	**7.4**	6.1
Reduction in operating profit resulting from accounting in accordance with IAS 17 "Leases" and SIC 15 "Operating leases – incentives"	**22.8**	22.6

Services provided by the Group's auditor and network firms

During the year the Group obtained the following services from the Group's auditor as detailed below:

	1 September 2007 £m	2 September 2006 £m
Audit services		
Fees payable to Company auditors for the audit of parent company and consolidated accounts	**0.1**	0.1
Non-audit services		
Fees payable to Company auditors and its associates for other services		
– The audit of Company's subsidiaries pursuant to legislation	**0.1**	0.1
– Other assurance services	**0.1**	1.3

Included within other assurance services is £24,000 (2006: £22,000) relating to the defined benefit pension scheme audits.

Other assurance services comprise a review of inter-company loans and distributable reserves (2006: advisory work relating to the Initial Public Offering in 2006 of which £0.4 million has been reflected in capitalised share premium cost). It is cost effective for the Group that such services are provided by its auditors in view of their knowledge of the Group's affairs going back a number of years.

8 EXCEPTIONAL ITEMS

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

	1 September 2007 £m	2 September 2006 £m
Operating exceptional items		
Admission to the London Stock Exchange	-	4.6
Other exceptional item	-	10.0
Acquisition and reorganisation of stores in the Republic of Ireland	14.3	-
Total operating exceptional items	14.3	14.6
Non-operating exceptional items		
Write off of capitalised debt costs on refinancing	-	33.5
Interest on refinancing (note 11)	-	2.6
Total non-operating exceptional items	-	36.1
Total exceptional items before tax	14.3	50.7

Financial year ended 1 September 2007

Acquisition and reorganisation of stores in the Republic of Ireland

On 12 September 2006 the Group acquired the business and assets of nine stores from Roches Stores, the total consideration on acquisition of the stores was £30.0 million. Following the acquisition, the Group assigned the existing Dublin store lease (Jervis Street) which will result in the closure of the store after the year end.

The acquisition of the stores, assignment of the lease and subsequent closure of the Jervis Street store has created an accelerated depreciation charge of £6.3 million and redundancy costs of £4.6 million. Marketing, travel, legal and integration costs amounted to £3.4 million. Integrated costs include £0.8 million of costs which related to the distribution centre and have been charged to distribution costs, all other costs relate to the stores and have been charged to cost of sales.

Financial year ended 2 September 2006

Admission to the London Stock Exchange

Costs relating to the Company's admission to the London Stock Exchange on 9 May 2006 include taxation and restructuring advice, legal and professional fees, bonuses and other advisory services, relating to printing costs, marketing and public relations, all of which related to the admission.

Other exceptional item

Following admission to the London Stock Exchange the restricted cash held by DRET was distributed to the beneficiaries of the trust in accordance with the trust rules.

Interest on refinancing

On 30 May 2006 the Group refinanced its debt, which resulted in the repayment of the senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs associated with the senior credit facility.

Additional interest relating to the early repayment of the senior credit facility was paid on refinancing together with the cost associated with the restructuring of the interest rate swaps.

9 EMPLOYEES

	1 September 2007 £m	2 September 2006 £m
Wages and salaries	**265.1**	234.1
Social security costs	**21.2**	18.5
Pension costs	**1.4**	6.2
Share-based payments (note 28)	**1.9**	14.3
Short-term employee benefits	**3.6**	3.1
Total employment costs	**293.2**	276.2
	Number	Number
Average number of employees:		
Full time	**8,936**	8,358
Part time	**17,554**	16,358
Total	**26,490**	24,716

Included in pension above is £0.4 million (2006: £0.3 million) of contributions payable to key management's personal pension plans.

Information concerning directors' remuneration, interest in shares and share options are included in the remuneration report on pages 41 to 47, which forms part of these financial statements.

Key management compensation

	1 September 2007 £m	2 September 2006 £m
Salaries and short-term benefits	**2.4**	3.3
Post-employment benefits	**0.4**	0.2
Share-based payments	**0.3**	3.2
	3.1	6.7

Members of the operational board are deemed to be key management. It is the operational board who have responsibility for planning and controlling activities of the Group. The operational board consists of six members (2006: six members).

10 INTEREST RECEIVABLE AND SIMILAR INCOME

	1 September 2007 £m	2 September 2006 £m
Interest on bank deposits	**4.2**	7.3

11 INTEREST PAYABLE AND SIMILAR CHARGES

	1 September 2007 £m	2 September 2006 £m
Interest payable and similar charges		
Bank loans and overdrafts	**65.1**	124.1
Amortisation of issue costs on loans (note 22)	**3.9**	5.1
Interest payable on finance leases	**1.8**	3.5
Interest payable before exceptional items	**70.8**	132.7
Exceptional items - interest payable and similar charges		
Unamortised issue costs written off on repayment of the senior term loan (note 8)	**-**	33.5
Premium on early settlement of the senior term loan (note 8)	**-**	2.1
Cost of restructuring the interest swap portfolio (note 8)	**-**	0.5
Exceptional items – interest payable and similar charges	**-**	36.1
Interest payable and similar charges after exceptional items	**70.8**	168.8

12 TAXATION

Analysis of tax charge in the financial year

	1 September 2007 £m	2 September 2006 £m
Current tax:		
UK corporation tax charge on profit for the year	**33.3**	9.1
Adjustments in respect of prior periods	**(2.4)**	(3.6)
Current tax expense	**30.9**	5.5
Deferred taxation:		
Origination and reversal of timing differences	**(4.6)**	0.9
Pension cost relief in excess of pension cost credit/charge	**6.1**	8.0
Adjustments in respect of prior periods – pension costs	**2.1**	–
Adjustments in respect of prior periods	**(0.3)**	4.0
Deferred tax expense (note 25)	**3.3**	12.9
Tax charge in the financial year	**34.2**	18.4

FA 2007 announced a reduction to the standard rate of corporation tax to 28 per cent with effect from April 2008 as this was enacted prior to the balance sheet date. The closing deferred tax for assets and liabilities has been calculated at the reduced rate with the movement being charged or credited to the income statement except where the original asset or liability was created in equity.

The tax for the year is higher (2006 lower) than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:

	1 September 2007 £m	2 September 2006 £m
Profit on ordinary activities before tax	**113.2**	62.1
Profit on ordinary activities at standard rate of corporation tax in the UK of 30 per cent	**34.0**	18.6
Effects of:		
Income not subject to tax	**(0.1)**	(1.0)
Expenses not deductible for tax purposes	**0.1**	1.5
Overseas items	**2.4**	(1.1)
Adjustments in relation to prior periods	**(0.6)**	0.4
Non qualifying depreciation	**1.3**	–
Losses carried back to prior years	**0.2**	–
Effect on deferred taxation of the change in corporation tax	**(2.2)**	–
Contribution to employee share options	**(1.1)**	–
Fixed asset disposals	**0.2**	–
Tax charge for the financial year	**34.2**	18.4

Tax relating to exceptional items as detailed in note 8 and included in the above tax charge amounted to:

	1 September 2007 £m	2 September 2006 £m
Tax credit relating to:		
Operating exceptional items	**2.7**	3.5
Interest exceptional items	**–**	10.8
	2.7	14.3

13 DIVIDENDS

The directors are proposing a final dividend in respect of the financial year ended 1 September 2007 of 3.8 pence per share (2006: 2.4 pence per share), which will absorb an estimated £32.6 million (2006: £20.6 million) of shareholders' funds. It will be paid on 4 January 2008 to shareholders who are on the register of members at close of business on 7 December 2007.

An interim dividend of 2.5 pence per share was paid on 4 July 2007 (2006: nil) which absorbed £21.5 million (2006: £nil) of shareholders' funds.

14 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year.

Basic and diluted earnings per share

	1 September 2007		2 September 2006	
	Basic £m	Diluted £m	Basic £m	Diluted £m
Profit for the financial year after taxation	**79.0**	**79.0**	43.7	43.7
	Number m	Number m	Number m	Number m
Weighted average number of shares	**859.0**	**859.0**	614.4	614.4
Shares held by ESOP (weighted)	**(11.3)**	**(11.3)**	(25.6)	(25.6)
Shares issuable (weighted)	**-**	**2.4**	-	5.6
Adjusted weighted average number of shares	**847.7**	**850.1**	588.8	594.4
	Pence per share	Pence per share	Pence per share	Pence per share
Earnings per share	**9.3**	**9.3**	7.4	7.4

Underlying earnings per share

The underlying earnings per share reflects the underlying performance of the business compared with the prior year and is calculated by dividing underlying earnings by the number of shares in issue at the year end.

	1 September 2007 £m	2 September 2006 £m
Profit for the financial year	**79.0**	43.7
Exceptional items	**14.3**	50.7
Leases with fixed annual increments in rent	**14.1**	14.9
Share-based payments	**1.9**	14.3
Interest adjustments	**-**	58.3
Adjustment to tax charge to reflect the above items	**(6.9)**	(40.5)
Underlying profit for the year	**102.4**	141.4
	Number m	Number m
Issued share capital at 1 September 2007 and 2 September 2006	**859.0**	859.0
	Pence per share	Pence per share
Underlying earnings per share	**11.9**	16.5

Underlying profit is used by management as a measure of profitability within the Group. It is defined as operating profit before exceptional items, the impact of leases with fixed annual increments in rent and charges relating to share-based payments.

In 2006, the Group underwent significant re-financing and therefore the statutory interest and related financing costs are not comparable year-on-year. The above adjustment for interest assumes that the 2006 re-financing, which took place at the date of admission, was effective at the beginning of the year ended 2 September 2006 and that the proceeds of shares issued on admission (£700 million) were available at that date.

The comparison of performance year-on-year has also been made complex by costs incurred as a result of the Company's admission to the London Stock Exchange on 9 May 2006, which increased the number of shares issued by the Company. The underlying earnings per share uses the capital structure as at 1 September 2007 to eliminate the effect of these changes.

15 INTANGIBLE ASSETS

	Goodwill £m	Licences and trademarks £m	Software £m	Total £m
Cost				
At 4 September 2005	811.7	0.3	27.0	839.0
Additions	–	–	11.3	11.3
At 2 September 2006	811.7	0.3	38.3	850.3
Additions	5.7	2.8	5.3	13.8
Disposals	–	(0.2)	–	(0.2)
At 1 September 2007	**817.4**	**2.9**	**43.6**	**863.9**
Accumulated amortisation				
At 4 September 2005	–	0.1	9.0	9.1
Charge for the year	–	0.1	5.0	5.1
At 2 September 2006	–	0.2	14.0	14.2
Charge for the year	–	0.1	6.9	7.0
Disposals	–	(0.2)	–	(0.2)
At 1 September 2007	–	0.1	20.9	21.0
Net book amount				
At 1 September 2007	**817.4**	**2.8**	**22.7**	**842.9**
At 2 September 2006	811.7	0.1	24.3	836.1
At 3 September 2005	811.7	0.2	18.0	829.9

Goodwill
On 12 September 2006 the Group acquired the business and assets of nine stores based in the Republic of Ireland from Roches Stores, an unlimited company incorporated and registered in Ireland. The consideration for this acquisition was £30.0 million, with £20.5 million payable on completion, £3.4 million payable on the first anniversary and £6.1 million on the second anniversary of completion.

All tangible assets acquired have been recognised at their respective fair values. The fair values of tangible fixed assets, stock and receivables acquired were £13.4 million, £10.3 million and £0.6 million respectively.

The residual excess over the net assets acquired has been recognised as goodwill and amounts to £5.7 million. The goodwill represents the intrinsic value to the Group of being able to trade the Debenhams brand in these stores.

Licences and trademarks
The Group acquired the "St George by Duffer" trademark during the year. The total consideration for the trademark was £2.8 million.

Software development costs
The computer software capitalised of £5.3 million (2006: £11.3 million) principally relates to internally developed application software. Externally developed application software at 1 September 2007 amounted to £1.0 million (2006: £1.2 million).

Amortisation on the Group's intangible assets has been charged to the income statement as follows for the financial years ended:

	1 September 2007 £m	2 September 2006 £m
Included within:		
– cost of sales	**4.6**	3.5
– distribution costs	**0.3**	0.2
– administrative expenses	**2.1**	1.4
	7.0	5.1

Impairment test for goodwill
The goodwill arising on the acquisition of Debenhams Group Holdings Limited by Baroness Group Holdings Limited on 4 December 2003, is not being amortised but reviewed on an annual basis or more frequently if there are indications that goodwill may be impaired. Goodwill for Debenhams Group Holdings Limited represents the goodwill for a portfolio of sites, which has been allocated to groups of Cash-Generating Units ("CGUs") on a regional basis within the UK according to the level at which management monitors that goodwill.

15 INTANGIBLE ASSETS CONTINUED

For the purposes of this impairment review, the recoverable amounts of the CGUs are determined based on value-in-use calculations. These cash flow projections are based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated based on the assumption of no growth after year five. The growth rates do not exceed the long-term average growth rate for the retail sector in which the CGUs operate. The pre-tax discount rate used to calculate the value in use was 7.5 per cent (2006: 8.5 per cent) and reflects the specific risks in the retail business.

Management determined the gross margin for each CGU based on performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and risk-free rates.

As at 1 September 2007, no impairment of goodwill has been required (2006: £nil).

16 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings				
Cost	Freehold £m	Long leasehold £m	Short leasehold fixtures and fittings £m	Vehicles, fixtures and equipment £m	Total £m
At 4 September 2005	54.4	9.6	264.9	336.0	664.9
Additions	–	–	13.1	62.4	75.5
Disposals and write-offs	–	–	(0.1)	(19.0)	(19.1)
At 2 September 2006	54.4	9.6	277.9	379.4	721.3
Additions	–	–	19.6	103.2	122.8
Disposals and write-offs	–	–	–	(49.3)	(49.3)
At 1 September 2007	**54.4**	**9.6**	**297.5**	**433.3**	**794.8**
Accumulated depreciation					
At 4 September 2005	0.1	0.1	3.1	11.6	14.9
Charge for the year	0.4	0.3	11.6	73.7	86.0
Disposals and write-offs	–	–	(0.1)	(19.0)	(19.1)
At 2 September 2006	0.5	0.4	14.6	66.3	81.8
Charge for the year	0.4	0.2	12.1	73.0	85.7
Accelerated depreciation	2.0	–	5.6	0.6	8.2
Disposals and write-offs	–	–	–	(48.6)	(48.6)
At 1 September 2007	**2.9**	**0.6**	**32.3**	**91.3**	**127.1**
Net book value					
At 1 September 2007	**51.5**	**9.0**	**265.2**	**342.0**	**667.7**
At 2 September 2006	53.9	9.2	263.3	313.1	639.5
At 3 September 2005	54.3	9.5	261.8	324.4	650.0

The accelerated depreciation arises as a result of the closure of Jervis Street, as stated in note 8, and as a result of a number of store re-sites which will occur after the year end.

Assets in the course of construction included in property, plant and equipment at the financial year end are as follows:

	1 September 2007 £m	2 September 2006 £m
Assets in the course of construction	**63.3**	20.5

Property, plant and equipment includes the following assets held under finance leases:

	Vehicles, fixtures and equipment		Freehold and long leasehold land and buildings	
	1 September 2007 £m	2 September 2006 £m	1 September 2007 £m	2 September 2006 £m
Cost	**4.8**	2.7	**59.2**	59.2
Aggregate depreciation based on cost	**(2.1)**	(1.1)	**(3.2)**	(2.4)
Net book value	**2.7**	1.6	**56.0**	56.8

The buildings held under finance lease obligations are secured by a fixed charge over the corresponding Group properties.

17 FINANCIAL ASSETS - AVAILABLE FOR SALE INVESTMENTS

	£m
At 2 September 2006	8.2
Market value uplift	12.1
At 1 September 2007	**20.3**

In 2004 the Group acquired 10 per cent of the issued shares of Ermes Department Stores Limited ("Ermes"). Ermes gained admission to the Cyprus Stock Exchange during 2007 and at 1 September 2007 the Group continues to hold 10 per cent of the issued share capital, being 17,500,000 shares. The market value of the shares at 1 September 2007 was £16.2 million. As at 3 September 2006 Ermes was a private company, the fair value of the shares was deemed not to be significantly different to the historic cost and the investment was therefore carried at a cost of £4.2 million. Ermes is a company which is registered and trades in Cyprus.

The Group holds 100 per cent of the (2006: £4.0 million) "A" ordinary shares in BF Properties (No.4) Limited, which cost £3.0 million and have a fair value of £4.1 million (2006: £4.0 million). These shares carry no voting rights. The directors consider that the ultimate parent undertaking and controlling party of BF Properties (No.4) Limited is The British Land Company plc.

BF Properties (No.4) Limited was incorporated in Great Britain. The address of its principal place of business is 10 Cornwall Terrace, Regent's Park, London.

BF Properties (No.4) Limited year end is 31 March and it continues to report in accordance with UK GAAP. The aggregate amount of the capital and reserves of BF Properties (No.4) Limited at 31 March 2006 was £141,016,943. The profit of BF Properties (No.4) Limited for the year ended 31 March 2006 was £616,920. This is the most recent set of published results for the company.

The investment in BF Properties (No.4) Limited has been calculated by discounting the future expected proceeds from the investment at the prevailing interest rate of 5.9 per cent.

There were no disposals or impairment provisions on available for sale financial assets during the years shown.

18 INVENTORIES

	1 September 2007 £m	2 September 2006 £m
Items held for resale	**244.6**	207.8

Write downs of inventories are disclosed in note 7.

19 TRADE AND OTHER RECEIVABLES

	1 September 2007 £m	2 September 2006 £m
Trade receivables	**26.8**	21.5
Other receivables	**1.3**	0.5
Prepayments and accrued income	**37.5**	41.9
	65.6	63.9

20 CASH AND CASH EQUIVALENTS

	1 September 2007 £m	2 September 2006 £m
Cash at bank and in hand	**22.2**	17.2
Short-term bank deposits	**58.2**	16.8
	80.4	34.0

	1 September 2007	2 September 2006
Effective interest rate on short-term bank deposits (per cent)	**5.9**	4.6
Average maturity rate (days)	**5.3**	35.9

Included within short-term bank deposits at 1 September 2007 is £1.1 million (2006: £10.3 million) of restricted cash which is held by the DRET.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	1 September 2007 £m	2 September 2006 £m
Cash and cash equivalents	**80.4**	34.0
Bank overdrafts and revolving credit facility (note 22)	**(1.1)**	(33.7)
	79.3	0.3

21 TRADE AND OTHER PAYABLES

Current	1 September 2007 £m	2 September 2006 £m
Trade payables	**251.4**	198.9
Other payables	**78.1**	74.8
Other taxation and social security	**27.9**	29.1
Accruals	**109.7**	96.1
Deferred income	**1.5**	1.5
	468.6	400.4

22 BANK OVERDRAFT AND BORROWINGS

	1 September 2007 £m	2 September 2006 £m
Bank loans and overdrafts (note 20)	**1.1**	1.7
Term loan facility	**1,050.2**	1,050.4
Revolving credit facility ("RCF") (note 20)	**-**	32.0
Lease obligations	**57.8**	62.2
	1,109.1	1,146.3
Less: unamortised issue costs	**(12.2)**	(16.2)
	1,096.9	1,130.1

22 BANK OVERDRAFT AND BORROWINGS CONTINUED

Maturity of debt	1 September 2007 £m	2 September 2006 £m
Amounts falling due:		
In one year or less or on demand	**104.8**	33.1
In more than one year but not more than two years	**99.8**	98.8
In more than two years but not more than five years	**854.5**	952.2
In more than five years	**37.8**	46.0
	1,096.9	1,130.1
Amounts falling due within one year	**(104.8)**	(33.1)
Amounts falling due after one year	**992.1**	1,097.0

The effective interest rates at the balance sheet dates were as follows:

	1 September 2007 %	2 September 2006 %
Bank loans and overdrafts	**6.75**	5.75
Term loan facility	**6.44**	6.09
RCF	**N/A**	6.03
Lease obligations	**6.20**	5.11

The Group credit facility includes a term loan of £1.05 billion and an RCF of £0.25 billion. The term loan facility is repayable in instalments with the loan being repaid in full by 2011. Interest rates are based on LIBOR and denominated in sterling. The RCF is multicurrency with interest rates based on the relevant inter-bank market rate.

Issue costs of £17.1 million, which mainly relate to facility costs, were incurred primarily on utilisation of the credit facilities during 2006 and are being amortised over the term of the facilities at a constant rate based on the committed amount of the term loan. The amortisation charge relating to the issue costs of the credit facilities for the year ended 1 September 2007 was £3.9 million (2006: £1.0 million). The amortisation of issue costs during the period to May 2006 relating to the previous senior credit facility was £4.1 million.

i) Finance lease obligations
In 1988 a number of properties with a market value of £42.7 million were sold to certain banks on 125 year leases at peppercorn rentals. The Group subsequently entered into full tenant and landlord repairing sub-leases for 125 years. At the year end the following amounts remained outstanding under the leases:

	1 September 2007 £m	2 September 2006 £m
Principal	**42.7**	42.7
Accrued interest	**12.6**	15.8
Outstanding liability	**55.3**	58.5

The rentals payable are structured so as to give the lessors a financing return linked to LIBOR in the first 25 years and, in the following 10 years, a LIBOR linked return together with the repayment of capital. Thereafter, market rentals are payable subject to revision every 5 years. In the early years, the amounts payable are below LIBOR and in the later years are in excess of LIBOR. The financing costs are, however, allocated over the 25-year period so as to achieve an annual funding cost which is consistent with LIBOR. The Group has limited rights up to the 25th year of the leases to vary the terms of the leases to buy out the rental obligations based on the properties' original sales proceeds. The leases are reflected in fixed assets at their cost to the Group. These property lease obligations are secured by a fixed charge over the corresponding Group properties.

Other lease obligations relate mainly to computer software and vehicles leased under hire purchase contracts.

22 BANK OVERDRAFT AND BORROWINGS CONTINUED

ii) Maturity of finance leases

The minimum lease payments under finance leases fall due as follows:

	1 September 2007		2 September 2006	
	Property leases £m	Other leases £m	Property leases £m	Other leases £m
Not later than one year	**10.5**	**1.4**	5.9	1.7
Later than one year but not more than five years	**36.2**	**1.5**	33.7	2.4
More than five years	**37.7**	**0.1**	53.6	0.2
	84.4	**3.0**	93.2	4.3
Future charges on finance leases	**(29.1)**	**(0.5)**	(34.7)	(0.6)
	55.3	**2.5**	58.5	3.7

23 FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

	1 September 2007		2 September 2006	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current				
Forward foreign currency contracts - cash flow hedges	**0.1**	**(1.3)**	-	(3.3)
Forward foreign currency contracts - held for trading	**-**	**(0.9)**	-	(2.0)
Interest rate swaps – cash flow hedges	**2.9**	**-**	-	-
	3.0	**(2.2)**	-	(5.3)
Non-current				
Interest rate swaps – cash flow hedges	**19.7**	**-**	7.8	(2.3)
Total	**22.7**	**(2.2)**	7.8	(7.6)

The financial risks and treasury management information has been disclosed in note 3.

The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	1 September 2007			2 September 2006		
	Notional principal amount £m	Book value £m	Fair value £m	Notional principal amount £m	Book value £m	Fair value £m
Primary financial instruments						
Borrowings:						
- due within one year	**(108.4)**	**(108.6)**	**(108.6)**	(36.7)	(37.0)	(37.0)
- due after one year but no more than two years	**(103.3)**	**(103.3)**	**(103.3)**	(102.6)	(102.6)	(102.6)
- due after more than two years but no more than five years	**(859.4)**	**(859.4)**	**(859.4)**	(960.7)	(960.7)	(960.7)
- due after more than five years	**(37.8)**	**(37.8)**	**(37.8)**	(46.0)	(46.0)	(46.0)
Cash and cash equivalents	**-**	**80.4**	**80.4**	-	34.0	34.0
Derivative financial instruments held to manage interest rate and currency risk						
Interest rate swaps	**777.5**	**22.6**	**22.6**	957.1	5.5	5.5
Forward foreign currency contracts	**98.7**	**(2.1)**	**(2.1)**	120.5	(5.3)	(5.3)
Net financial liabilities		**(1,008.2)**	**(1,008.2)**		(1,112.1)	(1,112.1)

23 FINANCIAL INSTRUMENTS CONTINUED

The net fair value losses at 1 September 2007 on open forward foreign exchange contracts that hedge the foreign currency risk of anticipated future inventory purchases are £1.2 million (2006: £3.3 million). This will be recycled and adjusted against the initial measurement of the acquisition cost of inventory over the next 12 months.

Forward exchange contracts designated as cash flow hedges are reclassified to "assets held for trading" when the underlying forecast transaction is crystallised on the balance sheet as inventory. During the year there were no contracts reclassified to "assets held for trading" due to cash flow hedges being ineffective.

Interest rate swaps
The notional principal amount of interest rate swaps outstanding at 1 September 2007 was £777.5 million (2006: £957.1 million). The Group's interest rate swaps switch interest from floating rates to fixed rates.

The fair value of interest rate swaps has been calculated as the present value of the estimated future cash flows.

The Group's interest rate swaps mature as follows:

	Notional £m	Rate %	Maturity
Interest rate swap	777.5	4.477 – 6.040	31 May 2008 to 30 November 2011

The net gains and losses on these swaps deferred in equity will reverse through interest in the income statement over the life of the swaps.

Fair value of non-derivative financial assets and liabilities
Where market values are not available, the fair value of financial assets and financial liabilities have been calculated by discounting future expected cash flows at prevailing interest rates and by applying year-end exchange rates. The carrying amounts of borrowings is approximate to fair value.

Maturity and interest rate profiles of financial assets and liabilities
The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate swaps, swapped from floating to fixed rates, used to manage interest were as follows:

	1 September 2007			
	Fixed £m	Floating £m	Non-interest bearing £m	Total £m
Sterling financial liabilities:				
– due within one year	(75.8)	(32.8)	–	(108.6)
– due after one year but no more than two years	(73.6)	(29.7)	–	(103.3)
– due after more than two years but no more than five years	(613.6)	(245.8)	–	(859.4)
– due after more than five years	(17.1)	(20.7)	–	(37.8)
Financial liabilities	**(780.1)**	**(329.0)**	**–**	**(1,109.1)**
Sterling:				
– Cash at bank and in hand	52.7	13.7	2.2	68.6
– Restricted cash	1.1	–	–	1.1
Euro:				
– Cash at bank and in hand	3.7	5.7	0.4	9.8
US Dollar:				
– Cash at bank and in hand	0.7	0.2	–	0.9
Financial assets	**58.2**	**19.6**	**2.6**	**80.4**

Debt issue costs of £12.2 million are excluded from the financial liabilities above.

The weighted average interest rate on the fixed rate borrowings as at 1 September 2007 was 6.4 per cent (2006: 5.9 per cent), with the weighted average time for which rates are fixed being 2.4 years (2006: 2.6 years). Floating rate borrowings are interest bearing at interest rates based on LIBOR. Cash deposits are interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating rate interest for more than one year.

	2 September 2006			
	Fixed £m	Floating £m	Non-interest bearing £m	Total £m
Sterling financial liabilities:				
- due within one year	(30.0)	(7.0)	-	(37.0)
- due after one year but no more than two years	(87.8)	(14.8)	-	(102.6)
- due after more than two years but no more than five years	(823.4)	(137.3)	-	(960.7)
- due after more than five years	(19.8)	(26.2)	-	(46.0)
Financial liabilities	(961.0)	(185.3)	-	(1,146.3)
Sterling:				
- Cash at bank and in hand	6.8	12.6	2.0	21.4
- Restricted cash	10.0	0.3	-	10.3
Euro:				
- Cash at bank and in hand	-	2.0	0.1	2.1
US Dollar:				
- Cash at bank and in hand	-	0.2	-	0.2
Financial assets	16.8	15.1	2.1	34.0

Debt issue costs of £16.2 million at 2 September 2006 are excluded from the financial liabilities above.

Borrowing facilities as at 1 September 2007
As at 1 September 2007 the term loan facility was fully drawn and the revolving credit facility of £250 million remains fully available (2006: £218 million). These facilities expire on 19 April 2011.

Both of these facilities incur commitment fees at market rate.

Market price risk
The Group monitors interest rate risk and foreign exchange risk by determining the effect on profit of a range of possible changes in interest rates and foreign exchange rates. The range of changes chosen reflects the Group's view of changes that are possible over the financial year.

Assuming no changes in the borrowings and interest rate swaps described above, it is estimated that a rise of 1 per cent in interest rates would have reduced pre-tax profits for the financial year ended 1 September 2007 by £2.5 million (2006: £2.2 million). Similarly, assuming no changes in the volumes of imports described above, it is estimated that a 5 per cent decrease in the value of sterling against relevant foreign currencies would have reduced profits for the year by £1.8 million (2006: £1.1 million) before accounting for any offset from renegotiated supplier contracts and alternative sourcing locations.

24 RETIREMENT BENEFIT OBLIGATION

The Group operates defined benefit type pension schemes, being the Debenhams Executive Pension Plan and the Debenhams Retirement Scheme, the assets of which are held in separate trustee administered funds.

Both pension schemes were closed for future service accrual from 31 October 2006. The closure to future accrual will not affect the pensions of those who have retired or the defined benefits of those who have left service or opted out before 31 October 2006 Future pension arrangements are provided through a money purchase stakeholder plan or a defined contribution scheme for the employees in the Republic of Ireland.

The Group have agreed to contribute £5.3 million per annum, increasing by RPI from the first of April each year, to fund accrued benefits. The Group will also fund all administrative expenses incurred by the two pension schemes from 1 November 2006 tc the next triannual valuation at 31 March 2008.

Actuarial valuations of the Group's pension schemes using the projected unit basis were carried out at 31 March 2005, and updated as at each relevant year-end for the purposes of IAS 19 "Employee Benefits", by Watson Wyatt Limited, a qualified independent actuary. The major assumptions used by the actuaries were:

	1 September 2007 per annum %	2 September 2006 per annum %	3 September 2005 per annum %
Inflation assumption	**3.10**	2.90	2.60
General salary and wage increase	**3.90**	3.90	3.60
Rate of increase in pension payments and deferred payments	**3.10**	2.90	2.60
Pension increase rate	**3.10**	2.90	2.60
Discount rate	**5.95**	5.10	5.00

The expected return on scheme assets is based on market expectations at the beginning of the year for return over the entire life of the defined benefit obligation.

	1 September 2007		2 September 2006		3 September 2005	
	Long-term rate of return expected per annum %	Value £m	Long-term rate of return expected per annum %	Value £m	Long-term rate of return expected per annum %	Value £m
Assets						
Equities	**8.30**	**315.0**	8.30	325.6	8.00	287.0
Bonds	**5.95**	**197.3**	4.40	159.9	4.30	149.3
Property	**7.10**	**8.2**	-	-	-	-
Cash and other assets	**5.00**	**31.8**	4.40	41.6	3.60	17.3
Total market value of assets	**7.25**	**552.3**	6.80	527.1	6.60	453.6
Present value of scheme liabilities		**(465.0)**		(513.3)		(463.0)
Surplus/(deficit) in scheme		**87.3**		13.8		(9.4)

Assumptions regarding future mortality experiences are based on the mortality tables shown below. Allowance is made for future improvements to the assumed current rates of mortality which have a financial effect equivalent to a 0.25 per cent per annum reduction in the discount rate used to value liabilities.

	1 September 2007 Male & female	2 September 2006 Male & female
Debenhams Retirement Scheme	**PMA92C06+2**	PMA92C06+2
Debenhams Executive Pension Plan	**PMA92C06+1**	PMA92C06+1

The actual return on plan assets was as follows:

	1 September 2007 £m	2 September 2006 £m
Return on plan assets	**33.2**	52.8

The amounts recognised in the income statement are as follows:

	1 September 2007 £m	2 September 2006 £m
Current service cost	**2.9**	16.3
Past service cost	**0.4**	-
Curtailment credit	**-**	(4.4)
Interest on pension scheme liabilities	**25.8**	22.7
Expected return on pension scheme assets	**(34.5)**	(29.2)
Total included within staff costs (note 9)	**(5.4)**	5.4

The total (credits)/charges included are as follows:

	1 September 2007 £m	2 September 2006 £m
Cost of sales	**(4.5)**	3.1
Distribution costs	**(0.1)**	0.1
Administrative expenses	**(0.8)**	2.2
Total (credit)/charge	**(5.4)**	5.4

Changes in the present value of the defined benefit obligations are as follows:

	1 September 2007 £m	2 September 2006 £m
Present value of obligation at start of year	**513.3**	463.0
Interest on pension scheme liabilities	**25.8**	22.7
Current service cost	**2.9**	16.3
Actual member contributions	**0.5**	2.8
Actual benefit payments by the fund	**(14.8)**	(13.7)
Past service cost	**0.4**	-
Curtailment credit	**-**	(4.4)
(Gains)/losses on change of assumptions	**(67.2)**	22.9
Experience losses	**4.1**	3.7
Present value of obligation at end of year	**465.0**	513.3

Changes in the fair value of pension scheme assets are as follows:

	1 September 2007 £m	2 September 2006 £m
Fair value in pension scheme assets at start of year	**527.1**	453.6
Benefits paid	**(14.8)**	(13.7)
Company contributions	**7.4**	31.6
Member contributions	**0.5**	2.8
Expected return on pension scheme assets	**34.5**	29.2
Actuarial (losses)/gains	**(2.4)**	23.6
Fair value of plan assets at end of year	**552.3**	527.1

24 RETIREMENT BENEFIT OBLIGATION CONTINUED

Movement in surplus/(deficit) during the year:

	1 September 2007 £m	2 September 2006 £m
Surplus/(deficit) in the schemes at start of year	**13.8**	(9.4)
Movement in year:		
Pension credit/(charge)	**5.4**	(5.4)
Company contributions	**7.4**	31.6
Net actuarial gains/(losses)	**60.7**	(3.0)
Surplus in the schemes at end of year	**87.3**	13.8

Cumulative actuarial gains and losses recognised in equity:

	1 September 2007 £m	2 September 2006 £m
At start of the year	**23.6**	26.6
Net actuarial gains/(losses) recognised in the year	**60.7**	(3.0)
Net actuarial gains recognised at end of year	**84.3**	23.6

History of experience gains and losses:

	1 September 2007	2 September 2006	3 September 2005	29 August 2004	30 August 2003
Difference between the expected and actual return on scheme assets	**£1.3m**	£23.6m	£46.0m	£3.1m	£(1.6)m
Percentage of scheme assets	**0.2%**	4.5%	10.1%	0.9%	(0.5)%
Experience losses on scheme liabilities	**£(4.1)m**	£(3.7)m	£(2.8)m	£(1.9)m	£(4.4)m
Percentage of the present value of scheme liabilities	**(0.9)%**	(0.7)%	(0.6)%	(0.5)%	(1.2)%
Total actuarial gain/(loss) recognised in statement of recognised income and expenses	**£60.7m**	£(3.0)m	£8.5m	£11.2m	£(20.0)m
Percentage of the present value of scheme liabilities	**13.1%**	(0.6)%	1.8%	2.7%	(5.3)%

The contributions expected to be paid during the year ended 31 August 2008 amount to £7.9 million.

Debenhams stakeholder pension schemes
The Group contributions to the schemes during the year were £6.6 million (2006: £0.5 million).

25 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 28 per cent (2006: 30 per cent).

	1 September 2007 £m	2 September 2006 £m
Deferred tax assets	**52.3**	51.1
Deferred tax liabilities	**(111.6)**	(84.8)
	(59.3)	(33.7)

Deferred tax assets have been recognised in respect of temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

25 DEFERRED TAX ASSETS AND LIABILITIES CONTINUED

The movement on the deferred tax account is as shown below:

Assets	Developers contribution received £m	Fair value gains £m	Retirement benefit £m	Other provisions £m	Share-based payments £m	Total £m
At 4 September 2005	33.6	6.7	9.5	8.5	6.0	64.3
Credited/(charged) to the income statement	1.5	0.6	(8.1)	5.0	(0.9)	(1.9)
(Charged)/credited to the statement of recognised income and expenses ("SORIE")	-	(7.1)	0.9	-	-	(6.2)
Charged to equity	-	-	-	-	(5.1)	(5.1)
At 2 September 2006	35.1	0.2	2.3	13.5	-	51.1
Credited/(charged) to the income statement	1.8	(0.2)	(2.3)	5.7	-	5.0
Restatement to the standard rate of corporation tax charged to the income statement	(2.5)	-	-	(1.3)	-	(3.8)
At 1 September 2007	**34.4**	**-**	**-**	**17.9**	**-**	**52.3**

Liabilities	Accelerated tax depreciation £m	Fair value gains £m	Retirement benefit £m	Total £m
At 4 September 2005	(73.8)	-	-	(73.8)
Charged to the income statement	(11.0)	-	-	(11.0)
At 2 September 2006	(84.8)	-	-	(84.8)
Charged to the income statement	(4.0)	(0.4)	(5.8)	(10.2)
Restatement to the standard rate of corporation tax credited/(charged) to the income statement	5.9	(0.1)	(0.1)	5.7
Charged to the SORIE	-	-	(18.2)	(18.2)
Restatement to the standard rate of corporation tax through the SORIE	-	-	1.7	1.7
Charged to equity	-	(6.2)	-	(6.2)
Restatement to the standard rate of corporation tax through equity	-	0.4	-	0.4
At 1 September 2007	**(82.9)**	**(6.3)**	**(22.4)**	**(111.6)**

The deferred tax charged to equity during the year was as follows:

	1 September 2007 £m	2 September 2006 £m
Fair value reserves in shareholders equity:		
Adoption of IAS 32 and IAS 39	**-**	5.4
Hedging reserve	**(5.8)**	(7.1)
Deferred tax on pension schemes	**(16.5)**	0.9
Deferred tax on share based payments	**-**	(5.1)
	(22.3)	(5.9)

26 OTHER NON-CURRENT LIABILITIES

	1 September 2007 £m	2 September 2006 £m
Other liabilities	**207.1**	161.0

Included within other liabilities are lease incentives received from landlords either through initial contributions or rent-free periods. These incentives are being credited to the income statement on a straight-line basis over the term of the relevant lease. Additionally the creditor relates to the smoothing of the charges relating to leases with fixed annual increments in rent.

27 PROVISIONS FOR LIABILITIES AND CHARGES

	Vacant properties £m	Closure provisions £m	Other provisions £m	Total £m
At 4 September 2005	1.2	4.9	3.1	9.2
Utilised during the financial year	(0.3)	(1.3)	(1.4)	(3.0)
At 2 September 2006	0.9	3.6	1.7	6.2
Credited to the income statement	-	(0.8)	-	(0.8)
Utilised during the financial year	(0.4)	(1.1)	(1.1)	(2.6)
At 1 September 2007	**0.5**	**1.7**	**0.6**	**2.8**

Provisions have been analysed between current and non-current as follows:

	1 September 2007 £m	2 September 2006 £m
Current	**2.2**	4.7
Non-current	**0.6**	1.5
	2.8	6.2

Vacant properties
Provision for vacant properties represents the residual lease commitments, after taking into account existing sub-lease arrangements, in respect of two properties and will be utilised over the remaining term of the leases which expire in August 2009 and September 2009 respectively.

Closure provision
The termination of a number of operations resulted in closure costs predominantly related to the closure of all remaining own-bought media outlets, the closure of distribution outlets, the closure of a store in the Republic of Ireland and vacated buildings. These provisions are short-term in nature and are expected to be utilised within the next 12 months.

Other provisions
The majority of the Group's other provisions relate to dilapidations on properties based upon the directors best estimate of the Group's future liability. The remainder of the other provisions, none of which are individually significant, represent the best estimate of the expenditure required to settle present obligations in respect of other liabilities. These provisions are short-term in nature and are expected to be utilised within the next 12 months.

28 SHARE CAPITAL

At 1 September 2007 and 2 September 2006

	£	Number
Authorised		
Ordinary shares of £0.0001 each	**128,846**	**1,288,461,539**

	£	Number
Issued and fully paid		
Ordinary shares of £0.0001 each	**85,897**	**858,974,359**

28 SHARE CAPITAL CONTINUED

Employee Share Trust – interest in share capital

The number of ordinary shares in the Company held by the Debenhams Retail Employee Trust 2004 ("DRET") and the Baroness Employee Limited Partnership ("BELP"), in connection with the Group's employee ownership plan described below, were as follows:

	1 September 2007 ordinary shares Number	2 September 2006 ordinary shares Number
Debenhams Retail Employee Trust 2004	**103,602**	3,290,535
Baroness Employee Limited Partnership	–	13,226,985
	103,602	16,517,520

The market value of the shares on 1 September 2007 were £0.1 million for DRET and £nil million for BELP (2006: £6.2 million and £24.9 million respectively). DRET purchased 70,000 shares on 6 November 2006 at a cost of £1.90 per share. The cost of the shares held at the year end £0.1 million for DRET and £nil million for BELP (2006: £0.5 million and £nil million respectively).

Share-based payments

The total charge to the operating profit relates to the following schemes:

	1 September 2007 £m	2 September 2006 £m
DEOP – equity settled element	**0.6**	1.5
DEOP – cash settled element	**–**	3.7
BELP – cash settled element	**–**	8.5
Performance Share Plan 2006 – equity settled element	**1.2**	0.5
Executive Share Option Plan – equity settled element	**0.1**	0.1
Charge for the year	**1.9**	14.3

Outstanding share options

The table shows the number of share options outstanding at the year end:

	PSP Number	ESOP Number	DEOP Number
Outstanding at 3 September 2005	–	–	142,954
Granted	3,353,565	2,975,121	550,271
Exercised	–	–	(3,412,307)
Forfeited	(25,685)	(81,322)	(85,751)
Share split	–	–	6,142,140
Outstanding at 2 September 2006	3,327,880	2,893,799	3,337,307
Granted	5,683,046	2,127,494	–
Exercised	–	–	(3,203,808)
Forfeited	(371,890)	(395,476)	(133,499)
Outstanding at 1 September 2007	**8,639,036**	**4,625,817**	**–**

28 SHARE CAPITAL CONTINUED

i) The Debenhams Performance Share Plan (the "PSP")

The PSP is intended to facilitate the retention of senior executives of the Company by enabling executives to receive shares provided that they remain in the Group. An award under the PSP will normally vest on the third anniversary of date of grant and must be exercised within six months of vesting. No payment will be required for the grant of an award. An award under the PSP will comprise an option to receive free shares or nil cost option with performance conditions attached. Awards under the scheme have been made since May 2006.

The vesting on half of the shares granted is dependent on Earnings Per Share ("EPS") growth. In accordance with IFRS 2 this is classified as a non-market condition and therefore the shares have been fair valued at face value. The vesting of the remaining half of the shares is dependent upon Total Shareholder Return ("TSR") over a three year period when compared to total shareholder return of the FTSE 350 General Retailers Index. The fair value of the PSP options granted for this proportion of the award is calculated based on a Monte Carlo simulation model assuming the inputs shown below:

	EPS	TSR	EPS	TSR
Grant date:	24 Nov 06 29 May 07	24 Nov 06 29 May 07	9 May 06 6 June 06	9 May 06 6 June 06
Number of shares under option (no.):				
9 May 2006	–	–	1,594,431	1,594,431
6 June 2006	–	–	1,556	1,556
24 November 2006	1,153,141	1,153,141	–	–
29 May 2007	1,570,390	1,570,390	–	–
Expected term (years)	3.0	3.0	2.3	2.2
Share price at grant (pence):				
9 May 2006	–	–	205.0	205.0
6 June 2006	–	–	185.0	185.0
24 November 2006	198.25	198.25	–	–
29 May 2007	134.00	134.00	–	–
Exercise price (pence)	–	–	–	–
Risk free rate:				
9 May 2006	–	–	4.8%	4.8%
6 June 2006	–	–	4.7%	4.7%
24 November 2006	5.5%	5.5%	–	–
29 May 2007	6.0%	6.0%	–	–
Expected volatility	21.0%	21.0%	21.0%	21.0%
Expected dividend yield	3.5%	3.5%	3.5%	3.5%
Fair value of option (pence):				
9 May 2006	–	–	189.0	82.8
6 June 2006	–	–	171.1	76.4
24 November 2006	178.0	95.2	–	–
29 May 2007	121.0	64.3	–	–

During the year 5,683,046 (2006: 3,353,565) options were granted under the plan, no shares have been issued during the year.

ii) Executive Share Option Plan (the "ESOP")

The ESOP allows the Company to grant options to acquire shares to eligible employees. These options will normally become exercisable following a three year performance period, only if and to the extent that the performance conditions to which they are subject have been satisfied. With the exception of the first grant of options on 9 May 2007, being the date the Company was admitted to the London Stock Exchange, options were granted with an exercise price equal to the middle market value of the shares on the day immediately preceding the date of the grant.

The vesting of options granted under this plan is dependent on EPS growth, the fair value of the share options has been calculated using a binomial model. The key assumptions are as follows:

Grant date:	29 May 07	24 Nov 06	6 June 06	9 May 06
Number of shares under option (no.)	443,432	1,587,543	58,870	2,535,972
Expected term (years)	6	6	6	6
Share price at grant (pence)	137.50	198.25	185.00	205.00
Exercise price (pence)	137.50	198.25	185.00	205.00
Risk free rate:	6.0%	5.5%	4.7%	4.8%
Expected volatility	24.0%	24.0%	24.0%	24.0%
Expected dividend yield	3.5%	3.5%	3.5%	3.5%
Fair value of option (pence)	31.7	44.8	40.5	45.2

iii) Debenhams Employee Option Plan ("DEOP")

The DEOP option scheme was introduced on 3 September 2004 options were awarded to certain management of the Group. The DRET held shares to satisfy the exercise options granted under DEOP.

Options were awarded at the discretion of the Group's Remuneration Committee and were awarded to any employee within the Group at any point in time. In accordance with the plan rules 50 per cent of the options vested on Debenhams plc admission to the London Stock Exchange. The remaining options vested on 9 May 2007, 365 days after admission. No options remain under the plan. At the date of grant the options were valued using a Black-Scholes option pricing model. The fair value per option granted and the assumptions used in the calculation were as follows:

	Date of grant
Number of employees	327
Expected volatility	15.1%
Expected life (months)	51
Risk free interest rate	4.7%
Expected dividends expresses as a dividend yield	–
Possibility of ceasing employment before vesting	–
Fair value per ordinary unit in Baroness Group Limited Partnership (£)	105.75
Fair value per option - equity element (£ per option)	0.182

The expected volatility was based on the FTSE All Share Consumer Service Index, which comprised 124 members, over the last three years. The risk-free interest rate was based on a 4.5 year gilt rate bond at the time the options were issued. The dividend yield was assumed to be nil as neither the equity component nor the debt element of the underlying option securities were expected to pay out dividends or coupons over their life. All of the options had an exercise price of 10 pence.

The value of the cash-settled element of the award was the value attributable to the "A" loan notes under option. As part of the 2005 Acquisition the "A" Loan Notes of £12.8 million which were issued to the DRET were immediately repaid in full on 26 May 2005. On settlement of the options, the option holders received in cash an amount equivalent to the "A" Loan Notes issued to DRET on the option holders behalf. The modification resulted in a charge to the income statement that related to the "A" Loan Notes that were allocated to employees, rather than the total received by the Trust.

28 SHARE CAPITAL CONTINUED

iv) Baroness Employee Limited Partnership ("BELP")
In June 2004, senior management of the Group were invited by the Remuneration Committee to invest in the Group through the purchase of units in the BELP. Management purchased their holding in the Group at fair value and therefore no equity based costs arose in relation to these awards. The partnership is closed to new entrants. On Admission to the London Stock Exchange 30 per cent of the shares were distributed to the members. On 9 May 2007 the remaining 70 per cent, which totalled 12,891,840 were distributed to the members. The remaining shares held by BELP were transferred to DRET. There will be no further share transfers or distributions by BELP, which no longer holds shares in the Company.

On 16 May 2005, the Group was reorganised with Debenhams plc being the new parent company of the Group. The Group reorganisation involved shares being exchanged for shares and loan notes issued by the Company. In the case of the BELP, a share was exchanged for a share and a "C" loan note in the Company. In total, "C" loan notes of £22.3 million were issued to the BELP. For accounting purposes, this resulted in the modification of the original equity-settled share-based payment, with the newly created loan note element of the award being treated as a cash-settled share-based payment. The total value of the cash-settled element of the award is the value attributable to the "C" Loan Notes of £22.3 million issued to BELP.

29 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Share premium £m	Retained earnings £m	Merger reserve £m	Reverse acquisition reserve £m	Hedging reserve £m	Other reserve £m	Total £m
At 4 September 2005	–	–	(679.4)	1,200.9	(1,199.9)	(14.9)	1.0	(692.3)
Profit for the financial year	–	–	43.7	–	–	–	–	43.7
Actuarial loss in pension schemes (note 24)	–	–	(3.0)	–	–	–	–	(3.0)
Movement in deferred tax relating to pension schemes (note 25)	–	–	0.9	–	–	–	–	0.9
Cash flow hedges:								
– net fair value gains (net of tax)	–	–	–	–	–	15.8	–	15.8
– recycled and adjusted against the initial measurement of the acquisition cost of inventory	–	–	–	–	–	(0.2)	–	(0.2)
– reclassified and reported in net profit	–	–	–	–	–	0.8	–	0.8
Total recognised income for the financial year	–	–	41.6	–	–	16.4	–	58.0
Issue of shares	0.1	682.9	–	–	–	–	–	683.0
Share options								
– value of employee services	–	–	2.1	–	–	–	–	2.1
Purchase of treasury shares for DRET	–	–	(2.0)	–	–	–	–	(2.0)
"C" loan notes held by BELP	–	–	(22.3)	–	–	–	–	(22.3)
Value of employee services for loan notes issued (net of tax)	–	–	26.8	–	–	–	–	26.8
Balance at 2 September 2006	0.1	682.9	(633.2)	1,200.9	(1,199.9)	1.5	1.0	53.3
Profit for the financial year	–	–	79.0	–	–	–	–	79.0
Currency translation differences	–	–	0.4	–	–	–	–	0.4
Actuarial gain in pension schemes (note 24)	–	–	60.7	–	–	–	–	60.7
Movement in deferred tax relating to pension schemes (note 25)	–	–	(16.5)	–	–	–	–	(16.5)
Change in available for sale investment	–	–	–	–	–	–	12.1	12.1
Cash flow hedges:								
– net fair value gains (net of tax)	–	–	–	–	–	17.5	–	17.5
– recycled and adjusted against the initial measurement of the acquisition cost of inventory	–	–	–	–		(3.6)	–	(3.6)
Total recognised income for the financial year	–	–	123.6	–	–	13.9	12.1	149.6
Share options								
– value of employee services	–	–	1.9	–	–	–	–	1.9
– proceeds from shares options in the DRET	–	–	0.3	–	–	–	–	0.3
Purchase of treasury shares for DRET	–	–	(0.1)	–	–	–	–	(0.1)
Dividends paid	–	–	(42.0)	–	–	–	–	(42.0)
Balance at 1 September 2007	**0.1**	**682.9**	**(549.5)**	**1,200.9**	**(1,199.9)**	**15.4**	**13.1**	**163.0**

29 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY CONTINUED

Share premium account

On admission to the London Stock Exchange the Company issued 358,974,359 shares at £1.95, generating proceeds of £700 million. Costs directly associated with the issue of the new shares totalled £17.1 million and in accordance with the Companies Act these costs were set off against the premium generated on issue of the new shares.

Merger reserve

The merger reserve of £1,200.9 million exists as a result of the 2005 Group reconstruction. The merger reserve represents the difference between both the nominal value of the share capital and loan notes issued by the Company and the fair value of Baroness Group Holdings Limited Group at 24 May 2005, the date of the 2005 Group reconstruction.

Reverse acquisition reserve

The reverse acquisition reserve exists as a result of the method of accounting for the 2005 Group reconstruction. In accordance with International Accounting Standards the 2005 Group reconstruction has been accounted for as a reverse acquisition.

Hedging reserve

The hedging reserve represents the change in fair value of all interest rate swaps and forward foreign currency contracts which have been designated as cash flow hedges.

Other reserves

Other reserves represent the change in fair value in respect of the Group's available-for-sale investments (see note 17).

Retained earnings

As at 1 September 2007, £nil million (2006: £0.2 million) of "C" Notes issued by the Company were held by the BELP and were eliminated on consolidation of the Partnership. Fixed interest on the notes was charged at 4.8 per cent and a collateral deposit guaranteed the principal.

30 OPERATING LEASE AND CAPITAL COMMITMENTS

	1 September 2007		2 September 2006	
	Land and buildings £m	Other £m	Land and buildings £m	Other £m
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:				
Within one year	**138.0**	**1.4**	113.0	1.4
Later than one year and less than five years	**590.0**	**1.1**	489.1	2.0
After five years	**3,899.4**	**0.1**	3,483.1	–
	4,627.4	**2.6**	4,085.2	3.4

The Group leases departmental stores and warehouses under non-cancellable operating leases. The leases have various terms, escalation clauses and renewal rights. The Group also leases vehicles and fixtures and equipment under non-cancellable operating leases.

31 CASH GENERATED FROM OPERATIONS

	1 September 2007 £m	2 September 2006 £m
Profit for the financial year	**79.0**	43.7
Taxation (note 12)	**34.2**	18.4
Depreciation (note 16)	**85.7**	86.0
Accelerated depreciation (note16)	**8.2**	-
Amortisation (note 15)	**7.0**	5.1
Loss/(profit) on disposal of property, plant and equipment	**0.6**	(0.1)
Employee options granted during the year	**1.9**	2.8
Discretionary bonus granted	**-**	1.1
Fair value losses/(gains) on derivative instruments	**(1.1)**	1.9
Swap costs	**-**	(0.8)
Net movements in provisions for liabilities and charges (note 27)	**(3.4)**	(3.0)
Interest income (note 10)	**(4.2)**	(7.3)
Interest expense (note 11)	**70.8**	168.8
Difference between pension charge and contributions paid (note 24)	**(12.8)**	(26.2)
Net movement in other non current liabilities	**46.0**	2.2
Changes in working capital		
Increase in inventories	**(36.8)**	(10.6)
Decrease/(increase) in trade and other receivables	**1.1**	(8.2)
Increase in trade and other payables	**35.0**	43.2
Cash generated from operations	**311.2**	317.0

In the cash flow statement, proceeds from the sale of property, plant and equipment comprise:

	1 September 2007 £m	2 September 2006 £m
Net book amount (note 16)	**0.8**	-
(Loss)/profit on sale of property, plant and equipment	**(0.6)**	0.1
Proceeds from the sale of property, plant and equipment	**0.2**	0.1

In the cash flow statement exceptional cash items are as follows:

	1 September 2007 £m	2 September 2006 £m
Cash generated from operations includes payments for:		
Admission to the London Stock Exchange	-	3.8
Acquisition and reorganisation of stores in the Republic of Ireland	**3.7**	-
Additional pension contribution	-	18.0
Interest paid includes:		
2006 refinancing – premium on early repayment of senior term loan	-	2.1
2006 refinancing – cost of restructuring interest rate swaps	-	(0.3)
2006 refinancing – debt issue costs	**2.7**	14.1

Acquisition and reorganisation of stores in the Republic of Ireland
Following the acquisition of the nine stores in the Republic of Ireland and the assignment of the Jervis Street lease, redundancy cost of £2.1 million have been paid, together with £1.6 million of marketing, travel, legal and integration costs.

31 CASH GENERATED FROM OPERATIONS CONTINUED

Admission to the London Stock Exchange

Payments for professional advice and advisory services relating to the Company's admission to the London Stock Exchange totalled £3.8 million.

Additional pension contribution

As part of the refinancing in May 2005 it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes. A payment of £29.4 million was paid on refinancing on 26 May 2005, and the balance of £18.0 million was paid on 11 May 2006 following the Company's admission to the London Stock Exchange.

2006 refinancing

On refinancing, £2.1 million was paid relating to the early repayment of the senior credit facility. As a result of the refinancing a number of interest rate swaps were either closed out or restructured, generating income of £0.3 million.

Debt issue costs capitalised in respect of the refinancing on 30 May 2006 amounted to £17.1 million.

Non-cash transactions

Other non-cash changes comprise:

	1 September 2007 £m	2 September 2006 £m
Amortisation of issue costs relating to debt issues	**3.9**	5.1
Release of prior year debt issue cost accrual	**(0.1)**	-
Exceptional write off of issue costs on refinancing	**-**	33.5
Non-cash movements associated with finance lease obligations	**(4.0)**	0.3
Transfer of accrued interest to net debt on adoption of IAS 32 and IAS 39	**-**	0.4
Non-cash transactions	**(0.2)**	39.3

32 ANALYSIS OF CHANGES IN NET DEBT

	At 2 Sept 2006 £m	Cash flow £m	Non-cash movements £m	At 1 Sept 2007 £m
Analysis of net debt				
Cash	34.0	46.4	-	**80.4**
Bank overdrafts	(33.7)	32.6	-	**(1.1)**
Cash and cash equivalents	**0.3**	**79.0**	**-**	**79.3**
Debt due within one year	3.6	-	(100.0)	**(96.4)**
Debt due after one year	(1,037.8)	-	96.2	**(941.6)**
Finance lease obligations due within one year	(3.0)	0.4	(4.8)	**(7.4)**
Finance lease obligations due after one year	(59.2)	-	8.8	**(50.4)**
	(1,096.1)	**79.4**	**0.2**	**(1,016.5)**

33 PRINCIPAL SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertakings of Debenhams plc at 1 September 2007 were as follows:

Company	Country of incorporation	Country of registration	Activity
Debenhams Retail plc	UK	England	Department Store Retailing
Debenhams Group Holdings Limited *	UK	England	Holding Company
Debenhams Retail (Ireland) Limited	Ireland	Ireland	Department Store Retailing
Debenhams Properties Limited	UK	England	Property Investment
Other entities:			
Baroness Employee Limited Partnership	Jersey	Jersey	ESOP
Debenhams Retail Employee Trust 2004	Jersey	Jersey	ESOP

All companies are wholly owned.

* Denotes investments held by the Company. All other investments are held by subsidiary undertakings.

All subsidiary companies are consolidated.

Income statement

	IFRS			UK GAAP		
	2007 £m	2006 £m	2005 £m	Proforma[1] 2005 £m	Proforma[2] 2004 £m	2003 £m
Gross transaction value	**2,305.6**	2,192.9	2,086.8	2,086.8	1,902.9	1,810.2
Revenue	**1,774.4**	1,707.7	1,608.7	1,608.7	1,491.8	1,810.2
Cost of sales	**(1,494.9)**	(1,376.3)	(1,293.4)	(1,270.9)	(1,207.9)	(1,550.7)
Gross profit	**279.5**	331.4	315.3	337.8	283.9	259.5
Distribution costs	**(46.2)**	(53.0)	(43.5)	(43.5)	(37.5)	(37.1)
Administrative expenses	**(39.2)**	(40.2)	(43.8)	(106.6)	(75.3)	(46.6)
Operating profit before exceptional items	**194.1**	238.2	228.0	187.7	171.1	175.8
Exceptional items	**(14.3)**	(14.6)	(4.4)	(4.7)	(44.4)	(17.4)
Profit on deemed disposal of subsidiary	**–**	–	117.7	117.7	–	–
Operating profit	**179.8**	223.6	341.3	300.7	126.7	158.4
Net interest	**(66.6)**	(125.4)	(160.8)	(157.1)	(123.5)	(7.4)
Exceptional interest payable and similar charges	**–**	(36.1)	(92.9)	(92.9)	(33.6)	–
Profit/(loss) before taxation	**113.2**	62.1	87.6	50.7	(30.4)	151.0
Taxation	**(34.2)**	(18.4)	36.1	11.7	7.4	(42.6)
Profit/(loss) for the financial year attributable to equity shareholders	**79.0**	43.7	123.7	62.4	(23.0)	108.4

Gross transaction value
Gross transaction value represents turnover presented net of staff discounts and loyalty point sales. It also requires turnover for concessions to be shown on a net basis.

Proforma (1)
The results for 2005 have been restated to give effect for the combination of:

- The consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 29 August 2004 to 23 May 2005; and
- The consolidated financial information of Debenhams Retail Holdings Limited and its subsidiaries from 24 May 2005 to 3 September 2005.

Proforma (2)
The results for 2004 have been restated to give effect for the combination of:

- The consolidated financial information of Debenhams Group Holdings Limited and its subsidiaries from 31 August 2003 to 3 December 2003; and
- The consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 4 December 2003 to 28 August 2004.

Balance sheets

	IFRS			UK GAAP		
	2007 £m	2006 £m	2005 £m	Proforma[1] 2005 £m	Proforma[2] 2004 £m	2003 £m
ASSETS						
Non-current assets						
Intangible assets	**842.9**	836.1	829.9	2,504.2	799.7	2.2
Tangible assets	**667.7**	639.5	650.0	668.2	1,039.1	976.8
Financial assets	**40.0**	16.0	7.2	7.2	–	32.8
Retirement benefit obligations	**87.3**	13.8	–	9.5	–	–
Deferred tax assets	**52.3**	51.1	58.9	–	–	–
Total non-current assets	**1,690.2**	1,556.5	1,546.0	3,189.1	1,838.8	1,011.8
Net current (liabilities)/assets	**(215.8)**	(156.6)	(143.2)	(83.6)	17.8	(113.8)
Non-current liabilities	**(1,311.4)**	(1,346.6)	(2,083.5)	(1,965.1)	(1,911.3)	(125.9)
Net assets/(liabilities)	**163.0**	53.3	(680.7)	1,140.4	(54.7)	772.1
SHAREHOLDERS' EQUITY						
Share capital	**0.1**	0.1	–	–	1.0	36.6
Share premium account	**682.9**	682.9	–	–	–	19.7
Other reserves	**29.5**	3.5	1.0	1,200.9	–	45.0
Retained earnings	**(549.5)**	(633.2)	(681.7)	(60.5)	(55.7)	670.8
Total equity	**163.0**	53.3	(680.7)	1,140.4	(54.7)	772.1

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DEBENHAMS PLC

We have audited the parent company financial statements of Debenhams plc for the year ended 1 September 2007 which comprise the balance sheet, statement of total recognised gains and losses and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Debenhams plc for the year ended 1 September 2007.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the directors' report and the unaudited part of the remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 1 September 2007;
- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds
23 October 2007

COMPANY BALANCE SHEET
As at 1 September 2007

	Note	1 September 2007 £m	2 September 2006 £m
Fixed assets			
Investments	3	**3,851.9**	4,068.7
Financial assets – derivative financial instruments		**19.7**	7.8
		3,871.6	4,076.5
Current assets			
Debtors	4	**200.6**	137.8
Financial assets – derivative financial instruments		**2.9**	–
Cash at bank and in hand		**–**	0.2
		203.5	138.0
Creditors: amounts falling due within one year	5	**(1,191.8)**	(1,322.2)
Net current liabilities		**(988.3)**	(1,184.2)
Total assets less current liabilities		**2,883.3**	2,892.3
Creditors: amounts falling due after more than one year	6	**(941.6)**	(1,039.3)
Provisions for liabilities and charges	8	**(6.5)**	(2.1)
Net assets		**1,935.2**	1,850.9
Capital and reserves			
Called up share capital	9	**0.1**	0.1
Share premium account	10	**682.9**	682.9
Merger reserve	10	**1,106.1**	1,200.9
Hedging reserve	10	**16.3**	4.4
Profit and loss account	10	**129.8**	(37.4)
Shareholders' funds	11	**1,935.2**	1,850.9

The financial statements on pages 93 to 99 were approved by the board of directors on 23 October 2007 and were signed on its behalf by:

C K Woodhouse
Director

COMPANY STATEMENT OF RECOGNISED GAINS AND LOSSES
For the financial year ended 1 September 2007

	For the financial year ended:	
	1 September 2007 £m	2 September 2006 £m
Profit/(loss) for the financial year	**114.2**	(20.8)
Cash flow hedges		
– Net fair value gains (net of tax)	**11.9**	17.3
– Reclassified and reported in net profit	–	0.8
Net gains recognised directly in equity	**11.9**	18.1
Total gains and losses recognised during the year	**126.1**	(2.7)

1 ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared on the going concern basis and in accordance with UK GAAP using the historical cost convention modified for the revaluation of certain financial instruments and in accordance with applicable accounting standards and the Companies Act 1985.

The Company has taken advantage of the exemption from preparing a cash flow statement in accordance with FRS 1 "Cash Flow Statement". The cash flows of the Company are included in the Debenhams plc Group financial statements.

The Company is also exempt under the terms of FRS 8 "Related Parties" from disclosing related party transactions with entities that are part of the Debenhams plc Group.

The principal accounting policies, which have been applied consistently during the year, are set out below.

Investments
Investments are held at cost less any provision for diminution in value.

Borrowings
All borrowings are stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs, are charged to the profit and loss account over the term of the borrowings. Finance costs represent a constant proportion of the balance of capital repayments outstanding.

Taxation
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and the results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be taxable profits from which the future reversal of the underlying timing differences can be deducted.

Dividend distribution
A final dividend distribution to the Company shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company shareholders. Interim dividends are recognised when paid.

Share-based payments
Where the Company has granted options over the Company shares to employees of its subsidiaries, a capital contribution has been deemed to be made by the Company. This is then recharged to the subsidiary and is based on the fair value of the options issued spread over the options vesting period.

Derivatives
The derivative instruments used by the Company to manage its interest rate risk are interest rate swaps.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an effective hedging instrument and the nature of the item being hedged. The Company designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Derivatives are recognised using trade date accounting.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at the inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

1 ACCOUNTING POLICIES CONTINUED

i) Cash flow hedges
The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the relevant line of the profit and loss account which will be affected by the underlying hedged item.

Amounts accumulated in equity are recycled and adjusted against the initial measurement of the underlying hedged item when the underlying hedged item is recognised on the balance sheet or in the profit and loss account.

When a hedged instrument expires, is sold or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is immediately recognised in the relevant line of the profit and loss account which will be affected by the original underlying hedged item. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the relevant line of the profit and loss account which would have been affected by the forecasted transaction.

ii) Derivatives that do not qualify for hedge accounting
Certain derivatives do not qualify for hedge accounting. Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

The Company has taken advantage of the exemption in FRS 25 "Financial Instruments: Disclosure and Presentation" not to present information on financial risk management and hedging where that information is presented in the same Group financial statements. Accordingly, information on risk management and hedging may be found in notes 3 and 23 of the Group accounts.

New accounting standards
At the balance sheet date FRS 29 "Financial Instruments: Disclosures" was in issue but not yet effective. This standard will be fully considered in due course.

2 PROFIT AND LOSS ACCOUNT

The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and have not presented a profit and loss account for the Company alone. A profit of £114.2 million is attributable to shareholders for the financial year ended 1 September 2007 (2006: loss of £20.8 million). There is no difference between the results disclosed in respect of the Company and these results on an unmodified historical cost basis.

The contracts of employment for all the directors are held by Debenhams plc. The total cost of employing the directors is disclosed in the remuneration report. The Company has no other employees.

Auditors' remuneration of £0.1 million is borne by another Group undertaking.

3 INVESTMENTS

	Investments in subsidiary undertakings £m
Cost	
At 1 September 2007 and 2 September 2006	**4,068.7**
Provision for impairment	
At 3 September 2006	-
Impairment	216.8
At 1 September 2007	**216.8**
Net book value	
At 1 September 2007	**3,851.9**
At 2 September 2006	4,068.7

3 INVESTMENTS CONTINUED

Investment in subsidiary undertakings

In accordance with FRS 11 "Impairment of Fixed Assets and Goodwill" the carrying value of the Company's subsidiary undertaking has been compared to their recoverable amounts represented by the value in use to the Company. The review results in an impairment of £43.8 million in respect of Debenhams Group Holdings Limited, which has been set off in full against the merger reserve. The discount rate used in the calculation to arrive at the valuation was 7.5 per cent on a post-tax basis.

During the year BF III Limited, a direct subsidiary undertaking repurchased 954,800 of its issued share capital. The consideration on the share buy-back was £175.8 million. Following the transaction an impairment review resulted in an impairment of £173.0 million, £51.0 million of which was set off against the merger reserve. The balance of £120.0 million has been charged to the profit and loss account.

The principal subsidiary undertakings of the Company at 1 September 2007 are shown in note 33 of the Debenhams plc Group financial statements.

4 DEBTORS

	1 September 2007 £m	2 September 2006 £m
Amount owed by Group undertakings	**200.6**	110.7
Corporation tax	**–**	26.3
Prepayments and other debtors	**–**	0.8
	200.6	137.8

Amounts owed by Group undertakings are unsecured, repayable on demand and carrying an average rate of interest of 7.4 per cent (2006: 7.2 per cent).

5 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	1 September 2007 £m	2 September 2006 £m
Bank loans and overdraft (note 7)	**96.4**	28.5
Trade creditors	**0.1**	–
Other loans – "C" loan notes (note 7)	**–**	0.2
Amounts owed to Group undertakings	**1,094.7**	1,280.7
Corporation tax	**0.2**	–
Accruals and deferred income	**0.4**	12.8
	1,191.8	1,322.2

Amounts owed to Group undertakings are unsecured, have no fixed date of redemption and either carry an average interest rate of 7.4 per cent (2006: 7.2 per cent) or are interest free.

6 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	1 September 2007 £m	2 September 2006 £m
Term loan facility	**941.6**	1,037.7
Derivative financial instruments	**–**	1.6
	941.6	1,039.3

7 BORROWINGS

	1 September 2007 £m	2 September 2006 £m
Term loan facility	**1,050.2**	1,050.4
Revolving credit facility	**-**	32.0
Other loans – "C" loan notes	**-**	0.2
Total borrowings	**1,050.2**	1,082.6
Less: issue costs	**(12.2)**	(16.2)
	1,038.0	1,066.4

Maturity of debt

	1 September 2007 £m	2 September 2006 £m
Amounts falling due:		
In one year or less or on demand	**96.4**	28.7
In more than one year but not more than two years	**96.6**	96.2
In more than two years but not more than five years	**845.0**	941.5
	1,038.0	1,066.4

Information relating to the borrowings of the Company are shown in note 22 of the Debenhams plc Group financial statements.

8 PROVISIONS FOR LIABILITIES AND CHARGES

Deferred taxation provision	£m
At 3 September 2006	(2.1)
Charged to the statement of recognised gains and losses	(4.4)
At 1 September 2007	**(6.5)**

9 SHARE CAPITAL

As at 2 September 2006 and 1 September 2007	£	Number
Authorised		
Ordinary shares of £0.0001 each	**128,846**	**1,288,461,539**
Issued and fully paid		
Ordinary shares of £0.0001 each	**85,897**	**858,977,359**

10 RESERVES

	Share premium account £m	Hedging reserve £m	Merger reserve £m	Profit and loss account £m
At 3 September 2006	682.9	4.4	1,200.9	(37.4)
Profit for the financial year	–	–	–	114.2
Cash flow hedges – net fair value gains (net of tax)	–	11.9	–	–
Impairment of investment – reserve movement	–	–	(94.8)	94.8
Dividends paid	–	–	–	(42.0)
Employee share ownership plans (net of tax)	–	–	–	0.2
At 1 September 2007	**682.9**	**16.3**	**1,106.1**	**129.8**

Hedging reserve

The hedging reserve represents the change in fair value of the interest rate swaps which have been designated as cash flow hedges.

Merger reserve

The merger reserve of £1,200.9 million was created as a result of the Company acquiring the Baroness Group Holdings Limited Group on 24 May 2005. The merger reserve represents the difference between both the nominal value of the share capital and loan notes issued by the Company and the fair value of Baroness Group Holdings Limited Group at the date of acquisition. The investment impairment disclosed in note 3 has reduced the merger reserve by £94.8 million.

Profit and loss account

The dividends paid by the Company during the year ended 1 September 2007 are shown in note 13 of the Debenhams plc Group financial statements.

11 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	1 September 2007 £m	2 September 2006 £m
Profit/(loss) for the financial year	**114.2**	(20.8)
Dividends paid	**(42.0)**	–
Retained profit/(loss)	**72.2**	(20.8)
Adoption of FRS 26	–	(13.1)
Issue of ordinary share capital (net of issue costs)	–	683.0
Cash flow hedges:		
– net fair value gains (net of tax)	**11.9**	17.3
– reclassified and reported in net profit	–	0.8
Employee share ownership plans (net of tax)	**0.2**	2.8
Net increase to shareholders' funds	**84.3**	670.0
Opening shareholders' funds	**1,850.9**	1,180.9
Closing shareholders' funds	**1,935.2**	1,850.9

STORE LIST

Aberdeen
Ayr
Banbury
Bangor
Barrow
Basildon
Basingstoke
Bedford
Belfast
Birmingham
Blackburn
Bolton
Bournemouth
Brighton
Bristol
Bromley
Cambridge
Canterbury
Cardiff
Carlisle
Chatham
Chelmsford
Cheltenham
Chester
Clapham
Colchester
Cork – Mahon Point
Cork – Patrick Street
Coventry
Crawley
Croydon
Derby**
Doncaster
Dublin – Blackrock
Dublin – Blanchardstown
Dublin – Henry Street
Dublin – Jervis Centre
Dublin – Tallaght
Dundee
East Kilbride
Eastbourne
Edinburgh
Eltham
Exeter**
Farnborough
Folkestone
Foyleside
Galway
Gateshead – Metro Centre
Glasgow
Gloucester
Gravesend
Guildford
Hanley
Harrogate
Harrow
Hastings
Hemel Hempstead
Hounslow
Hull
Ilford
Inverness
Ipswich
King's Lynn
Lakeside
Leeds – City Centre
Leeds – White Rose
Leicester
Leith
Limerick
Lincoln
Llandudno
Llanelli*
London – Oxford Street
Luton
Manchester
Manchester – Trafford Park
Mansfield
Merryhill
Middlesbrough
Milton Keynes
Newbridge
Newbury
Newry
Northampton
Norwich
Nottingham
Nuneaton
Oldham
Oxford
Perth
Plymouth
Portsmouth
Preston
Reading
Redditch
Romford
Rushmere
Salisbury
Scarborough
Sheffield
Sheffield – Meadowhall
Slough
Southampton
Southend
Southport
Southsea
Staines
Stirling
Stockport
Stockton
Stratford
Sunderland
Sutton
Swansea
Swindon
Taunton
Telford
Torquay
Tralee
Uxbridge
Walsall
Warrington
Waterford
Welwyn Garden City*
Westwood Cross
Weymouth
Wigan
Wimbledon
Winchester
Woking
Worcester
Workington
Worthing
York

Desire

Altrincham
Birmingham Fort
Falkirk
Kirkcaldy
Merthyr Tydfil
Orpington
South Shields
Truro
Walton

International

Bahrain – Manama
Cyprus – Avenue
Cyprus – Apollon
Cyprus – Central
Cyprus – Korivos
Cyprus – Kinyras
Cyprus – Ledra
Cyprus – Nicosia*
Cyprus – Olympia
Cyprus – Zenon
Czech Republic – Prague
Iceland – Rykjavik
Indonesia – Jakarta Senayan City
Indonesia – Jakarta Plaza
India – Dehli*
Jordan*
Kuwait – Airport
Kuwait – Avenues
Kuwait – Home
Kuwait – Souq Sharq
Philippines – Manila
Philippines – Shangri La
Qatar – Doha
Romania – Bucharest
Russia – Moscow
Saudi Arabia – Jeddah
Saudi Arabia – Khobar
Saudi Arabia – Mecca
Saudi Arabia – Riyadh Kingdom Mall
Saudi Arabia – Riyadh Granada Mall
Saudi Arabia – Riyadh Sahara Mall
Turkey – Istanbul
Dubai – Mall of Emirates
Dubai – Ibn Battuta
Dubai – Deira
UAE – Sharjah

* Opened after 1 September 2007
** Re-sited after 1 September 2007

NEW STORE OPENINGS

WE CURRENTLY HAVE A PIPELINE OF 29 NEW STORES AND THREE RE-SITES PLANNED BY AUTUMN 2011

Opened since year end

Exeter (Re-site) 90,000 sq ft
Llanelli 22,000 sq ft
Derby (Re-site) 90,000 sq ft
Welwyn Garden City 20,000 sq ft

2007/08

Contracted pipeline

Glasgow Silverburn 80,000 sq ft
Bangor (Re-site) 40,000 sq ft
Ashford 60,000 sq ft
Blackpool 65,000 sq ft
Liverpool 125,000 sq ft
Ballymena 14,000 sq ft

2007/08

White City 105,000 sq ft
Wrexham 60,000 sq ft
Dunfermline 55,000 sq ft
Livingston 60,000 sq ft
Bury St Edmunds 60,000 sq ft
Great Yarmouth 20,000 sq ft
Fareham 14,000 sq ft
Monks Cross 14,000 sq ft
Whitney 14,000 sq ft

2008/09

Newbury (Re-site) 50,000 sq ft
Newport 75,000 sq ft
Carmarthen 60,000 sq ft
Bradford 80,000 sq ft
Wakefield 65,000 sq ft
Newcastle 125,000 sq ft
Darlington 60,000 sq ft
Lichfield 45,000 sq ft
Bury (Gr. Manchester) 70,000 sq ft
Wood Green 70,000 sq ft

2009/10

Lancaster 70,000 sq ft
Wolverhampton 70,000 sq ft
Crewe 55,000 sq ft
Barnsley 65,000 sq ft
Macclesfield 55,000 sq ft
Swindon (Re-site) 70,000 sq ft
Bath 85,000 sq ft

2010/11

Debenhams Stores
Desire

Key

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING ("AGM") OF DEBENHAMS PLC WILL BE HELD AT 1 WELBECK STREET, LONDON W1G 0AA ON TUESDAY 4 DECEMBER 2007 AT 3.30 PM

Items 1 to 11 will be proposed as ordinary resolutions. Items 12 and 13 will be proposed as special resolutions.

Ordinary business

1 Directors' report and accounts
To receive the accounts for the financial year ended 1 September 2007 together with the directors' report and the auditors' report on those accounts.

2 Directors' remuneration report
To approve the remuneration report for the financial year ended 1 September 2007.

3 Dividend
To declare a final dividend for the year ended 1 September 2007 of 3.8 pence per share.

To reappoint the following directors who retire in accordance with the Company's Articles of Association

4 Richard Gillingwater

5 Peter Long

6 Dennis Millard

7 Rob Templeman

8 Appointment of auditors
To reappoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

9 Paying the auditors
To authorise the Audit Committee to determine the remuneration of the auditors on behalf of the board.

Special business

10 Electronic communications
To authorise the Company to send or supply documents or information to shareholders by electronic means, including making the documents or information available on the Company's website.

11 Authority to allot securities
That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £28,632 provided that this authority shall expire at the Company's next AGM after the passing of this resolution and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

12 Disapplication of pre-emption rights
That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities for cash as if Section 89(1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

b) otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,294

and shall expire on the conclusion of the next AGM of the Company after the passing of this resolution, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

13 Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163(3) of the Act) of shares, subject to the following conditions:

a) the maximum number of shares authorised to be purchased may not be more than 85,897,439 shares;

b) the minimum price which the Company may pay for each share is £0.0001 being the nominal value of each share;

c) the maximum price which may be paid for each share shall be the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share as derived from the London Stock Exchange Trading System ("SETS");

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

By order of the board

Paul Eardley
Company Secretary

5 November 2007

Debenhams plc
Registered Office
1 Welbeck Street, London W1G 0AA

Registered in England and Wales. Company No. 5448421

Your attention is drawn to the notes below:

The directors believe that all the proposals to be considered at the AGM are in the best interests of Debenhams plc and its shareholders. They recommend that you vote in favour of the proposed resolutions. The directors will be voting their own shareholdings in favour of the proposed resolutions.

To have the right to come and vote at the AGM, you must hold shares in Debenhams plc (this means your name must be entered on the share register) by 3.30pm on 2 December 2007.

If you cannot come to the AGM, you can appoint someone as your proxy to come to the meeting and vote for you. Alternatively you can appoint the Chairman as your proxy. If there is a poll, your proxy can vote for you and can also join in the demand for a poll. A proxy does not have to be shareholder. If you want to appoint a proxy, fill in the form of proxy which is enclosed and return it to the Company's registrars in the prepaid envelope provided.

The Company's registrars must receive your proxy instructions by 3.30pm on 2 December 2007. If you fill in and send back a form of proxy you can still come to the AGM and vote instead of your proxy. If you do this and there is a poll vote, the votes you have given previously to your proxy will not be counted.

The directors' service contracts or their letter of appointment will be available for inspection at and for 15 minutes prior to the AGM. You can also ask to see these documents during normal business hours by contacting the Company Secretary

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 4 December 2007 and any adjournments(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST proxy instruction") must be properly authenticated in accordance with CRESTCo's specifications and just contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Registered office and head office
1 Welbeck Street
London W1G 0AA
Registered in England and Wales
Company number: 5448421

Financial advisers and stockbrokers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors
PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

Registrars
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
Telephone: 0845 607 6838

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-003769

Designed and produced by 85four
Printed in-house by Debenhams

STYLING THE NATION
WITH DESIGNERS AT DEBENHAMS

Debenhams
1 Welbeck Street
London
W1G 0AA

www.debenhams.com

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

J P Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.):

J P Morgan Securities Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

7 January 2008

6. Date on which issuer notified:

8 January 2008

7. Threshold(s) that is/are crossed or reached

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: GB00B126KH97

Situation previous to the Triggering Transaction: 101,069,494 ordinary shares of 0.01p each, Number of voting rights: 101,069,494.

Resulting situation after the triggering transaction: Number of shares: 94,397,133 , Number of voting rights: 94,397,133 (direct) & 0 (indirect), % of voting rights: 10.99% (direct) 0.00% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 94,397,133 = 10.99% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Total disclosable holding for J P Morgan Chase & Co: 94,397,133 (10.99%)

Holdings by controlled undertakings of J P Morgan Chase & Co. are as follows:-

J P Morgan Securities Limited: 94,397,133 (10.99%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 17/12/2007

RNS Number:0975K
Debenhams plc
17 December 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer cr the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Milestone Resources Group Limited

4. Full name of shareholder(s) (if different from 3):

Chase Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

December 12th 2007

6. Date on which issuer notified:

December 16th 2007

7. Threshold(s) that is/are crossed or reached

7%

8. Notified details:

Class/type of shares

ISIN: GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction: 60,072,258 ordinary shares of 0.01p each.

Percentage of voting rights: 6.99%.

Resulting situation after the triggering transaction: 63,309,537 ordinary shares of 0.01p each

Number of voting rights Direct 63,309,537 ordinary shares, Indirect None;

Percentage of voting rights Direct 7.37%, Indirect None

B: Financial Instruments

N/A

Total A +B

Number of voting rights 63,309,537

Percentage of voting rights 7.37%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone 020 7408 3529

END
HOLILFLRFFLDLID

RNS Number:6966K
Debenhams plc
27 December 2007

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 December 2007

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams Performance Share Plan

3. Period of return:

From 28 June 2007 To 27 December 2007

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

RNS Number:6963K
Debenhams plc
27 December 2007



BLOCKLISTING SIX MONTHLY RETURN

Date: 27 December 2007

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams 2006 Executive Share Option Plan

3. Period of return:

From 28 June 2007 To 27 December 2007

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END


END